Exhibit 99.2

Execution Version

GOLDCORP CANADA LTD.

- and -

1511583 B.C. LTD.

- and -

ORLA MINING LTD.

SHARE PURCHASE AGREEMENT

DATED NOVEMBER 17, 2024

TABLE OF CONTENTS
ARTICLE 1 INTERPRETATION		2
1.1	Definitions	2
1.2	Actions on Non-Business Days	22
1.3	Currency and Payment Obligations	22
1.4	Average Spot Gold Price	22
1.5	Calculation of Interest	22
1.6	Calculation of Time	22
1.7	Knowledge	23
1.8	Additional Rules of Interpretation	23
1.9	Schedules	24
1.10	Where GCL is not the Vendor	24
ARTICLE 2 PURCHASE OF PURCHASED SHARES		25
2.1	Purchase and Sale of Purchased Shares	25
2.2	Purchase Price, Payment of Purchase Price, and Transfer Tax Loans	25
2.3	Purchase Price Adjustment	25
2.4	Deferred Consideration.	29
ARTICLE 3 REPRESENTATIONS AND WARRANTIES		30
3.1	Representations and Warranties of GCL	30
3.2	Representations and Warranties of the Purchaser	41
3.3	Representations and Warranties of the Guarantor	43
3.4	Disclosures	46
3.5	Disclaimer of Warranties	47
ARTICLE 4 CLOSING ARRANGEMENTS		47
4.1	Closing	47
4.2	Vendor’s Closing Deliveries	47
4.3	Purchaser’s Closing Deliveries	48
ARTICLE 5 CONDITIONS OF CLOSING		49
5.1	Purchaser’s Conditions	49
5.2	Condition Not Fulfilled	50
5.3	GCL’s Conditions	51
5.4	Condition Not Fulfilled	52
ARTICLE 6 INDEMNIFICATION		52
6.1	Survival	52
6.2	Indemnity by the Vendor	52
6.3	Indemnity by the Purchaser and the Guarantor	53
6.4	Claim Notice	53
6.5	Time Limits for Claim Notice for Breach of Representations and Warranties	54
6.6	Certain Limitations	55
6.7	Agency for Non-Parties	56
6.8	Direct Claims	56

(i)

6.9	Third Party Claims.	56
6.10	Environmental Procedures	57
6.11	Cooperation	58
6.12	Adjustment to Purchase Price	58
6.13	Exclusivity	58
6.14	Reasonable Steps to Mitigate	58
ARTICLE 7 COVENANTS		59
7.1	Updates to Disclosure Letter	59
7.2	Access	59
7.3	Transaction Personal Information	60
7.4	Confidentiality	61
7.5	Action During Interim Period	62
7.6	Consents and Approvals	67
7.7	Pre-Closing Reorganization	68
7.8	Exchange Approval	69
7.9	Orla Meeting	69
7.10	Orla Circular	70
7.11	Covenant of Guarantor	71
7.12	Indemnification of Directors and Officers of the Company	71
7.13	Books and Records	72
7.14	Reclamation and Closure Plan	73
7.15	Company Employees, Benefit Plans and Pension Plans	75
7.16	Payment Obligations	77
7.17	Post-Closing Transfers	78
7.18	Insurance Policies	78
7.19	Company Name Change; Use of GCL Marks	79
7.20	Credit Agreement Co-Operation	79
7.21	Business Acquisition Report	80
7.22	Technical Report	80
7.23	Transition Services Agreement.	81
ARTICLE 8 TERMINATION		81
8.1	Grounds for Termination	81
8.2	Effect of Termination	81
ARTICLE 9 TAX MATTERS		81
9.1	Preparation of Tax Returns	81
9.2	Section 85 Elections	82
9.3	Straddle Periods	83
9.4	Post-Closing Actions	83
9.5	Tax Refunds	84
9.6	Cooperation Respecting Tax Matters	84
9.7	Tax Claims	85
9.8	Reportable Transactions	86

(ii)

ARTICLE 10 GENERAL		86
10.1	Mutual Releases	86
10.2	Guarantee	87
10.3	Conflicts and Privilege	87
10.4	Expenses	87
10.5	Public Announcements	88
10.6	Notices	88
10.7	Time of Essence	89
10.8	Further Assurances	89
10.9	Entire Agreement	90
10.10	Amendment	90
10.11	Waiver	90
10.12	Severability	90
10.13	Specific Performance	90
10.14	Attornment	91
10.15	Governing Law	91
10.16	Successors and Assigns; Assignment	91
10.17	Third Party Beneficiaries	92
10.18	Counterparts	92

Exhibit “A”	Shareholder Resolutions
Exhibit “B”	Transition Services Agreement
Exhibit “C”	Accounting Principles and Example of Working Capital Statement

(iii)

SHARE PURCHASE AGREEMENT

THIS SHARE PURCHASE AGREEMENT dated November 17, 2024 is made

B E T W E E N

GOLDCORP CANADA LTD.

(“GCL”)

- and -

1511583 B.C. LTD.

(the “Purchaser”)

- and -

ORLA MINING LTD.

(the “Guarantor”)

RECITALS

A.	In advance of the Closing (as defined herein), GCL and a company to be formed by GCL (the “Company”) shall complete the Pre-Closing Reorganization (as defined herein), such that the Company is to become the registered and beneficial owner of all of the Company Assets.
B.	In connection with the Pre-Closing Reorganization, GCL or an Affiliate thereof (GCL or such Affiliate, as the case may be, hereinafter referred to as the “Vendor”) will be the registered and beneficial owner of all of the shares in the capital of the Company (the “Purchased Shares”).
C.	The Purchaser is willing to purchase and GCL is willing to sell, or to cause the Vendor to sell, the Purchased Shares subject to the terms and conditions contained in this Agreement.
D.	Concurrently with the execution of this Agreement and as an inducement to GCL’s willingness to enter into this Agreement, the Purchaser has provided GCL with a copy of: (i) the Subscription Letters, (ii) the Commitment Letter and (iii) the Gold Prepay Letters.
E.	The Guarantor has agreed to guarantee the obligations of the Purchaser pursuant to the terms, conditions and limitations set forth in this Agreement.

For good and valuable consideration, the receipt and adequacy of which are hereby acknowledged by each Party, the Parties agree as follows:

Article 1
Interpretation

1.1	Definitions

In this Agreement:

“Accounting Principles” has the meaning given in Section 2.3(a).

“Acquisition Resolution” means the ordinary resolution of shareholders of the Guarantor to be passed at the Orla Meeting in accordance with Applicable Law and the rules and policies of the TSX, for the purposes of approving the transactions contemplated by this Agreement, substantially in the form set out hereto in Exhibit “A”.

“Advance Ruling Certificate” means an advance ruling certificate issued by the Commissioner pursuant to section 102 of the Competition Act in respect of the transactions contemplated under this Agreement.

“Affiliate” means, with respect to any Person, any other Person who directly or indirectly controls, is controlled by, or is under direct or indirect common control with, such Person, and includes any Person in like relation to an Affiliate. A Person shall be deemed to “control” another Person if such Person possesses, directly or indirectly, the power to direct or cause the direction of the management and policies of such other Person, whether through the ownership of voting securities, by contract or otherwise; and the term “controlled” shall have a similar meaning.

“Agreement” means this Share Purchase Agreement, all the Exhibits hereto and the Schedules hereto (as set out in the Disclosure Letter), as the same may be amended or supplemented from time to time in accordance with the terms hereof.

“Alternative Financing” has the meaning set out in Section 7.5(4)(d).

“Anti-Money Laundering Laws” has the meaning set out in Section 3.2(9)(a).

“Applicable Law” means, with respect to any Person, property, transaction, event or other matter, any law, statute, regulation, code, ordinance, principle of common law or equity, rule, municipal by-law, Order or other requirement having the force of law, (“Law”), in each case relating or applicable to such Person, property, transaction, event or other matter.

“Asset Purchase Agreement” means that certain Asset Purchase Agreement, by and between GCL and the Company, to be entered into in connection with the transactions contemplated by the Pre-Closing Reorganization.

“BAR” has the meaning set out in Section 7.21.

“Base Purchase Price” means $810,000,000.

“Benefit Plans” means all employee benefit plans, agreements, programs and arrangements maintained for, available to or otherwise relating to any Company Employees, or any spouses, dependents or survivors of any Company Employee, or in respect of which GCL or the Company is a party to or bound by or is obligated to contribute or in any way liable on behalf of the Company Employees, except that the term “Benefit Plans” shall not include any statutory plans with which GCL or the Company is required to comply, including the Canada Pension Plan, Québec Pension Plan and plans administered under applicable provincial health tax, workers’ compensation, workplace health and safety and employment insurance legislation.

“BMO Gold Prepay Letter” means the gold prepay letter provided to the Purchaser by Bank of Montreal.

“Business Day” means any day except Saturday, Sunday or any day on which banks are generally not open for business in the City of Denver, Colorado, the City of Toronto, Ontario or the City of Vancouver, British Columbia.

“Cash” means the sum of all cash and cash equivalents and short-term investments of the Company, determined in accordance with the Accounting Principles.

“CIBC Gold Prepay Letter” means the gold prepay letter provided to the Purchaser by Canadian Imperial Bank of Commerce.

“Claim Notice” has the meaning set out in Section 6.4.

“Closing” means the completion of the purchase and sale of the Purchased Shares in accordance with the provisions of this Agreement.

“Closing Date” has the meaning set out in Section 4.1.

“Closing Statement” has the meaning set out in Section 2.3(d)(i).

“Closing Time” means the time of Closing on the Closing Date provided for in Section 4.1.

“Closure Indemnity Agreement” has the meaning set out in Section 7.14(e).

“Closure Plan” means a closure plan prepared in accordance with Applicable Laws, including Environmental Laws, for the progressive, concurrent and final Reclamation of a mine and its operations including the Environment related to the mine and its operations as, to the extent applicable, acknowledged and/or approved by a Governmental Authority.

“Collective Bargaining Agreement” means any collective bargaining agreement or Contract with any trade union, association that may qualify as a trade union, council of trade unions, employee bargaining agent or affiliated bargaining agent, which covers any of the Company Employees.

“Commissioner” means the Commissioner of Competition appointed pursuant to the Competition Act or any Person duly authorized to exercise the powers of the Commissioner of Competition and shall include the staff of the Competition Bureau.

“Commitment Letter” has the meaning set out in Section 3.3(6)(a).

“Company” has the meaning set out in the recitals to this Agreement.

“Company Assets” means all of the assets, property and undertaking to be acquired or intended to be acquired by the Company pursuant to the Pre-Closing Reorganization.

“Company Assumed Obligations” means collectively any and all liabilities and obligations of any nature whatsoever assumed or intended to be assumed by the Company pursuant to the Pre-Closing Reorganization, or otherwise pursuant to this Agreement, including any liabilities associated with Company Employees as described in Section 7.15.

“Company Employees” means the Employees and Independent Contractors to be transferred to the Company prior to Closing in accordance with the Asset Purchase Agreement, “Company Employees” shall not include the Excluded Employees.

“Company Fee Simple Properties” means the patented fee simple properties described in Schedule 3.1(11)(a) of the Disclosure Letter.

“Company Licences” has the meaning set out in Section 3.1(18).

“Company Licences of Occupation” means the Licences of occupation described in Schedule 3.1(11)(d) of the Disclosure Letter.

“Company Mining Claims” means the patented and unpatented mining claims described in Schedule 3.1(11)(c) of the Disclosure Letter.

“Company Mining Leases” means the mining leases described in Schedule 3.1(11)(b) of the Disclosure Letter.

“Company Real Property” means, collectively, all real property rights or interests, fee lands, surface rights, easements, and rights-of-way used in the activities of the Company or otherwise comprising the Mine, including the Company Fee Simple Properties, the Company Mining Claims (including the lands and properties subject thereto and all rights and interests of the Company thereunder), the Company Mining Leases (including the lands and properties subject thereto and all rights and interests of the Company thereunder) and the Company Licences of Occupation (including the lands and properties subject thereto and all rights and interests of the Company thereunder).

“Company Royalty Agreements” has the meaning set out in Section 3.1(11)(g).

“Company Shares” has the meaning set out in Section 3.1(4)(a).

“Competition Act” means the Competition Act, as amended (Canada), and the regulations promulgated thereunder.

“Competition Act Clearance” means either that: (i) the Purchaser shall have received an Advance Ruling Certificate, or (ii) in respect of the transactions contemplated under this Agreement, the applicable waiting period(s) under section 123 of the Competition Act shall have expired or been terminated or a waiver under subsection 113(c) of the Competition Act shall have been issued by the Commissioner.

“Concurrent Private Placement” means the offering of convertible notes of the Guarantor to the Subscribers under the terms provided for in the Subscription Letters.

“Confidential Information” means, in relation to a Party (the “Discloser”):

(a)	all information, in whatever form communicated or maintained, whether orally, in writing, electronically, in computer readable form or otherwise, that the Discloser discloses to, or that is gathered by inspection by a Party (the “Recipient”) or any of the Recipient’s Representatives in the course of the Recipient’s review of the transactions contemplated by this Agreement, whether provided before or after the date of this Agreement, including information that contains or otherwise reflects information concerning the Discloser or its businesses, affairs, financial condition, assets, liabilities, operations, prospects or activities, and specifically includes financial information, budgets, business plans, ways of doing business, business results, prospects, customer lists, forecasts, engineering reports, environmental reports, evaluations, legal opinions, names of venture partners and contractual parties, and any information provided to the Discloser by third parties under circumstances in which the Discloser has an obligation to protect the confidentiality of such information;
(b)	all plans, proposals, reports, analyses, notes, studies, forecasts, compilations or other information, in any form, that are based on, contain or reflect any Confidential Information regardless of the identity of the Person preparing the same (“Notes”);
(c)	the existence and terms of this Agreement;
(d)	the fact that information has been disclosed or made available to the Recipient or the Recipient’s Representatives; and
(e)	the fact that discussions or negotiations are or may be taking place with respect to a possible transaction, the proposed terms of any such transaction and the status of any discussions or negotiations under this Agreement;

but does not include any information that:

(f)	is at the time of disclosure to the Recipient or thereafter becomes generally available to the public, other than as a result of a disclosure by the Recipient or any of the Recipient’s Representatives in breach of this Agreement;

(g)	is or was received by the Recipient on a non-confidential basis from a source other than the Discloser or its Representatives if such source is not known to the Recipient to be prohibited from disclosing the information to the Recipient by a confidentiality agreement with, or a contractual, fiduciary or other legal confidentiality obligation to, the Discloser; or
(h)	was known by the Recipient prior to disclosure in connection with the transactions contemplated by this Agreement and was not subject to any contractual, fiduciary or other legal confidentiality obligation on the part of the Recipient.

“Consent” means any consent, approval, authorization, notice, permit, waiver, ruling, exemption or acknowledgement from any Person which is provided for or required: (a) pursuant to the terms of any Contract; or (b) under any Applicable Law, in either case (i) in connection with the Pre-Closing Reorganization, (ii) in connection with the sale of the Purchased Shares to the Purchaser on the terms contemplated in this Agreement or (iii) which is otherwise necessary to permit the Parties to perform their obligations under this Agreement, but does not include a Regulatory Approval or the Competition Act Clearance.

“Contracts” means all contracts, Licences, sub-Licences, agreements, leases, including all amendments and supplements thereto, to which a Person is a party or a beneficiary, or by which such Person or any of its properties or assets is bound or may be affected or under which such Person has rights or obligations.

“Current Asset Balance” at a given time means the aggregate current assets of the Company determined in accordance with the Accounting Principles (and based on the Company’s consolidated monthly trial balances) including, but not limited to, the following:

(a)	trade receivables
(b)	other accounts receivables (including Tax receivables);
(c)	other prepaid assets;
(d)	material and product inventories,

but excluding:

(e)	Cash;
(f)	Finished Goods; and
(g)	short term stockpiles.

“Current Liabilities Balance” means at a given time, the aggregate current liabilities of the Company determined in accordance with the Accounting Principles including, but not limited to, accounts payable, employee related benefits, Taxes payable and other current liabilities, but excluding in all cases amounts constituting Indebtedness, Transfer Taxes, Transfer Tax Loans, any accrued Reclamation Liabilities, and any costs or charges taken into account when calculating the Net Realizable Margin of Finished Goods.

“D&O Indemnified Party” has the meaning set out in Section 7.12.

“Damages” means, whether or not involving a Third Party Claim, any loss, cost, liability, claim, obligation, charge, interest, fine, penalty, assessment, Taxes, damage or expense (including fees and expenses of legal counsel); provided that Damages shall not include any indirect, special, consequential, punitive, aggravated, or incidental damages, or any loss of profits or loss of business reputation or opportunity.

“Data Room” means the Ansarada virtual data room set up by Newmont Corporation, or an affiliate thereof, and the contents thereof as of three Business Days prior to the date hereof.

“Debt Financing” means the financing to be provided pursuant to the Commitment Letter.

“Deferred Consideration Amounts” means (a) the First Deferred Consideration Amount, and (b) the Second Deferred Consideration Amount.

“Definitive Financing Documents” means all definitive agreements relating to the Financings.

“Direct Claim” has the meaning set out in Section 6.4.

“Discloser” has the meaning set out in the definition of Confidential Information.

“Disclosure Letter” means the disclosure letter containing the Schedules dated the date of this Agreement and delivered by GCL with this Agreement, as the same may be updated pursuant to Section 7.1.

“Disputed Amounts” has the meaning set out in Section 2.3(c)(iii).

“Draft Closing Date Net Indebtedness” has the meaning given in Section 2.3(b).

“Draft Closing Date Net Working Capital” has the meaning given in Section 2.3(b).

“Draft Statement” has the meaning given in Section 2.3(b).

“Employee” means an individual who is employed by a Person, whether on a full-time, part-time, temporary or casual basis, and including those temporarily laid off or on vacation, short-term disability, long-term disability, workers’ compensation related leave, pregnancy, maternity, paternity, parental or sick leave or any other statutory or approved leave of absence.

“Environment” means the physical, biological and social aspects and conditions of a particular area, including:

(a)	the land, water, air, atmosphere, climate, living organisms and other organic and inorganic matter, things made or altered by humans, ecosystems and social groupings;
(b)	the social, economic and cultural aspects of a thing specified in paragraph (a); and
(c)	the interaction of any two or more things specified in paragraphs (a) and (b).

“Environmental Law” means any Applicable Law relating to the regulation, protection, Reclamation and/or preservation of the Environment or any species or organisms that make use of it, human health or safety or the generation, production, use, storage, treatment, transportation, Release, threatened Release, remediation, disposal of or exposure to Hazardous Substances.

“Environmental Liabilities” means, with respect to or arising out of or in connection with the Company Assets, including the Company Real Property and any Former Activities, any and all actions, causes of action, demands, claims, debts, obligations, liabilities (contingent or otherwise), duties, requirements, orders, injunctions, decisions, judgments, directives, penalties, fines or rights of action of any nature instituted, required, made, imposed, rendered, issued or arising under or pursuant to Environmental Law or the Release of Hazardous Substances, whether initiated by any Person and whether initiated, instituted, required, made, imposed, rendered or issued by any Governmental Authority.

“Estimated Statement” has the meaning given in Section 2.3(a).

“Excluded Employees” has the meaning set out in Section 7.15(d).

“Fairly Disclosed” in relation to a matter means disclosed in sufficient detail so as to allow a reasonable and sophisticated purchaser (a) to be (or be reasonably expected to be) aware of, identify or determine, the existence and nature of the matter; and (b) to be able to make an informed assessment of the substance and significance of the matter.

“Final Closing Date Net Indebtedness” has the meaning given in Section 2.3(d)(ii).

“Final Closing Date Net Working Capital” has the meaning given in Section 2.3(d)(ii).

“Final Determination” means a determination made by a Governmental Authority (including pursuant to a settlement) where all rights to object to or appeal from the determination (including any right to obtain relief under a competent authority or similar process) have been exhausted or have expired.

“Financial Records” means all books of account and other financial records of GCL and its Affiliates that are related exclusively to the operation of the Mine that are contained in the Data Room.

“Financial Statements” means the audited comparative financial statements for the Mine as at and for the fiscal years ended December 31, 2023, and December 31, 2022, including the independent auditor’s report thereto, and the unaudited interim financial statements for the three and nine months ended September 30, 2024, together with the notes to the Financial Statements.

“Financing Documents” means, collectively, the Commitment Letter, the Subscription Letters and the Gold Prepay Letters.

“Financing Resolution” means the ordinary resolution of shareholders of the Guarantor to be passed at the Orla Meeting in accordance with Applicable Law and the rules and policies of the TSX, for the purposes of approving the Concurrent Private Placement, substantially in the form set out hereto in Exhibit “A”

“Financings” means, collectively, the Concurrent Private Placement, the Debt Financing, and the Gold Prepay Facility.

“Finished Goods” means finished goods inventory as reported as part of the current assets on the Company’s consolidated balance sheet in accordance with the Accounting Principles.

“First Deferred Consideration Amount” means $20,000,000, unless the average spot gold price is equal to or less than US$2,900/oz during the period commencing on the Closing Date and ending on first anniversary thereof, in which case the First Deferred Consideration Amount is reduced to $0.

“First Deferred Payment Date” has the meaning given in Section 2.2(b)(i).

“Former Activities” means all manner of mining operations carried on, at or under the Company Real Property and all activities of any nature reasonably ancillary thereto, including, without limitation, mining, milling and mineral exploration activities.

“fraud” means an act, committed by GCL, Purchaser or the Guarantor that involves (a) a false representation of material fact made by such Person in Section 3.1, Section 3.2, or Section 3.3, as applicable, (b) with actual knowledge of such Person that such representation is false, (c) with an intention to induce the Person to whom such representation is made to act or refrain from acting in reliance upon it, (d) causing that Person, in justifiable reliance upon such false representation and with no actual knowledge of the falsity of such representation, to take or refrain from taking action and (e) causing such Person to suffer harm as a result thereof.

“GAAP” means generally accepted accounting principles in the United States of America in effect from time to time.

“GCL” has the meaning set out in the preamble hereto.

“GCL Marks” means the corporate names, trade names and doing business as names of GCL and its Affiliates (including, for the avoidance of doubt, the terms “Newmont” and “Goldcorp”) and any trademarks, whether or not registered, in any jurisdiction, of or used by GCL or any of its Affiliates.

“Gold Prepay Facility” means the senior secured gold prepay loan facility to be provided to the Purchaser under the Gold Prepay Letters in the amount set forth therein.

“Gold Prepay Lenders” means, collectively, Bank of Montreal, Canadian Imperial Bank of Commerce, ING Capital Markets LLC.

“Gold Prepay Letters” means, collectively, the BMO Gold Prepay Letter, CIBC Gold Prepay Letter, and ING Gold Prepay Letter.

“Governmental Authority” means:

(a)	any domestic or foreign government, whether national, federal, provincial, state, territorial, regional, municipal or local (whether administrative, legislative, executive or otherwise);
(b)	any agency, authority, ministry, department, regulatory body, court, central bank, bureau, board or other instrumentality having legislative, judicial, taxing, regulatory, prosecutorial or administrative powers or functions of, or pertaining to, government;
(c)	any court, tribunal, commission, individual, arbitrator, arbitration panel or other body having adjudicative, regulatory, judicial, quasi-judicial, administrative or similar functions; and
(d)	any other body or entity created under the authority of or otherwise subject to the jurisdiction of any of the foregoing, including any stock or other securities exchange or professional association, in each case having jurisdiction over the applicable Person.

“GST/HST” means all goods and services tax and harmonized sales tax imposed under the GST/HST Legislation.

“GST/HST Legislation” means Part IX of the Excise Tax Act (Canada).

“Guarantor” has the meaning set out in the preamble hereto.

“Hazardous Substance” means any substance, material or waste listed under, defined or regulated by any Environmental Law, including petroleum or any fraction thereof, per- and poly-fluoroalkyl substances, asbestos-containing materials, radioactive materials, and polychlorinated biphenyls.

“ICA” means the Investment Canada Act, as amended (Canada), and the regulations promulgated thereunder.

“Indebtedness” means, with respect to the Company, the amount equal to the sum of (a) all indebtedness for borrowed money, including any related prepayment fees or expenses (including overdraft facilities) (whether short term or long term), (b) all obligations evidenced by notes, bonds, debentures or other similar instruments, (c) any obligation in respect of letters of credit and bankers’ acceptances (but only to the extent drawn, and excluding instruments supporting or guaranteeing any obligations), (d) all loans due to any Person who, immediately prior to the Closing Time, is related (within the meaning of the ITA) to the Company, (e) all finance lease obligations, (f) all indebtedness of others referred to in paragraph (a) through (e) above guaranteed by the Company (to the extent of the amount of such guarantees) under guarantee Contracts that will remain in place through the Closing, and (g) all accrued interest, fees, prepayment, penalties or other similar obligations with respect to any of the foregoing, the whole determined in accordance with the Accounting Principles; provided, however, that (i) any item that is accounted for in the determination of Net Working Capital for purposes of this Agreement shall be excluded from the calculation of Indebtedness and the Vendor Financial Assurances, and obligations under the Company Mining Leases or any other operating leases or real property leases (other than finance leases), shall not be considered Indebtedness for purposes of this Agreement; and (ii) the Transfer Tax Loan shall not be considered Indebtedness for purposes of this Agreement.

“Indemnified Party” means a Person whom the Vendor or the Purchaser, as the case may be, is required to indemnify under Article 6.

“Indemnified Taxes” means Taxes of the Company for a Pre-Closing Tax Period, except to the extent any such Taxes are taken into account in determining the Final Closing Date Net Working Capital, or otherwise in the calculation of the Purchase Price, and excluding any Transfer Taxes.

“Indemnifying Party” means, in relation to an Indemnified Party, the Party that is required to indemnify such Indemnified Party under Article 6.

“Independent Accountant” has the meaning set out in Section 2.3(c)(iii).

“Independent Contractor” means (i) any individual independent contractor, consultant or other service provider who is engaged by a Person and is not an Employee, or (ii) any such individual’s personal services company.

“Indigenous Group Agreements” has the meaning set out in Section 3.1(25).

“Indigenous Groups” means, together with the Inuit and the Métis, aboriginal peoples of Canada within the meaning section 35(2) of the Constitution Act, 1982, and “Indigenous Group” means a recognized group of aboriginal peoples, including a band within the meaning of the Indian Act (Canada).

“ING Gold Prepay Letter” means the gold prepay letter provided to the Purchaser by ING Capital Markets LLC.

“Insurance Policies” has the meaning set out in Section 3.1(26).

“Interim Period” means the period from the date of this Agreement to the Closing Time.

“ITA” means the Income Tax Act, R.S.C. 1985, c. 1 (5th Supplement).

“Law” has the meaning set out in the definition of “Applicable Law”.

“Legal Proceeding” means any litigation, action, application, suit, hearing, claim, civil, administrative, regulatory or criminal, arbitration proceeding or other similar proceeding, before or by any Governmental Authority, and includes any appeal or review thereof and any application for leave for appeal or review.

“Lenders” means The Bank of Nova Scotia, on behalf of a syndicate of lenders.

“Licence” means any licence, permit, authorization, approval or other evidence of authority, other than the Company Licences of Occupation, issued or granted to, conferred upon, or otherwise created for, any Person by any Governmental Authority in connection with the ownership and operation of the Mine.

“Lien” means, with respect to any particular property or asset, any lien, mortgage, charge, hypothec, pledge, security interest, Royalties, prior assignment, option, warrant, lease, sublease, right to possession, Residual Property Right, easement, indenture, deed of trust, deemed trust, encumbrance, right of way, conditional sale or title retention agreement, claim, right or restriction which affects, in any manner, the right, title, use or interest in or to such particular property or asset.

“Material Adverse Change” means, any change, effect, event or circumstance that, individually or in the aggregate with other such changes, effects, events or circumstances, has had or would reasonably be expected to have a material adverse effect on the business, operations, assets, liabilities or condition (financial or otherwise) of the Vendor, GCL (if not the Vendor) or the Company in respect of the Mine; provided that no change, effect, event or circumstance resulting from or attributable to any of the following shall be deemed to be, or taken into account in determining whether there has been or would reasonably expected to be, a Material Adverse Change: (a) the public announcement of the execution of this Agreement or the transactions contemplated hereby; (b) any action taken (or omitted to be taken) at the request or with the permission of Purchaser, (c) any action taken by the Vendor, GCL or the Company that is required or permitted pursuant to this Agreement, (d) any failure to meet internal or published projections, estimates, or forecasts of revenues, earnings, or other measures of financial or operating performance for any period, (e) general political, economic or financial conditions, including in Canada or the United States; (f) the state of securities or commodity markets in general; (g) any change in currency exchange rates; (h) any change in Applicable Laws or in the interpretation or application thereof by any Governmental Authority; (i) any change in generally accepted accounting principles or in the interpretation or application thereof by any Governmental Authority;

(j) any war (whether or not declared), armed hostilities, act of terrorism, military action or the escalation or worsening thereof; (k) any act of God, pandemics, natural disasters or similar calamities or other similar force majeure events; and (l) changes affecting the mining industry generally or the price of gold, silver or copper; provided that, in the case of clauses (e), (h), (i), (j) and (k), any such change, effect, event or circumstance shall not be excluded to the extent the same disproportionately affects (individually or together with other changes, effects, events or circumstances) the Company, as compared to other similarly situated Persons.

“Material Contract” means a Contract that to which the Company is or, following the Pre-Closing Reorganization, will be or is intended to be a party and, (a) which involves or may reasonably be expected to involve the payment to or by the Company of more than $2,000,000 over the term of that Contract, (b) containing covenants that will prohibit the Company from acquiring any property, or competing in any line of business or with any Person, (c) relating to the acquisition or disposition of any material business (whether by merger, sale of stock or assets or otherwise), which acquisition or disposition is not yet complete, (d) that relates to Indebtedness, whether incurred, assumed, guaranteed or secured by any asset or by providing for a guarantee, support or indemnification, assumption or endorsement, or any similar commitment by the Company with respect to any indebtedness or obligation of any other Person which involves or may reasonably be expected to involve payment by the Company of more than $2,000,000, (e) with a Governmental Authority, (f) relating to the settlement of pending litigation that have any obligations outstanding as of the date hereof involving the payment to or by the Company of more than $2,000,000, (g) creating or establishing any joint venture, partnership or similar arrangement, (h) which, if terminated or modified or if it ceased to be in effect, would result in a Material Adverse Change, or (i) is otherwise material to the conduct of the business of the Company, taken as a whole; provided that “Material Contract” does not include Contracts with Indigenous Groups, Licences, Company Licences of Occupation, Company Mining Leases, Premises Leases, Contracts with Employees (including Benefit Plans), Personal Property Leases, or any Contract relating to or creating an interest in real property including Royalties, Residual Property Rights creating a joint venture or company or in respect of Company Real Property.

“MI 61-101” means Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions.

“Mine” means the gold mining complex known as the “Musselwhite Mine” operated by GCL, or an Affiliate thereof, located in the Patricia Mining District of the Province of Ontario, including any Company Real Property, Company Assets and Former Activities related to such mines.

“Mine Plan” means the operating forecast prepared by GCL in respect to the Mine and disclosed in the Data Room.

“Negative Adjustment Amount” has the meaning given in Section 2.3(e)(iv).

“Net Indebtedness” means Indebtedness minus the sum of Cash and the Net Realizable Margin of Finished Goods, each as of immediately prior to the Closing (which may result in either a positive or negative amount).

“Net Realizable Margin” means in respect of ore and any beneficiated and/or derivative products therefrom (including Finished Goods), the value determined by (i) calculating the product of: (A) the aggregate Finished Goods ounces as at the close of business on the Closing Date; multiplied by (B) the daily “PM” price published by the London Bullion Market Association (LBMA) for such date; and subtracting therefrom (ii) the product of: (X) the aggregate Finished Goods ounces as at the close of business on the Closing Date; multiplied by (Y) the average all-in sustaining cost per ounce of such Finished Goods ounces calculated using the three most recently completed months then ended, as such all-in sustaining cost is determined based on the applicable Accounting Principles, an example of which calculation is attached hereto as Exhibit “C”.

“Net Working Capital” means the Current Asset Balance minus the Current Liabilities Balance, immediately prior to the Closing, determined in accordance with the Accounting Principles (which may result in either a positive or negative amount).

“Newmont Public Record” means all forms, reports, schedules, statements, certifications and other documents (including all exhibits and other information incorporated therein, amendments and supplements thereto) filed or furnished by Newmont Corporation or Goldcorp Inc. within three (3) years prior to the date of this Agreement pursuant to the applicable securities Laws, rules and regulations and published policies thereunder or under the securities laws of any other province or territory of Canada and the Exchange Act of 1934, as amended, and which are publicly available.

“No-Action Letter” means written confirmation from the Commissioner that he or she does not, at that time, intend to make an application under section 92 of the Competition Act in respect of the transactions contemplated under this Agreement.

“Non-Real Property Company Assets” has the meaning given in Section 3.1(10).

“Notes” has the meaning set out in paragraph (b) of the definition of “Confidential Information”.

“Order” means any order, directive, judgment, decree, injunction, decision, ruling, award or writ of any Governmental Authority.

“Ordinary Course of Business” when used in relation to the taking of any action by GCL or an Affiliate thereof (including the Company) in respect of the business of such Person in respect of the Mine means that the action:

(a)	is consistent in nature, scope and magnitude with the past practices of such Person and is taken in the ordinary course of normal day-to-day operations of such Person; or

(b)	is similar in nature, scope and magnitude to actions customarily taken in the ordinary course of the normal day-to-day operations of other Persons that are in the same line of business as such Person.

“Orla Circular” means the notice of meeting and the accompanying management information circular, including all schedules, appendices and exhibits thereto, to be sent to the Orla Shareholders in connection with the Orla Meeting, as amended, supplemented or otherwise modified from time to time in accordance with the terms of this Agreement.

“Orla Meeting” means the special meeting of the Orla Shareholders, including any adjournment or postponement thereof in accordance with the terms of this Agreement, to be held to consider and, if thought fit, approve the Shareholder Resolutions.

“Orla Shareholder” means a holder of one or more Orla Shares.

“Orla Shareholder Approval” has the meaning set out in Section 5.1(8).

“Orla Shares” means common shares in the capital of the Guarantor.

“Outside Date” means March 31, 2025, or such earlier or later date as may be agreed to in writing by the Parties.

“Party” means a party to this Agreement and any reference to a Party includes its successors and permitted assigns and “Parties” means every Party.

“Pension Plan” means a “registered pension plan” as that term is defined in section 248(1) of the ITA.

“Permitted Liens” means:

(a)	rights reserved to, or vested in, any Governmental Authority to control or regulate the Company Real Property;
(b)	inchoate or statutory Liens for Taxes not at the time overdue and inchoate or statutory Liens for overdue Taxes the validity of which is being contested in good faith by appropriate proceedings (to the extent that such proceedings effectively prevent the applicable Governmental Authority from taking collection action in respect of such disputed Taxes or enforcing Liens securing the same);
(c)	municipal by-laws, regulations, ordinances, zoning Laws, building, or land use restrictions and other limitations imposed by any Governmental Authority having jurisdiction over real property and mineral rights, and any other restrictions affecting or controlling the use, marketability, or development of real property and mineral rights;
(d)	the terms and conditions of any instrument of title in respect of the Company Real Property, provided they do not materially impair the value, use or operation of the Company Real Property;

(e)	the terms and conditions of any instrument of title granting any Company Fee Simple Properties and Company Mining Claims
(f)	statutory Liens incurred or deposits made in the Ordinary Course of Business in connection with worker’s compensation, unemployment insurance and similar legislation, but only to the extent that each such statutory Lien or deposit relates to amounts not yet due;
(g)	security given by the Company, or an Affiliate of the Company on behalf of the Company, to a public utility or any Governmental Authority;
(h)	undetermined or inchoate construction or repair or storage Liens arising in the Ordinary Course of Business, a claim for which has not been filed or registered pursuant to law or which notice in writing has not been given to the Company or an Affiliate thereof;
(i)	any reservations or exceptions contained in the original grants from the Crown or arising pursuant to Applicable Law;
(j)	easements, charges, restrictions, mineral rights reservations, rights-of-way and other similar encumbrances of record and any registered restrictions or covenants or Liens that run with, and/or are registered on title to, any of the Company Real Property;
(k)	rights of way for, or reservations or rights of others relating to, roadways, sewers, water lines, gas lines, pipelines, electric lines, telegraph and telephone lines and other similar products or services related to Ordinary Course of Business conducted on any of the Company Real Property;
(l)	Indigenous Groups’ claims to title or other rights or interests in and to any part of the Company Real Property;
(m)	Liens for Royalties, Residual Property Rights (listed in Schedule 3.1(11)(f) of the Disclosure Letter) and any other similar rights, and the rights of any Person pursuant to any Royalty or such Residual Property Rights or other similar rights;
(n)	any Order of any Governmental Authority with jurisdiction over the Company Assets or the conduct of the business thereon;
(o)	in the case of any Premises Lease, Company Mining Lease, or Material Contract, the rights, titles and interests of the lessor in respect thereof;
(p)	any Liens that are (A) registered or of record against title to the applicable asset or property in the applicable land registry offices or recording offices, or (B) registered or recorded against the applicable asset or property in a public personal property registry or similar registry system;

(q)	other Liens, imperfections of title or encumbrances, if any, that, individually or in the aggregate, do not materially impair, and would not reasonably be expected materially to impair, the continued use and operation of the assets to which they relate in the conduct of the business of the Mine as presently conducted; and
(r)	any Lien identified, or referred to, in Schedule 1.1 of the Disclosure Letter, or any other Lien identified, or referred to in any other Schedule of the Disclosure Letter affecting any of the Company Assets or Material Contracts.

“Person” is to be broadly interpreted and includes an individual, a corporation, a partnership, a limited liability company, a trust, an unincorporated organization, a Governmental Authority, and the executors, administrators or other legal Representatives of an individual in such capacity.

“Personal Information” means information about an identifiable individual as defined in Privacy Law.

“Personal Property” means all machinery, equipment, furniture, motor vehicles and other chattels owned or leased by a Person (including those in possession of suppliers, customers and other third parties).

“Personal Property Lease” means a chattel lease, equipment lease, conditional sales contract and other similar agreement to which a Person is a party or under which it has rights to use Personal Property.

“Positive Adjustment Amount” has the meaning given in Section 2.3(e)(iv).

“Pre-Closing Reorganization” means the reorganization to be undertaken on or prior to the Closing as described in Schedule 1.1 of the Disclosure Letter.

“Pre-Closing Tax Period” means a taxation year or other fiscal period of the Company that ends on or before the Closing Time and includes the portion of any Straddle Period ending immediately prior to the Closing Date.

“Preliminary Closing Date Net Indebtedness” has the meaning given in Section 2.3(a).

“Preliminary Closing Date Net Working Capital” has the meaning given in Section 2.3(a).

“Premises Lease” means a lease, an agreement to lease, a sublease, a licence agreement and an occupancy or other agreement excluding the Company Licences of Occupation, Company Licences, and the Company Mining Leases under which the Company has the right, or has granted another Person the right, to use or occupy any real property.

“Privacy Law” means the Personal Information Protection and Electronic Documents Act (Canada) and any applicable privacy Law of any other jurisdiction.

“Purchase Price” has the meaning set out in Section 2.2.

“Purchased Shares” has the meaning set out in the recitals to this Agreement.

“Purchaser” has the meaning set out in the preamble hereto.

“Purchaser’s Benefit Plans” has the meaning set out in Section 7.15(b).

“Purchaser Credit Agreement” means the amended and restated credit agreement dated as of August 28, 2023 among the Guarantor, as borrower, The Bank of Nova Scotia, Bank of Montreal, Canadian Imperial Bank of Commerce, and the several lenders from time to time party thereto, The Bank of Nova Scotia, as administrative agent, The Bank of Nova Scotia, Bank of Montreal, and Canadian Imperial Bank of Commerce as joint lead arrangers and joint bookrunners, BMO Capital Markets Corp. as syndication agent, and Canadian Imperial Bank of Commerce as technical agent, as may be further amended, restated, supplemented, modified, replaced or renewed from time to time.

“Purchaser Fundamental Representations and Warranties” means the representations and warranties set out in Sections 3.2(1) to 3.2(3), 3.2(5), 3.2(10), 3.3(1) to 3.3(3), and 3.3(6).

“Purchaser’s Indemnified Parties” means the Purchaser, its Affiliates and each of their respective Representatives.

“Recipient” has the meaning set out in the definition of Confidential Information.

“Reclamation” means taking actions for the purpose of remediating and restoring the Environment, including actions related to the progressive, concurrent and final decommissioning and closure of any mine and mining infrastructure to at least a minimum standard and condition that meets the requirements of any Applicable Law.

“Reclamation Liabilities” means the Environmental Liabilities and/or Damages for Reclamation in relation to or in connection with the Mine.

“Regulatory Approval” means any approval, consent, ruling, authorization, notice, permit, waiver or acknowledgement that may be required from any Person pursuant to Applicable Law or under the terms of any Licence or the conditions of any Order (a) in connection with the transactions contemplated by this Agreement or (b) which is otherwise necessary to permit the Parties to perform their obligations under this Agreement but does not include the Competition Act Clearance.

“Release” means any presence, emission, spill, seepage, leak, escape, leaching, discharge, injection, pumping, pouring, emptying, dumping, disposal, migration, or release of Hazardous Substances from any source into or upon the indoor or outdoor environment.

“Representative” when used with respect to a Person means each director, officer, Employee, consultant, financial adviser, legal counsel, accountant and other agent, adviser or representative of that Person.

“Required Consent” means any Consent required pursuant to a Material Contract, a Company Licence of Occupation, a Company Mining Lease or a Company Royalty Agreement.

“Residual Property Rights” means back-in rights, earn-in rights, rights of first refusal, rights of first offer, options to purchase, or similar provisions wherein another Person has a right to acquire an interest in Company Real Property.

“Resolution Period” has the meaning set out in Section 2.3(c)(ii)

“Review Period” has the meaning set out in Section 2.3(c)(i).

“Royalties” means in respect of any of the Company Real Property, royalties, streaming interests, profit interests, net profits interests, overriding royalty interests or similar rights or other agreements providing for the payment of consideration measured, quantified or calculated based on, in whole or in part, any minerals produced, mined, recovered and extracted from any Company Real Property which constitute or will, following the Pre-Closing Reorganization, constitute obligations of the Company.

“Sanction” means any sanction, regulation, statute, official embargo measure or any “Specially Designated Nationals” or “Blocked Persons” lists or any equivalent lists maintained and imposed by the United Nations, the European Union, His Majesty’s Treasury in the United Kingdom, the United States Department of Treasury’s office of Foreign Assets Control, the Government of Canada, the Commonwealth of Australia or any other government body.

“Sanctioned Person” means any person, being an individual or corporation who:

(a)	is subject to a Sanction; or
(b)	is an entity that is owned, held or controlled by any person who is subject to a Sanction, or in which any person who is subject to a Sanction has an ownership interest.

“Scotiabank” means Scotia Capital Inc.

“Second Deferred Consideration Amount” means $20,000,000, unless the average spot gold price is equal to or less than US$3,000/oz during the period commencing on the first anniversary of the Closing Date and ending on second anniversary thereof, in which case the Second Deferred Consideration Amount is reduced to $0.

“Second Deferred Payment Date” has the meaning given in Section 2.2(b)(ii).

“Section 85 Election” has the meaning set out in Section 9.2.

“Securities Authority” has the meaning set out in Section 7.10(f).

“Shareholder Resolutions” means, together, the Acquisition Resolution and the Financing Resolution.

“Statement of Objections” has the meaning set out in Section 2.3(c)(ii).

“Stifel” means Stifel Nicolaus Canada Inc.

“Straddle Period” means a taxation year or fiscal period that includes, but does not begin or end on, the Closing Date.

“Stub Period Returns” has the meaning set out in Section 9.1.

“Subscriber” means, each of Pierre Lassonde, Fairfax Financial Holdings Limited or a respective Affiliate thereof and, collectively, the “Subscribers”.

“Subscription Letters” means the executed subscription letters from the Subscribers, each a “Subscription Letter”, pursuant to which such Subscriber has committed subject to the terms and conditions therein, to subscribe for convertible notes of the Guarantor in the amount and on the terms set forth in such Subscriber’s Subscription Letter.

“Target Working Capital” means negative $3,188,811.

“Tax Matters” has the meaning set out in Section 9.6.

“Tax Returns” means all returns, reports, declarations, elections, notices, filings, information returns, and statements in respect of Taxes that are filed or required to be filed with any applicable Governmental Authority, including all amendments, schedules, attachments or supplements thereto and whether in tangible or electronic form.

“Taxes” includes, without limitation, and with respect to any Person, all supranational, national, federal, provincial, state, local or other taxes, duties, fees, premiums, assessments, imposts, levies and other charges of any kind whatsoever, including income taxes, branch taxes, profits taxes, capital gains taxes, gross receipts taxes, corporate taxes, digital services taxes, windfall profits taxes, value added taxes, severance taxes, ad valorem taxes, property taxes, capital taxes, net worth taxes, production taxes, mining taxes, sales taxes, use taxes, business taxes, licence taxes, excise taxes, franchise taxes, environmental taxes, real or personal property taxes, transfer taxes, land transfer taxes, withholding or similar taxes, payroll taxes, employment taxes, employer health taxes, government pension plan premiums and contributions, social security premiums, workers’ compensation premiums, employment/unemployment insurance or compensation premiums and contributions, stamp taxes, occupation taxes, premium taxes, alternative or add-on minimum taxes, global minimum or “Pillar 2” taxes, GST/HST, customs duties or other taxes of any kind whatsoever imposed or charged by any Governmental Authority, any requirement to pay or repay any amount to a Governmental Authority in respect of a tax credit, refund, rebate, governmental grant or subsidy, overpayment, or similar adjustment of Taxes, and any instalments in respect thereof, together with any tax indemnity obligation, interest, penalties, or additions with respect thereto and any interest in respect of such additions or penalties, and whether disputed or not, and “Tax” means any one of such Taxes.

“Third Party Claim” has the meaning given in Section 6.4.

“Threatened”, when used in relation to a Legal Proceeding or other matter, means that a written demand or a written notice has been given that a Legal Proceeding or other matter is to be asserted, commenced, taken or otherwise pursued in the future.

“Transaction Personal Information” means any Personal Information in the possession, custody or control of GCL or an Affiliate thereof at the Closing Time, including Personal Information about Employees, suppliers, customers, directors or officers of the Company that is:

(a)	disclosed to the Purchaser or any Representative of the Purchaser prior to the Closing Time by GCL, an Affiliate thereof or their Representatives or otherwise; or
(b)	collected by the Purchaser or any Representative of the Purchaser prior to the Closing Time from GCL, an Affiliate thereof or their Representatives or otherwise,

in either case in connection with the transactions contemplated by the Agreement.

“Transfer Tax Loans” means the amount(s) loaned to the Company by GCL to fund the payment of Transfer Taxes that are payable prior to Closing.

“Transfer Taxes” means any transfer, land transfer, conveyancing, excise, registration, recording, sales, GST/HST and other similar Taxes resulting directly or indirectly from the Pre-Closing Reorganization.

“Transition Services Agreement” means the agreement between GCL and the Purchaser in the form attached as Exhibit “B”.

“TSX” means the Toronto Stock Exchange.

“Valuation” means the formal valuation prepared by the Valuator in accordance with the requirements of MI 61-101.

“Valuator” means Davidson and Company LLP.

“Vendor” has the meaning set out in Recital B.

“Vendor Financial Assurances” has the meaning set out in Section 7.14(e).

“Vendor Fundamental Representations and Warranties” means the representations and warranties set out in Sections 3.1(1) to 3.1(4), 3.1(8) and 3.1(31).

“Vendor’s Indemnified Parties” means GCL (including the Vendor (if not GCL)), its Affiliates and each of their respective Representatives.

1.2	Actions on Non-Business Days

If any payment is required to be made or other action (including the giving of notice) is required to be taken pursuant to this Agreement on a day which is not a Business Day, then such payment or action shall be considered to have been made or taken in compliance with this Agreement if made or taken on the next succeeding Business Day.

1.3	Currency and Payment Obligations

Except as otherwise expressly provided in this Agreement:

(a)	all dollar amounts referred to in this Agreement are stated in United States Dollars;
(b)	any payment contemplated by this Agreement shall be made by wire transfer of immediately available funds to an account specified by the payee, by cash, by certified cheque or by any other method that provides immediately available funds; and
(c)	except in the case of any payment due on the Closing Date, any payment due on a particular day must be received by and be available to the payee not later than 2:00 p.m. (Eastern time) on the due date at the payee’s address for notice under Section 10.6 or such other place as the payee may have specified in writing to the payor in respect of a particular payment and any payment made after that time shall be deemed to have been made and received on the next Business Day.
1.4	Average Spot Gold Price

Any determination of “average spot gold price” in this Agreement shall be determined by adding the daily “PM” prices published by the London Bullion Market Association (LBMA) for each day during the relevant period and dividing the sum thereof by the number of days during such period.

1.5	Calculation of Interest

In calculating interest payable under this Agreement for any period of time, the first day of such period shall be included and the last day of such period shall be excluded.

1.6	Calculation of Time

In this Agreement, a period of days shall be deemed to begin on the first day after the event which began the period and to end at 5:00 p.m. Eastern time on the last day of the period. If any period of time is to expire hereunder on any day that is not a Business Day, the period shall be deemed to expire at 5:00 p.m. Eastern time on the next succeeding Business Day.

1.7	Knowledge
(1)	Where any representation, warranty or other statement in this Agreement is expressed to be made by GCL to its knowledge or is otherwise expressed to be limited in scope to facts or matters known to GCL or of which GCL is aware, it shall mean the actual knowledge of Bernard Wessels, Wayne Zigarlick, and Brooke Van Gils after making reasonable inquiry of other responsible officers and Employees of GCL (or the Vendor, if not GCL) and the Company to inform themselves as to the relevant matters, but, in each case, without the requirement to make any inquiries of third parties or Governmental Authorities or to perform any search of any public registry office or system, and none of whom shall have any personal liability or obligations regarding such knowledge.
(2)	Where any representation, warranty or other statement in this Agreement is expressed to be made by the Purchaser or the Guarantor to its knowledge or is otherwise expressed to be limited in scope to facts or matters known to the Purchaser or the Guarantor or of which the Purchaser or the Guarantor is aware, it shall mean the actual knowledge of Jason Simpson, President and Chief Executive Officer, Andrew Cormier, Chief Operating Officer, Etienne Morin, Chief Financial Officer and Brendan DePoe, Corporate Counsel and Corporate Secretary, after making reasonable inquiry of other responsible officers and Employees of the Purchaser or the Guarantor, as applicable, to inform themselves as to the relevant matters, but, in each case, without the requirement to make any inquiries of third parties or Governmental Authorities or to perform any search of any public registry office or system, and none of whom shall have any personal liability or obligations regarding such knowledge.
1.8	Additional Rules of Interpretation
(1)	Gender and Number. In this Agreement, unless the context requires otherwise, words in one gender include all genders and words in the singular include the plural and vice versa.
(2)	Headings and Table of Contents. The inclusion in this Agreement of headings of Articles and Sections and the provision of a table of contents are for convenience of reference only and are not intended to be full or precise descriptions of the text to which they refer.
(3)	Section References. Unless the context requires otherwise, references in this Agreement to Articles, Sections, Schedules or Exhibits are to Articles or Sections of this Agreement, and the Schedules of the Disclosure Letter or Exhibits to this Agreement.
(4)	Words of Inclusion. Wherever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation” and the words following “include”, “includes” or “including” shall not be considered to set forth an exhaustive list.
(5)	References to this Agreement. The words “hereof”, “herein”, “hereto”, “hereunder”, “hereby” and similar expressions shall be construed as referring to this Agreement in its entirety and not to any particular Section or portion of it.

(6)	Statute References. Unless otherwise indicated, all references in this Agreement to any statute include the regulations thereunder, in each case as amended, re-enacted, consolidated or replaced from time to time and in the case of any such amendment, re-enactment, consolidation or replacement, reference herein to a particular provision shall be read as referring to such amended, re- enacted, consolidated or replaced provision and also include, unless the context otherwise requires, all applicable guidelines, bulletins or policies made in connection therewith.
(7)	Document References. All references herein to any agreement (including this Agreement), document or instrument mean such agreement, document or instrument as amended, supplemented, modified, varied, restated or replaced from time to time in accordance with the terms thereof and, unless otherwise specified therein, includes all schedules and exhibits attached thereto.
1.9	Schedules

Unless the context otherwise requires, words and expressions defined in this Agreement will have the same meanings in the Disclosure Letter and the interpretation provisions set out in this Agreement apply to the Disclosure Letter. Unless the context otherwise requires, or a contrary intention appears, references in the Disclosure Letter to a designated Article, Section, or other subdivision refer to the Article, Section, or other subdivision, respectively, of this Agreement. Unless otherwise indicated, no reference to or disclosure of any item or other matter in the Disclosure Letter shall be construed as an admission or indication that such item or other matter is material. The information contained in the Disclosure Letter is intended only to qualify and limit the representations, warranties and covenants of GCL contained in this Agreement. The numbering of the Schedules in the Disclosure Letter corresponds with the numbering of Sections of this Agreement. Any matter disclosed in a Schedule of the Disclosure Letter shall be considered disclosed also for any of the other Schedules of the Disclosure Letter to the extent it is reasonably apparent on the face of the disclosure in respect of such matter that it should also be considered to be disclosed on such other Schedule. The Disclosure Letter and all information contained in it are confidential and may not be disclosed to any other Person except as permitted pursuant to this Agreement.

1.10	Where GCL is not the Vendor

If GCL is not the Vendor, GCL shall be obligated under this Agreement, in all cases, to cause the Vendor to satisfy all obligations and undertake all actions as required by this Agreement and all representations, warranties, covenants, indemnities and other obligations of GCL shall be deemed to be made by GCL on behalf of the Vendor. Any reference in this Agreement to circumstances in which GCL is not the Vendor have been included for clarification only and will not be construed to alter the effect of this Section 1.10.

Article 2
Purchase of PURCHASED SHARES

2.1	Purchase and Sale of Purchased Shares

At the Closing Time, on and subject to the terms and conditions of this Agreement, GCL shall, and GCL (if not the Vendor) shall cause the Vendor to, sell, transfer and assign to the Purchaser, and the Purchaser shall purchase from the Vendor, all of the Vendor’s right, title and interest in the Purchased Shares, free and clear of all Liens.

2.2	Purchase Price, Payment of Purchase Price, and Transfer Tax Loans

Subject to adjustment in accordance with Section 2.3, the aggregate purchase price (the “Purchase Price”) payable by the Purchaser to the Vendor for the Purchased Shares is $850,000,000, payable by:

(a)	subject to adjustment in accordance with Section 2.3(a), the payment in cash of the Base Purchase Price at the Closing Time, which shall be payable to the Vendor, or as directed by GCL, by wire transfer of immediately available funds; and
(b)	the payment by the Purchaser of the Deferred Consideration Amounts, as follows:
(i)	the First Deferred Consideration Amount in cash, no later than ten (10) Business Days following the first anniversary of the Closing Date (the “First Deferred Payment Date”); and
(ii)	the Second Deferred Consideration Amount in cash, no later than ten (10) Business Days following the second anniversary of the Closing Date (the “Second Deferred Payment Date”);

which, in each case, shall be payable to the Vendor, or as directed by GCL, by wire transfer of immediately available funds.

In addition, at the Closing Time, the Purchaser shall make an advance to the Company in an amount equal to the aggregate of all amounts owing under any Transfer Tax Loans, and in satisfaction of such advance, the Company will direct the Purchaser to pay such amount, on behalf and for the benefit of the Company, to GCL in satisfaction and repayment of such Transfer Tax Loans. The Purchaser shall pay such amount to or as directed by GCL by wire transfer of immediately available funds.

2.3	Purchase Price Adjustment
(a)	Estimated Statement. No later than three Business Days prior to the Closing Date, GCL shall deliver (or cause to be delivered) to the Purchaser a statement (the “Estimated Statement”) setting forth GCL’s good faith estimate of (i) Net Working Capital (the “Preliminary Closing Date Net Working Capital”), and

(ii) the Net Indebtedness (but excluding from such calculation any Indebtedness incurred by or at the direction of the Purchaser in connection with the transactions contemplated by this Agreement) (the “Preliminary Closing Date Net Indebtedness”). The Estimated Statement shall be prepared using the same accounting methods, practices, principles, policies and procedures, with consistent classifications, judgments and valuation and estimation methodologies that were used in the preparation of the Financial Statements subject to the specific exceptions set out in the specific accounting principles set forth in Exhibit “C” which take precedence (the “Accounting Principles”), and in a manner consistent with the example working capital statement calculation attached hereto as Exhibit “C”. The Purchase Price payable to GCL at Closing pursuant to Section 2.2 shall be (i) increased dollar-for-dollar by the amount by which the Preliminary Closing Date Net Working Capital is greater than the Target Working Capital, if applicable, (ii) decreased dollar-for-dollar by the amount by which the Preliminary Closing Date Net Working Capital is less than the Target Working Capital, if applicable, (iii) decreased dollar-for-dollar by the amount of the Preliminary Closing Date Net Indebtedness (if a positive number), (iv) increased dollar-for-dollar by the amount of the Preliminary Closing Date Net Indebtedness (if a negative number), and (v) decreased by $145,000 for every one (1) day that passes between January 1, 2025 and the Closing Date.

(b)	Preparation of Draft Statement. Within 90 days following the Closing Date, the Purchaser shall prepare and deliver to GCL a statement (the “Draft Statement”) with (i) the determination of Net Working Capital (the “Draft Closing Date Net Working Capital”), and (ii) the Net Indebtedness (but excluding from such calculation any Indebtedness incurred by or at the direction of the Purchaser in connection with the transactions contemplated by this Agreement) (the “Draft Closing Date Net Indebtedness”). The Draft Statement shall be prepared in accordance with the Accounting Principles and in a manner consistent with the example working capital statement calculation attached hereto as Exhibit “C”; provided, however, that no change shall be made in any reserve, accrual or other account existing as of the date of the Closing Date, nor shall any new reserve, accrual or other amount be included in Current Liabilities Balance, in either case as a result of events occurring after the Closing Date, even if otherwise required by the Accounting Principles.
(c)	Examination and Review.
(i)	Examination. After receipt of the Draft Statement, GCL shall have 60 days (the “Review Period”) to review the Draft Statement. During the Review Period, GCL and its accountants and advisers shall have full access to the relevant books and records of the Purchaser and its Affiliates (including the Company), the personnel of, and work papers prepared by, the Purchaser and its Affiliates (including the Company) and the Purchaser’s accountants to the extent that they relate to the Draft Statement and to such historical financial information (to the extent in the Purchaser’s possession) relating to the Draft Statement as GCL may reasonably request for the purpose of reviewing the Draft Statement and to prepare a Statement of Objections (defined below).

(ii)	Objection. On or prior to the last day of the Review Period, GCL may object to the Draft Statement by delivering to the Purchaser a written statement setting forth GCL’s objections in reasonable detail, indicating each disputed item or amount and the basis for GCL’s disagreement therewith (the “Statement of Objections”). If GCL fails to deliver the Statement of Objections before the expiration of the Review Period, the Draft Statement shall be deemed to have been accepted by GCL. If GCL delivers the Statement of Objections before the expiration of the Review Period, the Purchaser and GCL shall negotiate in good faith to resolve such objections within 30 days after the delivery of the Statement of Objections (the “Resolution Period”), and, if the same are so resolved within the Resolution Period, the Draft Statement, with such changes as may have been previously agreed in writing by the Purchaser and GCL, shall be final and binding.
(iii)	Resolution of Disputes. If the Purchaser and GCL fail to reach an agreement with respect to all of the matters set forth in the Statement of Objections before expiration of the Resolution Period, then any amounts remaining in dispute (“Disputed Amounts”) shall be submitted for resolution to the office of KPMG LLP or, if KPMG LLP is unable to serve, GCL and the Purchaser shall appoint by mutual agreement the office of an impartial nationally recognized firm of independent certified professional accountants independent of the Parties (as ultimately decided, the “Independent Accountant”) who, acting as experts and not arbitrators, shall resolve the Disputed Amounts only and make any required adjustments to the Draft Statement to reflect their determination of the Disputed Amounts. The Parties hereto agree that all adjustments shall be made without regard to materiality. The Independent Accountant shall only decide the specific items under dispute by GCL and the Purchaser and its decision for each Disputed Amount must be within the range of values assigned to each such item in the Draft Statement and the Statement of Objections, respectively.
(iv)	Fees of the Independent Accountant. The fees and expenses of the Independent Accountant shall be paid by GCL, on the one hand, and the Purchaser, on the other hand, based upon the percentage that the amount actually contested but not awarded to GCL or the Purchaser, respectively, bears to the aggregate amount actually contested by GCL and the Purchaser.
(v)	Determination by Independent Accountant. The Independent Accountant shall make a determination as soon as practicable within 30 days (or such other time as GCL and the Purchaser shall agree in writing) after their engagement, and its resolution of the Disputed Amounts and adjustments to the Draft Statement shall be conclusive and binding upon the Parties hereto.

(d)	Final Determination of Working Capital and Indebtedness.
(i)	The final, binding and conclusive calculation of the Draft Statement based upon the agreement or deemed agreement of GCL and the Purchaser in accordance with Section 2.3(c)(ii), or the written determination delivered by the Independent Accountant pursuant to Section 2.3(c)(v) shall be the “Closing Statement” for purposes of this Agreement.
(ii)	The Net Working Capital set forth on the Closing Statement will be the “Final Closing Date Net Working Capital” for purposes of this Agreement and the Net Indebtedness set forth on the Closing Statement will be the “Final Closing Date Net Indebtedness” for purposes of this Agreement.
(e)	Payment of Adjustment to Purchase Price.
(i)	If (A) the Final Closing Date Net Working Capital is equal to the Preliminary Closing Date Net Working Capital, and (B) the Final Closing Date Net Indebtedness is equal to the Preliminary Closing Date Net Indebtedness, then no further adjustment will be made to the Purchase Price.
(ii)	If the Final Closing Date Net Working Capital is greater than the Preliminary Closing Date Net Working Capital, then the Purchaser shall owe an amount equal to such excess to the Vendor. If the Final Closing Date Net Working Capital is less than the Preliminary Closing Date Net Working Capital, then the Vendor shall owe an amount equal to such shortfall to the Purchaser.
(iii)	If the Final Closing Date Net Indebtedness is greater than the Preliminary Closing Date Net Indebtedness, then the Vendor shall owe an amount equal to such excess to the Purchaser. If the Final Closing Date Net Indebtedness is less than the Preliminary Closing Date Net Indebtedness, then the Purchaser shall owe an amount equal to such shortfall to the Vendor.
(iv)	If the net amount based on the calculations set forth in Sections 2.3(e)(ii) and 2.3(e)(iii) is owed by the Purchaser to the Vendor (a “Positive Adjustment Amount”), then, within two Business Days of the Draft Statement becoming the Closing Statement, the Purchaser shall pay the Positive Adjustment Amount to or as directed by the Vendor. If the net amount based on the calculations set forth in Sections 2.3(e)(ii) and 2.3(e)(iii) is owed by the Vendor to the Purchaser (a “Negative Adjustment Amount”), then, within two Business Days of the Draft Statement becoming the Closing Statement, the Vendor shall pay the Negative Adjustment Amount to or as directed by the Purchaser.

(f)	Adjustments for Tax Purposes. Any payments made pursuant to Section 2.3(e) shall be treated as an adjustment to the Purchase Price by the Parties for all purposes, unless otherwise required by Law.
2.4	Deferred Consideration.
(a)	Deferred Consideration. Reflecting that a portion of the value of the Mine cannot reasonably be expected to be agreed upon by the Vendor and the Purchaser at the Closing Date:
(i)	no portion of the First Deferred Consideration Amount is payable until the First Deferred Payment Date, and the First Deferred Consideration Amount may be reduced to zero in accordance with the definition of First Deferred Consideration Amount; and
(ii)	no portion of the Second Deferred Consideration Amount is payable until the Second Deferred Payment Date, and the Second Deferred Consideration Amount may be reduced to zero in accordance with the definition of Second Deferred Consideration Amount.

For the avoidance of doubt, in no circumstance shall the Deferred Consideration Amounts, in aggregate, paid or payable by the Purchaser exceed $40,000,000. GCL and the Vendor (if not GCL) acknowledge that the Vendor ultimately may not be entitled to any further payment, beyond the Base Purchase Price, in respect of the Deferred Consideration Amounts.

(b)	Obligations Relating to Deferred Consideration.
(i)	The Purchaser confirms that the Financings expressly permit the Purchaser to pay the Deferred Consideration Amounts to the Vendor, when due, in accordance with the terms hereof without any further approval or consent of the lenders thereunder. The Purchaser agrees that, until the Deferred Consideration Amounts have been paid in full to the Vendor by the Purchaser in accordance with Section 2.2(b), it shall not amend or permit the amendment of the terms of the Financings (including any Definitive Financing Documents in respect thereof) in any manner that would require consent of any person or otherwise impair in any material respect the ability of the Purchaser to pay the Deferred Consideration Amounts in accordance with the terms hereof.
(ii)	The Purchaser undertakes and covenants that it shall not impair or enter into any agreement or give any undertaking which, impairs its ability to pay the Deferred Consideration Amounts when due. For the avoidance of doubt, the Purchaser undertakes to include in the Definitive Financing Documents a right for the Deferred Consideration Amounts to be paid when due in accordance with the terms of this Agreement and without any further consent or action of any other person; and

(iii)	The Purchaser shall not, and shall not permit any Affiliate to, directly or indirectly convey, transfer or assign all or any portion of its interest in the Mine (including, for the avoidance of doubt, by way of a change of control) unless, in connection with any such direct or indirect conveyance, transfer or assignment, it shall require that the party or parties acquiring such interest (whether directly or indirectly) assume in a written agreement with the Vendor (or an Affiliate of the Vendor designated by the Vendor) the obligations of the Purchaser to pay the Deferred Consideration Amounts in accordance with the terms hereof and deliver such written agreement to the Vendor within ten (10) Business Days of the closing of the relevant transaction.

Article 3
Representations and Warranties

3.1	Representations and Warranties of GCL

Acknowledging that the Purchaser is entering into this Agreement in reliance upon the representations and warranties of GCL set out in this Section 3.1, GCL, or GCL for and on behalf of the Vendor (if GCL is not the Vendor), represents and warrants to the Purchaser as follows:

(1)	Incorporation and Corporate Power. GCL, the Vendor (if not GCL) and the Company is, or will at Closing be, a corporation incorporated, organized and subsisting under the laws of the jurisdiction of its incorporation. GCL has the corporate power, authority and capacity to execute and deliver this Agreement and all other agreements and instruments to be executed by it as contemplated herein and to perform, or cause to be performed, its other obligations hereunder and under all such other agreements and instruments contemplated hereby.
(2)	Authorization. The execution and delivery by GCL of this Agreement and all other agreements and instruments to be executed by it as contemplated herein and the completion of the transactions contemplated hereby and thereby have been duly authorized by all necessary corporate action on the part of GCL.
(3)	Enforceability of GCL’s Obligations. This Agreement has been duly executed and delivered by GCL and constitutes the valid and binding obligation of GCL enforceable against GCL in accordance with its terms subject to limitations on enforcement imposed by bankruptcy, insolvency, reorganization or other laws affecting the enforcement of the rights of creditors and others and to the extent that equitable remedies such as specific performance and injunctions are only available in the discretion of the court from which they are sought.
(4)	Capitalization.
(a)	The authorized capital of the Company consists of, or will consist of at Closing, an unlimited number of common shares in the capital of the Company (the “Company Shares”), all of which constitute, or will constitute at Closing, the Purchased Shares subject to the terms and conditions of this Agreement.

Other than the Company Shares described in the preceding sentence, as of the Closing, there will be no other shares outstanding of the Company nor any agreement, subscription, warrant, option, right or commitment or other right or privilege (whether by law, pre-emptive or contractual), nor any right or privilege capable of becoming an agreement, subscription, warrant, option, right or commitment, obligating it to issue or sell any Company Shares or other voting or equity securities, including any security or obligation of any kind convertible into or exchangeable or exercisable for any Company Shares or other voting or equity security.

(b)	The Purchased Shares have been, or will at Closing be, validly issued in compliance with Applicable Law and are, or will at Closing be, fully paid and non-assessable and the Vendor is, or will be at Closing, the registered and beneficial holder of the Purchased Shares with good and marketable title thereto, free and clear of all Liens.
(c)	The Vendor has, or will have at Closing, the right to transfer the Purchased Shares, and there are no restrictions of any kind on the transfer of the Purchased Shares, except for those set out in the articles of incorporation of each of the Company and the Required Consents, the Regulatory Approvals and the Competition Act Clearance. Upon consummation of the transactions contemplated by this Agreement, Purchaser shall own all the Purchased Shares, free and clear of all Liens.
(d)	As of the date hereof, the Company does not have, and has never had, ownership of any assets, and has not engaged in any business activity.
(5)	Subsidiaries. The Company does not have any subsidiaries. The Company is neither the legal nor the beneficial owner of any equity securities in any Person.
(6)	Qualification to do Business. GCL and the Company is or, on Closing, will be registered, licenced or otherwise qualified to do business under the laws of the jurisdictions in which (i) the Mine is located, or (ii) in which the character of its properties, owned or leased, or the nature of its activities make such registration necessary, from time to time, except where the failure to be so registered, licenced or qualified would not reasonably be expected to affect adversely the ability of GCL to enter into this Agreement or to perform, or cause to be performed, its obligations hereunder, or to have, individually or in the aggregate, a Material Adverse Change. GCL and the Company has, or will have prior to Closing, all the power, and capacity to carry on its business and to own or lease and operate its property and assets as now carried on and owned or leased and operated, except where the failure to have such power or authority would not reasonably be expected to affect adversely the ability of GCL to enter into this Agreement or to perform, or cause to be performed, its obligations hereunder, or to have, individually or in the aggregate, a Material Adverse Change.
(7)	Records. The minute books of the Company have been made available to the Purchaser for review and contain a complete summary of all meetings of directors and shareholders of the Company and accurately reflect all transactions referred to in such minutes in all material respects.

(8)	Bankruptcy, Insolvency and Reorganization. None of the Vendor, GCL (if not the Vendor) or the Company is an insolvent person within the meaning of the Bankruptcy and Insolvency Act (Canada). None of the Vendor, GCL (if not the Vendor) or the Company has made an assignment in favour of its creditors nor a proposal in bankruptcy to its creditors or any class thereof nor had any petition for a receiving order presented in respect of it. No act or proceeding has been taken or authorized by any of the Vendor, GCL (if not the Vendor) or the Company with respect to a compromise or arrangement with its creditors or for its winding up, liquidation or dissolution nor, to the knowledge of GCL have any such proceedings been Threatened by any other Person. No receiver has been appointed in respect of any of the Vendor, GCL (if not the Vendor) or the Company or any of their respective property or assets and no execution or distress has been levied upon any material Company Assets.
(9)	Financial Statements. True and complete copies of the Financial Statements are set out in Schedule 3.1(9) of the Disclosure Letter. The Financial Statements have been prepared in accordance with the GAAP and present fairly in all material respects the financial condition and position of the Mine as at the dates thereof, and the results of operations of the Mine for the periods covered by such Financial Statements, in all material respects, and do not contain or reflect any material inaccuracies or discrepancies.
(10)	Title to and Sufficiency of Assets. The Company owns or holds, or, subject to the closing of the Pre-Closing Reorganization, will own or hold, free and clear of any and all Liens, except for Permitted Liens, a valid leasehold interest in or license or similar right to use, all material items of Personal Property shown on the balance sheet included in the Financial Statements or acquired thereafter prior to the date of this Agreement (the “Non-Real Property Company Assets”). Following the Pre-Closing Reorganization, the Company Assets owned and/or leased by the Company will constitute all of the property and assets used or held for the exclusive use in connection with the business of the Mine and are sufficient to permit the continued operation of the Mine in all material respects as conducted as of the date of this Agreement and as of the date immediately prior to the Closing, except as contemplated in the Transition Services Agreement or the Asset Purchase Agreement. Except as set out in Schedule 3.1(10) to the Disclosure Letter and documents to be entered into to give effect to the Pre-Closing Reorganization, there is no agreement or, option outstanding in favour of any Person for the purchase from the Vendor, GCL (if not the Vendor) or the Company of any material Non-Real Property Company Assets.
(11)	Property.
(a)	The Company is or, following the closing of the Pre-Closing Reorganization, the Company will own the Company Fee Simple Properties as set out in Schedule 3.1(11)(a) of the Disclosure Letter, free and clear of all Liens, other than Permitted Liens.

(b)	The Company is or, following the closing of the Pre-Closing Reorganization, will be the legal holder of the Company Mining Leases as set out in Schedule 3.1(11)(b) of the Disclosure Letter, free and clear of all Liens, other than Permitted Liens. The Company Mining Leases are in existence in accordance with the terms thereof and are in good standing with respect to all obligations required under Applicable Laws other than which would not, individually or in the aggregate, result in or reasonably be expected to result in a Material Adverse Change.
(c)	The Company is or, following the closing of the Pre-Closing Reorganization, will be the registered holder of the Company Mining Claims as set out in Schedule 3.1(11)(c) of the Disclosure Letter, free and clear of all Liens, other than Permitted Liens. The Company Mining Claims are in existence in accordance with the terms thereof and are in good standing with respect to all obligations required under Applicable Laws other than which would not, individually or in the aggregate, result in or reasonably be expected to result in a Material Adverse Change.
(d)	The Company is or, following the closing of the Pre-Closing Reorganization, will be the registered holder of the Company Licences of Occupation as set out in Schedule 3.1(11)(d) of the Disclosure Letter, free and clear of all Liens, other than Permitted Liens.
(e)	Except as set out in Schedule 3.1(11)(e) of the Disclosure Letter, the Company Real Property comprises all of the interests in real property, mining rights, or mineral claims owned or that will, following the closing of the Pre-Closing Reorganization, be owned by the Company which, collectively, comprises the Mine.
(f)	To the knowledge of GCL, except as disclosed in Schedule 3.1(11)(f) of the Disclosure Letter, there are no material Residual Property Rights which would entitle any Person to any rights in the Company Real Property.
(g)	Except for the Contracts disclosed in Schedule 3.1(11)(g) of the Disclosure Letter (the “Company Royalty Agreements”), to GCL’s knowledge there are no royalties pertaining to the Company Real Property. GCL has made available for inspection true and complete copies of each Company Royalty Agreement in the Data Room. None or GCL or the Company is in default under any Company Royalty Agreement that would reasonably be expected to result in a Material Adverse Change and all Royalties which are due and owing by GCL or the Company under a Company Royalty Agreement to which it is a party have been paid by such Person.
(h)	The Company is not and, following closing of the Pre-Closing Reorganization, will not be a party to a joint venture agreement.
(12)	Personal Property. Except as disclosed in Schedule 3.1(12) of the Disclosure Letter, the Company does not own and, following closing of the Pre-Closing Reorganization, will not own any Personal Property which had a book value in the Financial Records, at the date hereof, of more than $1,000,000.

(13)	Premises Leases. Except as disclosed in Schedule 3.1(13) of the Disclosure Letter, the Company is not and, following closing of the Pre-Closing Reorganization, will not be a party to any material Premises Leases.
(14)	Personal Property Leases. Except as disclosed in Schedule 3.1(14) of the Disclosure Letter, the Company is not and, following closing of the Pre-Closing Reorganization, will not be a party to any Personal Property Leases.
(15)	Material Contracts. Except as disclosed in Schedule 3.1(15) of the Disclosure Letter, there are no Material Contracts to which the Company is or, following closing of the Pre-Closing Reorganization, will be a party. GCL has made available for inspection true and complete copies of the Material Contracts noted as continuing in Schedule 3.1(15) of the Disclosure Letter in the Data Room. None of GCL, the Vendor (if not GCL) or the Company, as applicable, is in material default under any Material Contract and there has not occurred any event which, with the lapse of time or giving of notice or both, would constitute a material default under any Material Contract by such Person, or, to the knowledge of GCL, any other party to the Material Contract. Each Material Contract noted as continuing in Schedule 3.1(15) of the Disclosure Letter is in full force and effect, and the Company is, or following closing of the Pre-Closing Reorganization, will be entitled to the benefit of each such Material Contract in accordance with its terms. None of the Vendor, GCL (if not the Vendor) or the Company have received any written notice of a default in respect of any Material Contract. Except for Required Consents, no Consent is required nor is any notice required to be given under any Material Contract noted as continuing in Schedule 3.1(15) of the Disclosure Letter by GCL, the Vendor (if not GCL) or the Company or any other Person in connection with the completion of the transactions contemplated by this Agreement in order to maintain all rights of the Vendor, GCL (if not the Vendor) or the Company party thereto under such Material Contract.
(16)	Litigation and Orders. There are no Legal Proceedings pending or, to the knowledge of GCL, Threatened against or affecting or related to GCL, the Vendor (if not GCL) or the Company in connection with the Mine or by any court or any Governmental Authority which would reasonably be expected to be material to GCL, the Vendor (if not GCL) or the Company, and neither GCL, the Vendor (if not GCL) nor the Company is subject to any outstanding Order which, in any case, affects adversely, or might affect adversely, the conduct of operations at the Mine as currently conducted, the title of GCL or the Vendor (if not GCL) to the Purchased Shares at law or in equity, or the ability of GCL or the Vendor (if not GCL) to enter into this Agreement or to perform, or cause to be performed, its obligations hereunder. Neither GCL, the Vendor (if not GCL) nor the Company has knowledge of any ground on which any such material Legal Proceeding might be commenced with any reasonable likelihood of success.
(17)	Compliance with Applicable Laws. GCL and the Company is conducting and has conducted its business, in all material respects, in compliance with all Applicable Laws, provided however, with regard to Applicable Laws which are the subject of the representation and warranties contained in Sections 3.1(19) and 3.1(24), each such Person’s compliance with such Laws is addressed solely in such Sections.

(18)	Licences. Schedule 3.1(18) of the Disclosure Letter lists all of the material Licences held in connection with the Mine and the operation of the Mine (the “Company Licences”). None of the Vendor, GCL (if not the Vendor) or the Company is in material breach of any Company Licence. Except as disclosed in Schedule 3.1(18) of the Disclosure Letter, to the knowledge of GCL, no Person has Threatened to revoke, or commenced proceedings to revoke, any Company Licence. Except as disclosed in Schedule 3.1(18), none of the material Company Licences will be terminated or impaired or become terminable, in whole or in part, as a result of the Pre-Closing Reorganization or the transaction contemplated herein.
(19)	Compliance with Anti-Corruption Laws. None of the Vendor, GCL (if not the Vendor), or the Company, or, to the knowledge of GCL, any of the Company Employees acting on behalf of the Vendor, GCL (if not the Vendor) or the Company, has taken, committed to take or been alleged to have taken any action which would cause it to be in violation of the Corruption of Foreign Public Officials Act (Canada), the U.S. Foreign Corrupt Practices Act or any other Applicable Laws relating to anti-corruption or anti-bribery.
(20)	Undisclosed Liabilities. Except as set forth in Schedules 3.1(15) or 3.1(20) of the Disclosure Letter, the Company has not and, following closing of the Pre-Closing Reorganization, will not have any liabilities that would be required to be reflected on a consolidated balance sheet of the Company prepared in accordance with GAAP, other than (a) as reflected on or reserved against the Financial Statements (including any notes thereto), (b) those that have been incurred in the Ordinary Course of Business since December 31, 2023, (c) the executory portion of any Contract (excluding liabilities resulting from a breach of any Contract), (d) those included in the Final Closing Date Net Working Capital or Final Closing Date Net Indebtedness, (e) those that are repaid, terminated, forgiven, settled, cancelled or otherwise extinguished at Closing pursuant to the terms of this Agreement, (f) those incurred in connection with the transactions contemplated by this Agreement, (g) those expressly addressed by any other representations or warranties made by GCL under this Agreement, and (h) those that would not, individually or in the aggregate, have a Material Adverse Change.
(21)	Consents and Regulatory Approvals. Schedule 3.1(21) of the Disclosure Letter sets out all material Required Consents and Regulatory Approvals which are required to be obtained or made by the Vendor, GCL (if not the Vendor) or the Company in connection with the execution and delivery of, and performance by GCL of its obligations under this Agreement or the consummation of the transactions contemplated hereby.
(22)	U.S. Assets and Sales. The Company Assets are not comprised of, and as of the Closing the Company will not hold, assets located in the United States having a total fair market value of greater than $119,500,000. There have not been aggregate sales from the Company Assets into the United States of greater than $119,500,000 in the fiscal year ending December 31, 2023.

(23)	Absence of Conflicting Agreements. Except as disclosed in Schedule 3.1(23) of the Disclosure Letter and subject to the receipt of the Required Consents, the Regulatory Approvals and the Competition Act Clearance, the execution, delivery and performance of this Agreement by GCL and the completion (with the giving of any required notices as set forth in Schedule 3.1(23) of the Disclosure Letter) of the transactions contemplated by this Agreement, subject to the conditions contained in this Agreement, do not and will not result in or constitute any of the following:
(a)	a default, breach or violation or an event that, with notice or lapse of time or both, would be a default, breach or violation of any of the terms, conditions or provisions of the constating documents of the Vendor, GCL (if not the Vendor) or the Company, as applicable;
(b)	give rise to any rights of first refusal, rights of first offer or other similar third-party rights under any agreement, indenture, authorization, deed of trust, mortgage, bond, instrument, license or permit; or
(c)	a default, breach, violation or conflict with, or an event that, with notice or lapse of time or both, would be a default, breach or violation of any of the terms, conditions or provisions of any Material Contract noted as continuing in Schedule 3.1(15) of the Disclosure Letter, Indigenous Group Agreement, Company Licence of Occupation, Company Mining Lease, or a Company Licence.
(24)	Environmental Matters. Except as set out in Schedule 3.1(24) of the Disclosure Letter, to the knowledge of GCL and in connection with the Mine and the operation of the Mine only:
(a)	the Vendor, GCL (if not the Vendor) and the Company is and, in the previous three (3) years has been, in compliance with all Environmental Laws in all material respects;
(b)	in the previous three (3) years, none of the Vendor, GCL (if not the Vendor), or the Company has received any written notice, and, to the knowledge of GCL, no such notice has been Threatened, from any Governmental Authority of any actual material non-compliance with any Environmental Law which would give rise to a material undischarged liability of the Company with respect to any Company Real Property, and
(c)	the Company is in compliance in all material respects with any rehabilitation and closure obligations for which the Company is responsible pursuant to Applicable Law with respect to the Mine. The Financial Statements set forth accurate accruals for all such rehabilitation and closure obligations.

The representations and warranties set forth in this Section 3.1(24) are the sole and exclusive representations and warranties related to Environmental Laws, Hazardous Substances or other environmental matters.

(25)	Agreements with Indigenous Groups. Except as disclosed in Schedule 3.1(25) of the Disclosure Letter, there are no impact benefit agreements or similar agreements with Indigenous Groups (“Indigenous Group Agreements”) to which the Vendor or GCL (if not the Vendor) is a party and which relate to the Mine or, following closing of the Pre-Closing Reorganization, the Company will be a party. GCL has made available for inspection true and complete copies of all Indigenous Group Agreements in the Data Room. None of the Vendor, GCL (if not the Vendor) or the Company is or, following closing of the Pre-Closing Reorganization, will be in material default under any Indigenous Group Agreements. Each Indigenous Group Agreement is in full force and effect, and the Company is or, following closing of the Pre-Closing Reorganization, will be entitled to the benefit of each such Indigenous Group Agreement in accordance with its terms.
(26)	Insurance. In connection with the Mine and the operation of the Mine only, (a) there are no pending material claims under any insurance policies currently maintained by GCL or an Affiliate thereof which relate to the Mine (the “Insurance Policies”), and (b) to the knowledge of GCL, there are no circumstances which might entitle GCL or an Affiliate thereof to make a claim under any of the Insurance Policies or which might be required under any of the Insurance Policies to be notified to the insurers and in the previous three years no material claim under any of the Insurance Policies has been made by GCL or an Affiliate thereof.
(27)	Tax Matters. Except as set forth in Schedule 3.1(27) of the Disclosure Letter:
(a)	The Company has prepared and filed when due with each relevant Governmental Authority, all Tax Returns for any Pre-Closing Tax Period required to be filed by or on behalf of it in respect of any Taxes. All such Tax Returns are correct and complete in all material respects. No extension of time in which to file any such Tax Returns is in effect. No Governmental Authority has asserted that the Company is required to file Tax Returns or pay any Taxes in any jurisdiction where it does not do so.
(b)	The Company has paid in full and when due all Taxes required to be paid by it, whether or not such Taxes are shown on a Tax Return or on any assessments or reassessments. All instalments, assessments and reassessments and all other Taxes, which are due and payable, have been paid in full. Reserves and provisions for Taxes accrued but not yet due on or before the Closing Date are reflected in the Financial Records and are adequate as of the date of the Financial Records.
(c)	No deficiencies, assessments or reassessments of the Taxes of the Company have been proposed, asserted or assessed that are not adequately reserved against. No audit by any Governmental Authority of the Company is currently ongoing. The Company has not received any indication from any Governmental Authority that an audit, assessment or reassessment of the Company is proposed in respect of any Taxes, regardless of its merits. The Company has not executed or filed with any Governmental Authority any agreement or waiver extending the period for assessment, reassessment or collection of any Taxes.

(d)	The Company keeps its books and records in compliance with section 230 of the ITA and any equivalent or analogous provisions of the Laws of any province or territory of Canada applicable to the Company and the Company has in its possession or under its control all books and records in respect of Taxes that are required to be maintained and preserved by the Company under all Laws.
(e)	The terms and conditions made or imposed in respect of every transaction (or series of transactions) between the Company and any Person that is (i) a non-resident of Canada for purposes of the ITA, and (ii) not dealing at arm’s length with the Company for purposes of the ITA, do not differ from those that would have been made between Persons dealing at arm’s length for purposes of the ITA.
(f)	The Company is not party to or bound by any Tax sharing agreement, Tax indemnity obligation in favour of any Person or similar agreement in favour of any Person with respect to Taxes (including any advance pricing agreement or other similar agreement relating to Taxes with any Governmental Authority).
(g)	The Company will not be required to include in a tax period ending after Closing any amount of net taxable income (after taking into account deductions claimed for such a period that relate to a prior period) attributable to income that accrued, or that was required to be reported for financial accounting purposes in a prior taxable period but that was not included in taxable income for that or another prior tax period.
(h)	There are no transactions or events that have resulted, and no circumstances existing which could result, in the application to the Company of sections 80, 80.01, 80.02, 80.03 or 80.04 of the ITA or any analogous provision of any comparable Law of any province or territory of Canada.
(i)	The Company has not incurred any deductible outlay or expense owing to a Person not dealing at arm’s length (for purposes of the ITA) with the Company the amount of which would, in the absence of an agreement filed under paragraph 78(1)(b) of the ITA, be included in the Company’s income for Canadian income tax purposes, as the case may be, for any taxation year or fiscal period beginning on or after the Closing Date under paragraph 78(1)(a) of the ITA or any analogous provision of any comparable Law of any province or territory of Canada.
(j)	The Company has no liability for the Taxes of any Person under subsection 160(1) of the ITA (or any corresponding or similar provision of any other Applicable Law), as a transferee, successor, by contract or otherwise.
(k)	The Company has not claimed or received an amount, and no amount has been taken into account in calculating the Purchase Price, in respect of a Tax credit, refund, rebate, overpayment or similar adjustment of Taxes, including any governmental assistance or subsidy, in each case to which such entity is not fully entitled, and each such entity has retained all documentation prescribed by Applicable Law and in accordance with Applicable Laws to support any claims for such amounts.

The Company has not received any indication from a Governmental Authority, regardless of its merits, that the Company is or may be required to repay any such amounts received by the Company.

(l)	The Company has never had an obligation to file an information return pursuant to sections 237.3, 237.4 or 237.5 of the ITA or under any analogous provision of any comparable Law of any province or territory of Canada, including sections 1079.8.5 or 1079.8.6 of the Taxation Act (Quebec).
(m)	GCL is not, and the Vendor will not on Closing be, a non-resident of Canada for purposes of the ITA.
(28)	Absence of Change. Since January 1, 2024, except as disclosed in Schedule 3.1(28) to the Disclosure Letter, the business of the Vendor or GCL (if not the Vendor) in respect of the Mine has been conducted in the Ordinary Course of Business and there has been no Material Adverse Change with respect to such business.
(29)	Benefits Plans.
(a)	Schedule 3.1(29)(a) of the Disclosure Letter contains a true and complete list of all material Benefit Plans. Other than such Benefit Plans, none of the Vendor, GCL (if not the Vendor) or the Company is a party to or bound by, nor do the Vendor, GCL (if not the Vendor) or the Company have any obligations or liabilities with respect to, any material Benefit Plans.
(b)	Except as set forth in Schedule 3.1(29)(b) of the Disclosure Letter, none of the Vendor, GCL (if not the Vendor) or the Company currently sponsor, maintain or contribute to or have any liability under, nor have the Vendor, GCL (if not the Vendor) or the Company ever sponsored, maintained, contributed to or incurred any liability under, a Pension Plan, or a “retirement compensation arrangement” or a “deferred profit sharing plan”, each as defined under the ITA.
(c)	True, correct, up-to-date and complete copies of all the Benefit Plans and Pension Plans (or, where oral, written summaries of the material terms thereof) as amended as of the date hereof have been made available to the Purchaser and all plan summaries, employee booklets and brochures provided to Company Employees or their beneficiaries. The booklets, brochures, summaries and descriptions provided to Company Employees and their beneficiaries concerning each Benefit Plan and Pension Plan, accurately describe the benefits provided under each such Benefit Plan and Pension Plan referred to therein.
(d)	All of the Benefit Plans and Pension Plans have been established, registered (where required), funded, invested and administered in material compliance with, and are in good standing under, Applicable Law and the terms of such Benefit Plans and Pension Plans.

(30)	Employment Matters.
(a)	Schedule 3.1(30)(a) of the Disclosure Letter sets forth the list of Company Employees, which indicates: (i) the titles of Company Employees and the location of their employment or engagement, (ii) the date each Company Employee was hired, (iii) which, subject to Section 7.15, Company Employees are subject to a written employment or consulting agreement with GCL or an Affiliate thereof or, following closing of the Pre-Closing Reorganization, the Company, (iv) the annual wage of each Company Employee at the date of such list, any bonuses and commissions paid to each Company Employee since December 31, 2023, (v) the annual vacation entitlement (including any accrued but unused vacation days) to which each Company Employee is entitled on the date of such list, (vi) the Company Employees that are not actively working on the date of this Agreement due to leave of absence, illness, injury, accident or other disabling condition, and (vii) the equity compensation (including, for greater certainty, options and restricted share units) held by each Company Employee on the date of such list. Subject to Section 7.15(a), the Company has not nor has ever had any Employees other than the Company Employees.
(b)	Schedule 3.1(30)(b) of the Disclosure Letter lists: (i) all Contracts with any Company Employee who acts as a senior manager or executive and whose annual base compensation is in excess of $250,000, and (ii) all Contracts with any Company Employees that provide for severance, termination or similar payments or entitlements of more than $250,000 as a result of the transactions contemplated by this Agreement (other than such as results under common law from the termination of employment of an Employee without an enforceable agreement as to notice or severance).
(c)	None of the Vendor, GCL (if not the Vendor) and the Company is currently or, following the closing of the Pre-Closing Reorganization, will be a party to any Collective Bargaining Agreement in respect of the Mine. No trade union, council of trade unions, employee bargaining agency or affiliated bargaining agent holds bargaining rights with respect to any of the Company Employees with respect to their employment by the Company including by way of certification, interim certification, voluntary recognition, related employer or successor employer rights, or, to GCL’s knowledge, has applied or Threatened to apply to be certified as the bargaining agent of any of the Company Employees.
(d)	Except as disclosed in Schedule 3.1(30)(d) of the Disclosure Letter, to GCL’s knowledge, there are no active material complaints before any Governmental Authority, including a labour relations board, tribunal or commission, filed by any Company Employees against the entity which employs such Company Employee or any current or former director or officer of the Company, claiming or alleging that such entity, or such current or former director or officer, has violated any Laws applicable to the Company Employee.

(e)	Except as disclosed in Schedule 3.1(30)(e) of the Disclosure Letter, there is no notice of assessment, provisional assessment, reassessment, supplementary assessment, penalty assessment or increased assessment which the Vendor, GCL (if not the Vendor) or the Company has received during the past three years from any workplace safety and insurance or workers’ compensation board or similar Governmental Authority in any jurisdiction where the Company carries or will carry on business that remain unpaid.
(f)	To the knowledge of GCL, there are no pending charges made under any applicable occupational health and safety legislation relating to the business of the Vendor or GCL (if not the Vendor) in respect of the Mine and there have been no fatal accidents at the Mine within the last two years that might reasonably be expected to lead to charges involving the Vendor, GCL (if not the Vendor) or the Company under the applicable occupational health and safety legislation.
(31)	Commissions. Other than BMO Capital Markets Corp., there is no investment banker, broker, finder or other intermediary which has been retained by or is authorized to act on behalf of the Vendor, GCL (if not the Vendor) or the Company who might be entitled to any fee or commission in connection with the transactions contemplated by this Agreement.
3.2	Representations and Warranties of the Purchaser

Acknowledging that GCL is entering into this Agreement in reliance upon the representations and warranties of the Purchaser set out in this Section 3.2, the Purchaser represents and warrants to GCL as follows:

(1)	Incorporation and Corporate Power. The Purchaser is a corporation incorporated, organized and subsisting under the laws of the jurisdiction of its incorporation. The Purchaser has the corporate power, authority and capacity to execute and deliver this Agreement and all other agreements and instruments to be executed by it as contemplated herein and to perform its obligations under this Agreement and under all such other agreements and instruments contemplated hereby.
(2)	Authorization by Purchaser. The execution and delivery of this Agreement and all other agreements and instruments to be executed by it as contemplated herein and the completion of the transactions contemplated by this Agreement and all such other agreements and instruments contemplated hereby have been duly authorized by all necessary corporate action on the part of the Purchaser.
(3)	Enforceability of Obligations. This Agreement has been duly executed and delivered by the Purchaser and constitutes a valid and binding obligation of the Purchaser enforceable against the Purchaser in accordance with its terms. There is no Legal Proceeding in progress, pending, or Threatened against or affecting the Purchaser, and there are no grounds on which any such Legal Proceeding might be commenced and there is no Order outstanding against or affecting the Purchaser which, in any such case, affects adversely or might affect adversely the ability of the Purchaser to enter into this Agreement or to perform its obligations hereunder.

(4)	Consents and Regulatory Approvals. Except as it concerns the Competition Act Clearance, no Consent, Regulatory Approval or filing with, notice to, or waiver from any Governmental Authority is required to be obtained or made by the Purchaser or its Affiliates in connection with the execution and delivery of, and performance by the Purchaser or its Affiliates of its obligations under, this Agreement or the consummation of the transactions contemplated hereby.
(5)	Investment Canada Act. The Purchaser is not, and at the time of Closing will not be, a non-Canadian as defined in the ICA.
(6)	Absence of Conflicting Agreements. The execution, delivery and performance of this Agreement by the Purchaser and the completion of the transactions contemplated by this Agreement do not and will not result in or constitute a default, breach or violation or an event that, with notice or lapse of time or both, would be a default, breach or violation of any of the terms, conditions or provisions of the constating documents of the Purchaser or its Affiliates.
(7)	Financing. The Purchaser will have prior to the Closing, sufficient cash, available lines of credit or other sources of immediately available funds to enable it to make payment of the Purchase Price and any other amounts to be paid by it hereunder, and to satisfy the Company Assumed Obligations (including the Reclamation Liabilities).
(8)	Bankruptcy, Insolvency and Reorganization. The Purchaser is not entering into this Agreement, or the transactions contemplated hereby with the intent to hinder, delay or defraud either present or future creditors. Assuming that the representations and warranties of GCL contained in this Agreement are true and correct in all materials respects, after giving effect to the transactions contemplated by this Agreement, at and immediately after the Closing, (a) the Purchaser and the Company (i) will be solvent (in that both the fair value of its assets will not be less than the sum of its debts and that the present fair saleable value of its assets will not be less than the amount required to pay the probable liability on its recourse debts or other contingent liabilities as they mature or become due), (ii) will not be left with unreasonably small capital and liquidity with which to engage in its business, and (iii) will not have incurred and does not plan as of the Closing Time to incur debts beyond its ability to pay as they mature or become due, and (b) the Company shall have adequate capital to carry on their business and fulfill all of their obligations in connection therewith. No act or proceeding has been taken, or authorized by or against Purchaser, in connection with the dissolution, liquidation, winding up, bankruptcy or insolvency of Purchaser or with respect to any amalgamation, merger, consolidation, arrangement or reorganization of, or relating to, Purchaser and, to the Purchaser’s knowledge, no such proceedings have been Threatened.

(9)	Anti-Money Laundering and Compliance with Laws.
(a)	No part of the funds used by Purchaser to pay the Purchase Price has been or will be directly derived from, or related to, any activity that contravenes Laws, including Sanctions and including Laws that relate to the prohibition of money laundering, terrorist financing, and anti bribery, including the Criminal Code, the Foreign Corrupt Practices Act (United States), the Corruption of Foreign Public Officials Act (Canada) or any other similar applicable Law prohibiting public or commercial bribery or corruption and/or the financing of terrorism or other crimes (collectively, the “Anti-Money Laundering Laws”) and the USA PATRIOT Act or any other similar applicable Law, to the extent applicable to Purchaser. Neither Purchaser nor, to Purchaser’s knowledge, any of its Affiliates, officers, directors, employees, agents or Representatives has taken, in connection with this Agreement, any action in furtherance of an offer, payment, promise to pay, or authorization or approval of the payment or giving of money, property, gifts, benefit or anything else of value, directly or indirectly, to any Person as consideration for or to improperly influence official action by that Person for the benefit of Purchaser, or to otherwise secure an improper business advantage for Purchaser. No payment by Purchaser to the Vendor hereunder shall cause GCL or any Affiliate thereof to be in violation of any Anti-Money Laundering Laws.
(b)	The operations of Purchaser have been conducted at all times in compliance with applicable Sanctions and Anti-Money Laundering Laws. No Legal Proceeding, investigation, or Order involving Purchaser with respect to the Sanctions or Anti-Money Laundering Laws is pending or Threatened.
(10)	Commissions. Other than Stifel, Scotiabank, the Valuator, the Lenders, and the Gold Prepay Lenders, there are no investment banker, broker, finder or other intermediary which has been retained by or is authorized to act on behalf of the Purchaser who might be entitled to any fee or commission in connection with the transactions contemplated by this Agreement.
(11)	No Reliance. The Purchaser acknowledges that neither GCL nor any other Person, has made any representation or warranty, express or implied, as to the accuracy or completeness of any information regarding GCL, the Company, their businesses or other matters except as expressly provided in Section 3.1.
3.3	Representations and Warranties of the Guarantor

Acknowledging that GCL is entering into this Agreement in reliance upon the representations and warranties of the Guarantor set out in this Section 3.3, the Guarantor represents and warrants to GCL as follows:

(1)	Incorporation and Corporate Power. The Guarantor is a corporation incorporated, organized and subsisting under the laws of the jurisdiction of its incorporation. The Guarantor has the corporate power, authority and capacity to execute and deliver this Agreement and all other agreements and instruments to be executed by it as contemplated herein and to perform its obligations under this Agreement and under all such other agreements and instruments.

No act or proceeding has been taken or authorized by or against the Guarantor in connection with the dissolution, liquidation, winding up, bankruptcy or insolvency of the Guarantor or with respect to any amalgamation, merger, consolidation, arrangement or reorganization of, or relating to, the Guarantor and no such proceedings have been Threatened.

(2)	Authorization by Guarantor. The execution and delivery of this Agreement and all other agreements and instruments to be executed by it as contemplated herein and the completion of the transactions contemplated by this Agreement and all such other agreements and instruments have been duly authorized by all necessary corporate action on the part of the Guarantor, subject to obtaining the Orla Shareholder Approval.
(3)	Enforceability of Obligations. This Agreement has been duly executed and delivered by the Guarantor and constitutes a valid and binding obligation of the Guarantor enforceable against the Guarantor in accordance with its terms. There is no Legal Proceeding in progress, pending, or, to the Guarantor’s knowledge, Threatened against or affecting the Guarantor, and to the Guarantor’s knowledge, there are no grounds on which any such Legal Proceeding might be commenced and there is no Order outstanding against or affecting the Guarantor which, in any such case, affects adversely or might affect adversely the ability of the Guarantor to enter into this Agreement or to perform its obligations hereunder.
(4)	Consents and Regulatory Approvals. Except as it concerns the Competition Act Clearance and the approval of the TSX, no Consent, Regulatory Approval or filing with, notice to, or waiver from any Governmental Authority is required to be obtained or made by the Guarantor or its Affiliates in connection with the execution and delivery of, and performance by the Guarantor or its Affiliates of its obligations under, this Agreement or the consummation of the transactions contemplated hereby.
(5)	Absence of Conflicting Agreements. The execution, delivery and performance of this Agreement by the Guarantor and the completion of the transactions contemplated by this Agreement do not and will not result in or constitute a default, breach or violation or an event that, with notice or lapse of time or both, would be a default, breach or violation of any of the terms, conditions or provisions of the constating documents of the Guarantor or its Affiliates.
(6)	Financing.
(a)	The Guarantor has delivered to GCL a true and complete (other than the redactions of solely fees payable) copies of the (i) the executed debt commitment letter dated November 15, 2024, including all related exhibits, schedules, annexes, supplements and term sheets attached thereto, and the related fee letter, in each case, as amended, restated, supplemented, replaced and/or modified in accordance with the terms hereof, to the extent permitted hereunder (the “Commitment Letter”) from the Lenders, pursuant to which the Lenders have agreed to provide, subject to the terms and conditions set forth therein, financing to the Purchaser in the amount set forth therein and (ii) the Gold Prepay Letters from the Gold Prepay Lenders to provide financing to the Purchaser in the amount set forth therein.

As of the date hereof, neither the Commitment Letter nor the Gold Prepay Letters have been amended or modified and the commitments contained in the Commitment Letter and the Gold Prepay Letters have not been withdrawn, terminated or rescinded in any respect and, to the knowledge of the Guarantor, no such amendment, modification, withdrawal, termination or rescission is contemplated. As of the date hereof, the Commitment Letter and each of the Gold Prepay Letters is a valid and binding obligation of the Guarantor and the Lenders or the Gold Prepay Lenders, as applicable,, enforceable in accordance with its terms against Guarantor and, to the knowledge of Guarantor, each of the other parties thereto, in each case subject to limitations on enforcement imposed by bankruptcy, insolvency, reorganization or other laws affecting the enforcement of the rights of creditors and others and to the extent that equitable remedies such as specific performance and injunctions are only available in the discretion of the court from which they are sought and is in full force and effect. As of the date hereof, (x) there is no default or breach under the Commitment Letter or the Gold Prepay Letters by the Guarantor or Purchaser, or, to the knowledge of the Guarantor, the Lenders or the Gold Prepay Lenders, as applicable, and (y) no event or condition has occurred which, with or without notice, lapse of time or both, would constitute a default or breach on the part of the Guarantor or the Purchaser or, to the knowledge of the Guarantor, the Lenders, under the Commitment Letter or the Gold Prepay Lenders under the Gold Prepay Letters. As of the date hereof, the Guarantor has no knowledge of any facts or circumstances or any reason to believe that any facts or circumstances exist that would be reasonably likely to result in any of the conditions set forth in the Commitment Letter or the Gold Prepay Letters, as applicable, not being satisfied or the funding contemplated in the Commitment Letter or the Gold Prepay Letters, as applicable, not being made available on the Closing Date. As of the date hereof, neither the Commitment Letter nor the Gold Prepay Letters are subject to any conditions precedent to the obligations of the Lenders or the Gold Prepay Lenders, as applicable, to make the full amount of the financing contemplated therein available at the Closing, or any contingencies that would permit the Lenders or the Gold Prepay Lenders, as applicable, to reduce the amount of financing to be provided thereunder, other than as expressly set forth therein. As of the date hereof, assuming the satisfaction or waiver of the conditions to Purchaser’s and Guarantor’s obligation to consummate the transactions contemplated by this Agreement on the Closing Date, the Guarantor does not have any reason to believe that it will be unable to satisfy on a timely basis any term or condition of the Commitment Letter or the Gold Prepay Letters required to be satisfied by it, that the conditions thereof within its control will not otherwise be satisfied or that the full amount of the financing under the Commitment Letter and the Gold Prepay Letters will not be available on the Closing Date. The Guarantor has fully paid any and all commitment fees or other fees required by the Commitment Letter and the Gold Prepay Letters to be paid on or before the date of this Agreement and will pay any such fees when due prior to and including the Closing Date.

As of the date hereof, there are no side letters, arrangements, or other Contracts to which the Guarantor or any of its Affiliates is a party related to the financing under the Commitment Letter and the Gold Prepay Letters.

(b)	The Guarantor has delivered to GCL true and complete copies, including any exhibits and schedules thereto, of the executed Subscription Letters. As of the date hereof, the Subscription Letters have not been amended or modified and the commitments contained in the Subscription Letters have not been withdrawn, terminated or rescinded in any respect. As of the date hereof, the Subscription Letters are valid and binding obligation of the Guarantor and, to the knowledge of the Guarantor, each Subscriber and is in full force and effect. As of the date hereof, (x) there is no default or breach under the Subscription Letters by the Guarantor, or, to the knowledge of the Guarantor, any Subscriber, and (y) no event or condition has occurred which, with or without notice, lapse of time or both, would constitute a default or breach on the part of the Guarantor or, to the knowledge of the Guarantor, any Subscriber, under the Subscription Letters. As of the date hereof, the Guarantor has no knowledge of any facts or circumstances or any reason to believe that any facts or circumstances exist that would be reasonably likely to result in any of the conditions set forth in the Subscription Letters not being satisfied or the transactions contemplated in the Subscription Letters not being completed prior to the Closing Date. As of the date hereof, the Guarantor does not have any reason to believe that it will be unable to satisfy on a timely basis any term or condition of the Subscription Letters required to be satisfied by it, that the conditions thereof within its control will not otherwise be satisfied or that the full amount of the aggregate net proceeds under the Subscription Letters will not be available on the Closing Date. As of the date hereof, there are no side letters, arrangements or other Contracts to which the Guarantor or any of its Affiliates is a party relating to the Concurrent Private Placement.
(c)	The aggregate net proceeds from the Financings, when funded in accordance with the Financing Documents, on or prior to the Closing Date, as applicable, shall be an amount sufficient to enable the Purchaser to make payment of the Purchase Price and any other amounts to be paid by it hereunder, and to satisfy the Company Assumed Obligations (including the Reclamation Liabilities).
(7)	Commissions. Other than Stifel, Scotiabank, the Valuator, the Lenders, and the Gold Prepay Lenders, there are no investment banker, broker, finder or other intermediary which has been retained by or is authorized to act on behalf of the Guarantor who might be entitled to any fee or commission in connection with the transactions contemplated by this Agreement.
3.4	Disclosures

No representation or warranty is breached by reason of, and GCL is not, and none of its Affiliates are, liable to the Purchaser or any other person for breach of any representation or warranty in respect of, any fact, matter or circumstance that is Fairly Disclosed in the Newmont Public Record.

3.5	Disclaimer of Warranties

NOTWITHSTANDING ANYTHING HEREIN TO THE CONTRARY, IT IS THE EXPLICIT INTENT OF THE PARTIES HERETO THAT NEITHER GCL NOR ANY OF ITS AFFILIATES IS MAKING ANY REPRESENTATION OR WARRANTY WHATSOEVER, EXPRESS OR IMPLIED (INCLUDING ANY IMPLIED WARRANTY OR REPRESENTATION AS TO THE VALUE, CONDITION, MERCHANTABILITY OR SUITABILITY OF ANY OF THE COMPANY ASSETS), BEYOND THOSE EXPRESSLY GIVEN BY GCL IN SECTION 3.1. IT IS UNDERSTOOD THAT ANY ESTIMATES, FORECASTS, PROJECTIONS, FINANCIAL MODELS OR OTHER PREDICTIONS THAT HAVE BEEN OR SHALL HEREAFTER BE PROVIDED OR MADE AVAILABLE TO THE PURCHASER OR ANY OF ITS AFFILIATES OR ITS OR THEIR RESPECTIVE REPRESENTATIVES (INCLUDING IN ANY PRESENTATION BY GCL OR ANY OF ITS AFFILIATES OR MANAGEMENT) ARE NOT, AND SHALL NOT BE DEEMED TO BE, REPRESENTATIONS AND WARRANTIES OF GCL, OR ANY OF ITS AFFILIATES OR REPRESENTATIVES.

Article 4
Closing Arrangements

4.1	Closing

Subject to the terms and conditions set forth in this Agreement, the Closing shall take place at the office of Goodmans LLP in Toronto, Ontario on the third Business Day after the date on which the conditions to Closing set out in this Article 4 have been satisfied or waived (other than conditions which by their natured are to be satisfied by actions taken at Closing) (the “Closing Date”), or such other date as GCL and the Purchaser may agree to in writing. Notwithstanding the previous sentence, the Closing can take place virtually on the Closing Date by exchange of executed documents by electronic mail, other electronic means or courier and payment by wire transfer of immediately available funds.

4.2	Vendor’s Closing Deliveries

At the Closing, GCL shall, or shall cause the Vendor (if not GCL) to, deliver or cause to be delivered to the Purchaser the following documents:

(a)	a certificate of status or its equivalent under the laws of the jurisdiction of its incorporation with respect to the Company;
(b)	a certificate of the President or other senior officer of each of the Vendor and GCL (if not the Vendor) certifying:
(i)	the corporate status of the Vendor and GCL (if not the Vendor) and the Company;
(ii)	all required resolutions of the board of the Vendor and GCL (if not the Vendor) authorizing the execution, delivery and performance of this Agreement and of all contracts, agreements, instruments, certificates and other documents required by this Agreement to be delivered by the Vendor and GCL (if not the Vendor);

(iii)	all required resolutions of the board of the Company authorizing the transfer of the Purchased Shares to the Purchaser as contemplated by this Agreement; and
(iv)	the incumbency and signatures of the officers of GCL executing this Agreement and any other document relating to the transactions contemplated by this Agreement;
(c)	the certificate or certificates representing the Purchased Shares, together with transfer powers of attorney duly executed by the Vendor;
(d)	resignations and mutual releases of the directors and officers of the Company;
(e)	the minute books, share certificate books and corporate seal (if any) of the Company;
(f)	evidence of the completion of the Pre-Closing Reorganization;
(g)	the Transition Services Agreement duly executed by GCL; and
(h)	all such other assurances, consents, agreements, documents and instruments as may be reasonably required by the Purchaser to complete the transactions provided for in this Agreement, all of which shall be in form and substance satisfactory to the Purchaser, acting reasonably.
4.3	Purchaser’s Closing Deliveries

At the Closing, the Purchaser shall deliver or cause to be delivered to GCL the following documents and payments:

(a)	a certificate of status or its equivalent under the laws of the jurisdiction of its incorporation with respect to the Purchaser and the Guarantor;
(b)	a certificate of the President or other senior officer of each of the Purchaser and the Guarantor certifying:
(i)	the corporate status of the Purchaser or the Guarantor, as applicable;
(ii)	all required resolutions of the management, board and/or equity holder(s) of the Purchaser or the Guarantor, as applicable, authorizing the execution, delivery and performance of this Agreement and of all contracts, agreements, instruments, certificates and other documents required by this Agreement to be delivered by the Purchaser or the Guarantor, as applicable; and

(iii)	the incumbency and signatures of the officers of the Purchaser or the Guarantor, as applicable, executing this Agreement and any other document relating to the transactions contemplated by this Agreement;
(c)	payment of the Base Purchase Price, as adjusted pursuant to Section 2.3(a);
(d)	evidence of the release of the Vendor Financial Assurances or the Closure Indemnity Agreement together with the Purchaser’s supporting financial assurances as set out in Section 7.14;
(e)	the Transition Services Agreement duly executed by the Purchaser; and
(f)	all such other assurances, consents, agreements, documents and instruments as may be reasonably required by GCL to complete the transactions provided for in this Agreement, all of which shall be in form and substance satisfactory to GCL, acting reasonably.

Article 5
Conditions of Closing

5.1	Purchaser’s Conditions

The Purchaser shall not be obligated to complete the transactions contemplated by this Agreement, including the purchase of the Purchased Shares unless, at or before the Closing Time, each of the conditions listed below in this Section 5.1 has been satisfied (or, where permitted by Applicable Law, waived by the Purchaser), it being understood that the said conditions are included for the exclusive benefit of the Purchaser.

(1)	Representations and Warranties.
(a)	The Vendor Fundamental Representations and Warranties shall be true and correct in all respects as of the Closing Date as if made as on and as of such date (except to the extent such representations and warranties expressly relate to an earlier date, and in such case, on and as of such earlier date), except for de minimis inaccuracies;
(b)	The representations and warranties of GCL in Section 3.1, other than the Vendor Fundamental Representations and Warranties, shall be true and correct in all respects except where the failure of such representations and warranties to be true and correct do not constitute in the aggregate a Material Adverse Change (disregarding for purposes of this Section 5.1(1)(b) any Material Adverse Change or materiality qualifiers contained therein), in each case as of the Closing Date as if made on and as of such date (except to the extent such representations and warranties expressly relate to an earlier date, and in such case, on and as of such earlier date).

(2)	Vendor’s Compliance and Deliverables. GCL shall have performed and complied, in all material respects, with, or caused to be performed and complied, in all material respects, with, all of the terms and conditions in this Agreement on its part to be performed or complied with at or before the Closing Time and shall have executed and delivered or caused to have been executed and delivered to the Purchaser at the Closing all the documents contemplated in Section 4.2 and elsewhere in this Agreement.
(3)	Pre-Closing Reorganization. The Pre-Closing Reorganization shall have been completed in a manner consistent in all material respects with the Disclosure Letter.
(4)	Vendor Bring-Down Certificate. GCL shall have delivered to Purchaser a certificate of an authorized signatory of GCL, dated as of the Closing Date, to the effect that the conditions specified in Section 5.1(1) and the Section 5.1(2) have been satisfied.
(5)	Material Adverse Change. During the Interim Period, there shall have been no Material Adverse Change that is continuing.
(6)	No Litigation. During the Interim Period, there shall have been no Order (whether temporary, preliminary or permanent) made against any Party or against any of their respective Affiliates or any of their respective directors or officers, for the purpose of enjoining, prohibiting, preventing or restraining, temporarily or permanently, the completion of the transactions contemplated by this Agreement and which Order remains in effect.
(7)	Competition Act Clearance. The Competition Act Clearance shall have been obtained.
(8)	Orla Shareholder Approval. Each of the Shareholder Resolutions shall have been approved by the Orla Shareholders at the Orla Meeting in accordance with Applicable Law (“Orla Shareholder Approval”).
(9)	TSX Approval. The conditional acceptance of the TSX in respect to the Concurrent Private Placement (which shall be subject only to customary conditions).
(10)	No Law. During the Interim Period, no Governmental Authority shall have enacted, issued or promulgated any Law which remains in effect and has the effect of (a) making any of the transactions contemplated by this Agreement illegal, or (b) otherwise prohibiting, preventing or restraining the consummation of any of the transactions contemplated by this Agreement.
5.2	Condition Not Fulfilled

If any condition in Section 5.1 has not been fulfilled at or before the Outside Date or if any such condition is, or becomes, impossible to satisfy prior to the Outside Date, other than as a result of the failure of the Purchaser to comply with its obligations under this Agreement, then the Purchaser in its sole discretion may, without limiting any rights or remedies available to the Purchaser at law or in equity, either:

(a)	terminate this Agreement by notice to GCL, as provided in Section 8.1(b); or

(b)	waive compliance with any such condition without prejudice to its right of termination in the event of non-fulfilment of any other condition.
5.3	GCL’s Conditions

GCL shall not be obligated to complete the transactions contemplated by this Agreement unless, at or before the Closing Time, each of the conditions listed below in this Section 5.3 has been satisfied (or, where permitted by Applicable Law, waived by GCL), it being understood that the said conditions are included for the exclusive benefit of GCL.

(1)	Representations and Warranties.
(a)	The Purchaser Fundamental Representations and Warranties shall be true and correct in all respects as of the Closing Date as if made as on and as of such date (except to the extent such representations and warranties expressly relate to an earlier date, and in such case, on and as of such earlier date), except for de minimis inaccuracies.
(b)	The representations and warranties of the Purchaser and Guarantor in Section 3.2 and Section 3.3, respectively, other than the Purchaser Fundamental Representations and Warranties, shall be true and correct in all respects except where the failure of such representations and warranties to be true and correct do not constitute in the aggregate a material adverse change (disregarding for purposes of this Section 5.3(1)(b) any material adverse change or materiality qualifiers contained therein), in each case as of the Closing Date as if made on and as of such date (except to the extent such representations and warranties expressly relate to an earlier date, and in such case, on and as of such earlier date).
(2)	Purchaser’s Compliance and Deliverables. The Purchaser shall have performed and complied in all material respects with all of the terms and conditions in this Agreement on its part to be performed or complied with at or before the Closing Time, and shall have executed and delivered or caused to have been executed and delivered to GCL at the Closing all the documents contemplated in Section 4.3 and elsewhere in this Agreement.
(3)	Purchaser Bring-Down Certificate. Purchaser shall have delivered to the Vendor a certificate of an authorized signatory of Purchaser, dated as of the Closing Date, to the effect that the conditions specified in Section 5.3(1) and the Section 5.3(2) have been satisfied.
(4)	No Litigation. During the Interim Period, there shall have been no Order (whether temporary, preliminary or permanent) made against any Party or against any of their respective Affiliates or any of their respective directors or officers, for the purpose of enjoining, prohibiting, preventing or restraining the completion of the transactions contemplated by this Agreement and which Order remains in effect.
(5)	Competition Act Clearance. The Competition Act Clearance shall have been obtained.

(6)	Orla Shareholder Approval. The Orla Shareholder Approval shall have been obtained at the Orla Meeting.
(7)	No Law. During the Interim Period, no Governmental Authority shall have enacted, issued or promulgated any Law which remains in effect and has the effect of (i) making any of the transactions contemplated by this Agreement illegal, or (ii) otherwise prohibiting, preventing or restraining the consummation of any of the transactions contemplated by this Agreement.
5.4	Condition Not Fulfilled

If any condition in Section 5.3 has not been fulfilled at or before the Outside Date or if any such condition is, or becomes, impossible to satisfy prior to the Outside Date, other than as a result of the failure of GCL to comply with its obligations under this Agreement, then GCL in its sole discretion may, without limiting any rights or remedies available to GCL at law or in equity, either:

(a)	terminate this Agreement by notice to the Purchaser as provided in Section 8.1(c); or
(b)	waive compliance with any such condition without prejudice to its right of termination in the event of non-fulfilment of any other condition.

Article 6
Indemnification

6.1	Survival

All provisions of this Agreement and of any other agreement, certificate or instrument delivered pursuant to this Agreement, other than the conditions in Article 5 hereof, shall not merge on Closing but shall survive the execution, delivery and performance of this Agreement, the Closing and the execution and delivery of any transfer documents or other documents of title to the Purchased Shares and all other agreements, certificates and instruments delivered pursuant to this Agreement and the payment of the Purchase Price.

6.2	Indemnity by the Vendor

From and after Closing, the Vendor shall indemnify the Purchaser’s Indemnified Parties and save them fully harmless against, and will reimburse them for, any Damages arising from, in connection with or related in any manner whatsoever to:

(a)	any incorrectness in or breach of any representation or warranty of GCL contained in this Agreement;
(b)	any breach or any non-fulfilment of any covenant or agreement on the part of the Vendor or GCL (if not the Vendor) contained in this Agreement; and
(c)	any Indemnified Taxes.

6.3	Indemnity by the Purchaser and the Guarantor

From and after Closing, the Purchaser and the Guarantor shall, on a joint and several basis, indemnify the Vendor’s Indemnified Parties and save them fully harmless against, and will reimburse them for, any Damages arising from, in connection with or related in any manner whatsoever to:

(a)	any inaccuracy in or breach of any representation or warranty of the Purchaser or Guarantor contained in this Agreement;
(b)	any breach or non-fulfilment of any covenant or agreement on the part of the Purchaser or the Guarantor contained in this Agreement;
(c)	the Company Assumed Obligations; and
(d)	the Reclamation Liabilities.
6.4	Claim Notice

If an Indemnified Party becomes aware of any act, omission or state of facts that may give rise to Damages in respect of which a right of indemnification is provided for under this Article 6, the Indemnified Party shall promptly give written notice thereof (a “Claim Notice”) to the Indemnifying Party. The Claim Notice shall specify whether the potential Damages arise as a result of a claim by a Person against the Indemnified Party (a “Third Party Claim”) or whether the potential Damages arise as a result of a claim directly by the Indemnified Party against the Indemnifying Party (a “Direct Claim”), and shall also specify with reasonable particularity (to the extent that the information is available):

(a)	the factual basis for the Direct Claim or Third Party Claim, as the case may be; and
(b)	the amount of the potential Damages arising therefrom, if known.

If, through the fault of the Indemnified Party, the Indemnifying Party does not receive a Claim Notice in time effectively to contest the determination of any liability susceptible of being contested or to assert a right to recover an amount under applicable insurance coverage, then the liability of the Indemnifying Party to the Indemnified Party under this Article 6 shall be reduced only to the extent that Damages are actually incurred by the Indemnifying Party resulting from the Indemnified Party’s failure to give the Claim Notice on a timely basis. Nothing in this Section 6.4 shall be construed to affect the time within which a Claim Notice must be delivered pursuant to Sections 6.5(1) and 6.5(2) in order to permit recovery pursuant to Sections 6.2(a) and 6.3(a) as the case may be. In respect of any Claim Notice concerning Taxes, an Indemnified Party shall deliver with its Claim Notice a copy of any assessment, reassessment, notice of confirmation thereof, proposal to assess or reassess, appeal or notification of a similar proceeding, together with all correspondence related to such documents.

6.5	Time Limits for Claim Notice for Breach of Representations and Warranties
(1)	Notice by the Purchaser. No Damages may be recovered from GCL pursuant to Section 6.2(a) unless (subject to fraud) a Claim Notice is delivered by the Purchaser in accordance with the timing set out below:
(a)	with respect to Vendor Fundamental Representations and Warranties, at any time after Closing;
(b)	with respect to the representations and warranties in Section 3.1(24), at any time within three (3) years after Closing;
(c)	with respect to the representations and warranties in Section 3.1(27), at any time before the date that is 90 days after the relevant Governmental Authorities are no longer entitled to assess or reassess the Company, as applicable, in respect of the Taxes in question, having regard, without limitation, to:
(i)	any waiver given by the Company before the Closing Date in respect of such Taxes, but without regard to any waiver given after such time; and
(ii)	any entitlement of a Governmental Authority to assess or reassess the Company without limitation in the event of fraud or misrepresentation attributable to neglect, carelessness or wilful default; and
(d)	with respect to all other representations and warranties, at any time within 18 months after Closing,

provided, however, that in the event of fraud, relating to a representation and warranty of GCL in this Agreement, then notwithstanding the foregoing time limitations, the Purchaser Indemnified Parties shall be entitled to deliver a Claim Notice at any time for purposes of such a claim. Unless (subject to fraud) a Claim Notice has been given in accordance with the timing set out in Sections 6.5(1)(b), (c), or (d), with respect to the representations and warranties referred to in any such Section, the Vendor and GCL (if not the Vendor) shall be released on the date set out in Sections 6.5(1)(b), (c), or (d) as applicable, from all obligations in respect of representations and warranties referenced in those Sections and from the obligation to indemnify the Purchaser’s Indemnified Parties in respect thereof pursuant to Section 6.2(a).

(2)	Notice by GCL. No Damages may be recovered from the Purchaser pursuant to Section 6.3(a) unless (subject to fraud) a Claim Notice is delivered by GCL in accordance with the timing set out below:
(a)	with respect to the Purchaser Fundamental Representations and Warranties at any time after Closing; and
(b)	with respect to all other representations and warranties, at any time within two (2) years after Closing,

provided, however, that in the event of fraud relating to a representation and warranty of the Purchaser in this Agreement, then notwithstanding the foregoing time limitations, the Vendor’s Indemnified Parties shall be entitled to deliver a Claim Notice at any time for purposes of such a claim. Unless (subject to fraud) a Claim Notice has been given in accordance with the timing set out in Section 6.5(2)(b) with respect to the representations and warranties referred to in such Section, the Purchaser shall be released on the date set out in Section 6.5(2)(b) from all obligations in respect of representations and warranties referenced in Section 6.5(2)(b) and from the obligation to indemnify the Vendor’s Indemnified Parties in respect thereof pursuant to Section 6.3(a).

6.6	Certain Limitations
(1)	Damages from Vendor.
(a)	No Damages may be recovered from the Vendor pursuant to Sections 6.2(a) unless and until the accumulated aggregate amount of Damages of the Purchaser’s Indemnified Parties arising pursuant to Sections 6.2(a) exceeds 1.0% of the Purchase Price, in which event the accumulated aggregate amount of all such Damages in excess of 0.5% of the Purchase Price may be recovered up to: (a) in respect of any claim to recover Damages based on any inaccuracy in or breach of Vendor Fundamental Representations and Warranties, a maximum of the value of the Purchase Price, or (b) in respect of any claim to recover Damages based on any inaccuracy in or breach of any other representation or warranty of GCL pursuant to the indemnities in Section 6.2(a), 10% of the Purchase Price. Such limitations shall have no application to any claim to recover Damages based on any inaccuracy in or breach of any representation or warranty of GCL in this Agreement resulting from fraud by GCL, nor shall the limitations be construed to apply to any of the indemnities in Sections 6.2(b) or 6.2(c).
(b)	The aggregate liability of Vendor for all Damages shall be reduced by (i) the amount of any Tax benefit actually received by the Purchaser’s Indemnified Parties in connection with such Damages (provided that such Tax benefit is received in the year that the relevant Damages are incurred or in the immediately subsequent year), and (ii) the amount of any insurance proceeds actually received by the Purchaser’s Indemnified Parties pursuant to insurance policies (net of any increase in premiums or other costs associated with receiving such insurance proceeds). In the event that an indemnification payment is made, and such payment was or should have been reduced pursuant to this Section 6.6(1)(b), the relevant Purchaser’s Indemnified Party(ies) shall promptly (but, in any event, within 15 days) reimburse to Vendor the amount of such reduction.
(2)	Damages from Purchaser. No Damages may be recovered from the Purchaser pursuant to Section 6.3(a) unless and until the accumulated aggregate amount of Damages of the Vendor’s Indemnified Parties arising pursuant to Section 6.3(a) exceeds 1.0% of the Purchase Price, in which event the accumulated aggregate amount of all such Damages in excess of 0.5% of the Purchase Price may be recovered up to: (a) in respect of any claim to recover Damages based on any inaccuracy in or breach of the Purchaser Fundamental Representations and Warranties, a maximum of the value of the Purchase Price, or (b) in respect of any claim to recover Damages based on any inaccuracy in or breach of any other representation or warranty of the Purchaser pursuant to the indemnities in Section 6.3(a), 10% of the Purchase Price.

Such limitation shall have no application to any claim to recover Damages based on any inaccuracy in or breach of any representation or warranty of the Purchaser in this Agreement resulting from fraud, by the Purchaser, nor shall the limitation be construed to apply to any of the indemnities in Section 6.3(b), 6.3(c) or 6.3(d).

6.7	Agency for Non-Parties

Notwithstanding Section 10.17, each Party hereby accepts each indemnity in favour of each of its Indemnified Parties who are not Parties as agent and trustee of that Indemnified Party. Each Party may enforce an indemnity in favour of any of that Party’s Indemnified Parties on behalf of each such Indemnified Party.

6.8	Direct Claims

In the case of a Direct Claim, the Indemnifying Party shall have 60 days from receipt of a Claim Notice in respect thereof within which to make such investigation as the Indemnifying Party considers necessary or desirable. For the purpose of such investigation, the Indemnified Party shall make available to the Indemnifying Party the information relied upon by the Indemnified Party to substantiate its right to be indemnified under this Article 6, together with all such other information as the Indemnifying Party may reasonably request. If the Parties fail to agree at or before the expiration of such 60-day period (or any mutually agreed upon extension thereof), the Indemnified Party shall be free to pursue such remedies as may be available to it.

6.9	Third Party Claims.
(1)	Rights of Indemnifying Party. In the event a Claim Notice is delivered with respect to a Third Party Claim, the Indemnifying Party shall have the right to participate in the defense of any Third Party Claim and, subject to the limitations set forth in this Section, shall have the right to elect to control and appoint lead counsel for such defense, in each case at its own expense; provided, however, that notwithstanding the foregoing, the Indemnifying Party shall not be permitted to assume control of the negotiation, settlement or defence of the Third Party Claim if under this Section 6.9: (i) such Third Party Claim seeks equitable relief against the Indemnified Party as a primary form of relief, (ii) such Third Party Claim involves criminal liability, or (iii) such Third Party Claim concerns Taxes discussed in Section 9.7, the control of which will be governed by Section 9.7.
(2)	Respective Rights on Indemnifying Party’s Assumption of Control. If the Indemnifying Party elects to assume control as contemplated in Section 6.9(1), the Indemnifying Party shall reimburse the Indemnified Party for all of the Indemnified Party’s out-of-pocket expenses incurred as a result of such assumption. The Indemnified Party shall continue to have the right to participate in the negotiation, settlement or defense of such Third Party Claim and to retain counsel to act on its behalf, provided that the fees and disbursements of such counsel shall be paid by the Indemnified Party unless the Indemnifying Party consents in writing to the retention of such counsel at its expense or unless the named parties to any action or proceeding include both the Indemnifying Party and the Indemnified Party and a representation of both the Indemnifying Party and the Indemnified Party by the same counsel would be inappropriate due to the actual or potential differing interests between them (such as the availability of different defenses), in which case the fees and disbursements of such counsel shall be paid by the Indemnifying Party.

The Indemnified Party shall co-operate with the Indemnifying Party so as to permit the Indemnifying Party to conduct such negotiation, settlement and defense and for this purpose shall preserve all relevant documents in relation to the Third Party Claim, allow the Indemnifying Party access on reasonable notice to inspect and take copies of all such documents and require its personnel to provide such statements as the Indemnifying Party may reasonably require and to attend and give evidence at any trial or hearing in respect of the Third Party Claim. The Indemnifying Party shall not, without the prior written consent of the Indemnified Party, settle, compromise or offer to settle or compromise any Third Party Claim if the terms of such settlement would result in: (i) the imposition of a consent Order, injunction or decree that would restrict the future activity or conduct of the Indemnified Party or the Company or (ii) a finding or admission of a violation of Law by the Indemnified Party or the Company that would have an adverse effect on the Indemnified Party or the Company. Whether or not the Indemnifying Party assumes the defense of a Third Party Claim, the Indemnified Party shall not admit any liability with respect to, settle, compromise or discharge, such Third Party Claim without the Indemnifying Party’s prior written consent.

6.10	Environmental Procedures
(1)	Notwithstanding any other provision of this Agreement to the contrary, the Vendor and its Affiliates shall not be liable under this Agreement for, and none of Purchaser’s Indemnified Parties shall be indemnified for, any Environmental Liabilities to the extent such Environmental Liabilities: (i) arise out of any sampling, testing or other invasive investigation of the air, soil, soil gas, surface water, groundwater, building materials or other environmental media, or any disclosure, report or communication relating to any matters arising under or relating to Environmental Laws to any Governmental Authority or other third party, unless such sampling, testing, investigation, disclosure, report or communication is required by Applicable Law or is necessary to respond to any Third Party Claim against any of Purchaser or its Affiliates, (ii) result from any material construction, renovation, expansion, demolition, shutdown or closure of any asset, facility or real, property (including any Company Assets) following the Closing, or (iii) exceed those Damages that must be incurred to satisfy, in a reasonably cost-effective manner, the minimum requirements of a Governmental Authority pursuant to applicable Environmental Law using where possible risk-based standards, engineering, use or institutional controls or deed or other restrictions.
(2)	As between Vendor and any of Purchaser or its Affiliates, Vendor shall have the right at its option to control, or cause its Affiliates to control, any matters arising under or relating to Environmental Laws or with respect to Hazardous Substances that is subject to indemnification under this Agreement, including the disclosure, investigation, negotiation, performance, remediation, monitoring, settlement and resolution of such matter.

With respect to any matters arising under or relating to Environmental Laws subject to indemnification under this Agreement, (i) the controlling party shall keep the other party reasonably informed and (ii) to the extent Vendor or any of its Affiliates is the controlling party, Purchaser shall, and shall cause its Affiliates to, cooperate with Vendor and its Affiliates and Representatives, provide to Vendor and its Affiliates and Representatives reasonable access to properties, facilities, information, and documents and reasonably promptly provide to Vendor and its Affiliates and Representatives copies of all communications received from or delivered to any other Person.

6.11	Cooperation

Each Indemnified Party and Indemnifying Party shall reasonably cooperate and assist each other in determining the validity of any claim for indemnity by an Indemnified Party and otherwise in resolving such matters. Such assistance and cooperation will include providing reasonable access to information, records and documents relating to such matters and furnishing Employees to assist in the investigation, defence and resolution of such matters.

6.12	Adjustment to Purchase Price

Unless otherwise required by Applicable Law or a Governmental Authority, all indemnification payments under this Article 6 shall be treated as adjustments to the Purchase Price.

6.13	Exclusivity

From and after Closing, except as provided in Sections 7.14 and 10.13, no Party may make any claim for any Damages, or seek any other remedy in respect of the transactions set out in this Agreement or any agreement, certificate or other document delivered pursuant hereto (unless such agreement, certificate or other document expressly provides for another remedy), or in respect of any breach hereof or thereof against any other Party or an Affiliate thereof pursuant to contract or otherwise, including strict liability, tort (including negligence), duty of good faith and/or honest performance or other legal principle and whether or not a Party was informed in advance of such possibility of such Damages or such Damages could have been reasonably foreseen, except by making a claim pursuant to and in accordance with this Article 6.

6.14	Reasonable Steps to Mitigate

The Indemnified Party will take commercially reasonable steps to mitigate all Damages, including availing itself of any defences, limitations, rights of contribution, claims against third persons, and other rights at law or equity and will provide such evidence and documentation of the nature and extent of the Damages as may be reasonably requested by the Indemnifying Party and in determining the amount of any Damages, reasonable mitigation will be taken into account.

Article 7
Covenants

7.1	Updates to Disclosure Letter

GCL may, from time to time prior to or at the Closing, by notice to Purchaser, supplement or amend any Schedule to the Disclosure Letter in order to add information or correct previously supplied information with respect to matters occurring after the date hereof. Any disclosure in such supplement or amendment to any Schedule to the Disclosure Letter shall not be deemed to have cured any inaccuracy in or breach of any representation or warranty contained in Section 3.1 or otherwise be taken into account for the purposes of (a) the determination of whether or not the conditions set forth in Section 5.1 have been satisfied or (b) the indemnification rights in favour of the Purchaser set forth in Article 6.

7.2	Access
(a)	Interim Period Access. During the Interim Period, GCL shall (a) afford the Purchaser and its Representatives reasonable access to, and the right to inspect, Company Real Property and Company Assets, and (b) instruct the Representatives of GCL to cooperate with the Purchaser in its investigation of the Mine and the Company; provided that any such investigation shall be conducted during normal business hours upon reasonable advance notice to GCL, under the supervision of GCL’s personnel and in such a manner as not to interfere with the conduct of the applicable business or any other businesses of GCL or its Affiliates. All requests by the Purchaser for access under this Section 7.2 shall be submitted or directed exclusively to Wayne Zigarlick or such other individuals as GCL may designate in writing from time to time. Notwithstanding anything to the contrary in this Agreement, GCL shall not be required to disclose any information to the Purchaser if such disclosure would, in GCL’s sole discretion: (x) cause significant competitive harm to GCL and its businesses, including the business of any of the Company, if the transactions contemplated by this Agreement are not consummated; (y) jeopardize any solicitor-client, litigation or other privilege; or (z) contravene any applicable Law, fiduciary duty or binding Contract entered into before the date of this Agreement. Before the Closing, without the prior written consent of GCL, which may be withheld for any reason, the Purchaser shall not contact any suppliers to, or customers of, the business of the Company and the Purchaser shall have no right to perform invasive or subsurface investigations of any environmental media or the Company Real Property. The Purchaser shall, and shall cause its Representatives to, abide by Section 7.4 with respect to any access or information provided under this Section 7.2.
(b)	Post-Closing Access and Cooperation. On and after the Closing Date, GCL, its Affiliates and its Representatives may from time to time during normal business hours and upon reasonable notice, under the supervision of the Purchaser’s or the Company’s personnel and in such a manner as not to interfere with the conduct of the Company’s business or any other businesses of the Purchaser or its Affiliates, inspect and make copies (at its own expense) of any books and records, provided that its access to and use of such books and records will be limited to legal and regulatory purposes, including preparing Tax Returns, responding to Tax audits, or otherwise dealing with Governmental Authorities.

In addition, after the Closing Date, the Purchaser will cause the Company to, upon request, provide financial information to GCL and its Affiliates with respect to the fiscal quarter and month or portions thereof ending on or prior to the Closing Date, in a manner and within a time period consistent with GCL’s past practice, to the extent necessary to enable GCL and its Affiliates to satisfy its financial reporting obligations with respect to such pre-Closing periods. GCL and its Affiliates will hold, and shall direct its officers, directors, employees, and other Representatives to hold, in confidence, unless compelled to disclose by judicial or administrative process or by other requirements of Applicable Law or stock exchange requirements, all documents and information concerning the Company provided to it pursuant to this Section. Unless otherwise consented to in writing by GCL, Purchaser shall not, and shall not permit the Company to, for a period of seven (7) years following the Closing Date, destroy, alter or otherwise dispose of any of the books and records of the Company for any period prior to the Closing Date without first giving reasonable prior notice to GCL, and offering to surrender to Newmont such books and records or any portion thereof that Purchaser or the Company may intend to destroy, alter or dispose of.

7.3	Transaction Personal Information

Each Party shall comply with Privacy Law in the course of collecting, using and disclosing Transaction Personal Information. The Purchaser shall collect Transaction Personal Information prior to Closing only for purposes related to the transactions contemplated by this Agreement and as is necessary to determine whether to proceed with such transactions in connection with its investigations of the Company and their properties and assets and, if the Purchaser does not elect to terminate this Agreement as provided herein, for the completion of such transactions. During the Interim Period, the Purchaser shall not disclose Transaction Personal Information to any Person other than to its Representatives who are evaluating and advising on the transactions contemplated by this Agreement. If the Purchaser proceeds with the transactions contemplated by this Agreement, the Purchaser shall not, following the Closing, without the consent of the individuals to whom such Personal Information relates or as permitted or required by Applicable Law, use or disclose Transaction Personal Information:

(a)	for purposes other than those for which such Transaction Personal Information was collected by GCL or its Affiliates prior to the Closing; and
(b)	which does not relate directly to the carrying out of the purposes for which the transactions contemplated by this Agreement were implemented.

The Purchaser shall protect and safeguard the Transaction Personal Information against unauthorized collection, use or disclosure, as provided by Privacy Law. The Purchaser shall cause its Representatives to observe the terms of this Section 7.3 and to protect and safeguard Transaction Personal Information in their possession.

If GCL or the Purchaser terminates this Agreement as provided herein, the Purchaser shall promptly deliver to GCL all Transaction Personal Information in its possession or in the possession of any of its Representatives, including all copies, reproductions, summaries or extracts thereof.

7.4	Confidentiality
(1)	Information To Be Confidential. Each Recipient shall treat confidentially and not disclose and shall cause each of its Representatives to treat confidentially and not disclose, other than as expressly contemplated by this Agreement, any Confidential Information of a Discloser.
(2)	Use Of Confidential Information. A Recipient may disclose Confidential Information only to those of its Representatives who need to know such Confidential Information for the purpose of implementing the transaction contemplated by this Agreement. No Recipient shall use, nor permit its Representatives to use, Confidential Information for any other purpose nor in any way that is, directly or indirectly, detrimental to the applicable Discloser.
(3)	Required Disclosure. If a Recipient or any of its Representatives receives a request or is legally required to disclose all or any part of the Confidential Information of a Discloser, such Recipient shall (a) promptly notify the Discloser of the request or requirement, (b) consult with the Discloser on the advisability of taking legally available steps to resist or narrow the request or lawfully avoid the requirement, and (c) if requested by the Discloser, and at the Discloser’s expense, take all necessary steps to seek a protective order or other appropriate remedy. If a protective order or other remedy is not available, or if the Discloser waives compliance with the provisions of this Section 7.4(3), (i) the Recipient receiving the request for disclosure or its Representatives, as the case may be, may disclose to the Person requiring disclosure only that portion of the Confidential Information which such Recipient is advised by written opinion of its counsel is legally required to be disclosed, and (ii) such Recipient shall not be liable for such disclosure unless such disclosure was caused by or resulted from a previous disclosure by such Recipient or its Representatives not permitted by this Agreement.
(4)	Return or Destruction. Following the termination of this Agreement in accordance with the provisions of this Agreement, at the request of the Discloser each Recipient shall (and shall cause each of its Representatives to) (a) return promptly to the Discloser all physical copies of the Confidential Information of the Discloser, excluding Notes, then in such Recipient’s possession or in the possession of its Representatives and (b) destroy all (i) electronic copies of such Confidential Information, and (ii) Notes (including electronic copies thereof) prepared by such Recipient or any of its Representatives, in a manner that ensures the same may not be retrieved or undeleted by such Recipient or any of its Representatives.

Notwithstanding the foregoing, the Recipient shall not be required to destroy, and shall be permitted to retain: (a) back-up copies of computer files created in the ordinary course of business, although if such copies are restored from back-up files after the Discloser has requested the return or destruction of the Confidential Information they contain, then any Confidential Information in such restored files shall be treated in confidence and shall be destroyed, (b) any Confidential Information that has been included within or referred to in board papers (including submissions to or any minutes of deliberations of the board of directors of the Recipient or any committee thereof), and (c) any Confidential Information that is reasonably required to defend the Recipient in any Legal Proceeding brought or Threatened against it.

(5)	Exceptions. For a period of five (5) years after the Closing, GCL shall and shall direct its Representatives to, hold, in confidence any and all information, whether written or oral, concerning the Company and/or the Mine, except to the extent that GCL can show that such information: (a) is required to be disclosed pursuant to Applicable Law, including for greater certainty applicable securities Laws and applicable stock exchange policies, (b) is generally available to the public, other than as a result of a disclosure by GCL, any of its Affiliates or any of their respective Representatives or (c) is received by GCL, any of its Affiliates or any of their respective Representatives on a non-confidential basis from sources that are not prohibited from disclosing such information by a confidentiality agreement with, or a contractual, fiduciary or other legal confidentiality obligation to. If GCL, any of its Affiliates or any of their respective Representatives receives a request or is legally required to disclose all or any part of any information, the provisions of Section 7.4(3) shall apply mutatis mutandis.
7.5	Action During Interim Period
(1)	Operate in Ordinary Course. During the Interim Period, GCL shall, and shall cause the Company to, operate the Mine in the Ordinary Course of Business in accordance with the Mine Plan and in material compliance with Applicable Law and the terms and conditions of all Contracts, and in a manner consistent with past custom and practice and use commercially reasonable efforts to preserve intact its business (including all rights to the Company Real Property and any renewals thereof), organization, goodwill and to maintain relationships with its counterparties, including those under the Indigenous Group Agreements.
(2)	Negative Covenants. Except as expressly permitted or specifically contemplated by this Agreement or the Pre-Closing Reorganization, or as otherwise required by Applicable Law or any Governmental Authority, during the Interim Period, GCL shall not and shall ensure that the Company does not take any of the following actions without obtaining the prior written consent of the Purchaser (not to be unreasonably withheld, conditioned, or delayed):
(a)	alter or amend the articles, notice of articles, by-laws or other constating documents of the Company;
(b)	alter the terms and conditions of any other securities of the Company (including any share split or conversion or exchange of securities for other securities or property);
(c)	directly or indirectly, declare, set aside for payment or pay any dividend or make any other payment or distribution on or in respect of any of the Company’s securities of any class;

(d)	redeem, purchase, retire or otherwise acquire, directly or indirectly, any of the securities of the Company;
(e)	issue or sell any securities of the Company or issue, sell or grant any option, warrant or right to purchase any of the securities of the Company, or issue any other convertible security, grant any registration rights or otherwise make any change to the Company’s authorized or issued share capital;
(f)	sell, transfer, dispose of, lease, encumber, relinquish, abandon or revalue any material asset used in the conduct of the Mine, except in the Ordinary Course of Business (including the sale of production and inventory);
(g)	make any material change in the accounting principles, policies, practices or methods, except as required by GAAP;
(h)	incur or assume any material liabilities (including any material Indebtedness) or material obligations of any nature, whether absolute, accrued, contingent or otherwise, except unsecured current liabilities incurred in the Ordinary Course of Business;
(i)	mortgage, pledge, grant a security interest in or otherwise create a Lien on any of its material property or material assets, except in the Ordinary Course of Business and in amounts which, individually and in the aggregate are not material to the financial condition of the Company, or to the operation of the Mine;
(j)	enter into any contract or any other transaction in respect to the Mine that is not in the Ordinary Course of Business, including any agreement creating a joint venture or partnership or effecting a business combination or other similar arrangement with another Person;
(k)	terminate, cancel, modify or amend in any material respect any Material Contract, Indigenous Group Agreement, Licence, Company Licence of Occupation, Personal Property Leases, Contracts relating to the Royalties, Residual Property Rights or Company Real Property, the Company Mining Leases or any Contract evidencing the Premises Leases or the Company Mining Claims, or take or fail to take any action that would entitle any party to any of the foregoing to terminate, modify, cancel or amend any Material Contract, Indigenous Group Agreement, Licence, Company Licence of Occupation, Personal Property Leases, Contracts relating to the Royalties, Residual Property Rights or Company Real Property, Company Mining Lease or any Contract evidencing the Premises Leases or the Company Mining Claims;
(l)	cancel or waive any material Indebtedness, material claim or other material right with a value to the Company except in the Ordinary Course of Business;
(m)	incur any material Indebtedness to any other Person or incur any other material liability or material obligation to any other Person which is required to be classified as a liability on the liability side of a balance sheet in accordance with GAAP except in the Ordinary Course of Business;

(n)	give or agree to give or become a party to or bound by any guarantee, surety or indemnity in respect of Indebtedness or other obligations or liabilities of any other Person;
(o)	purchase or otherwise acquire any interest in any securities of any other Person or otherwise acquire (by merger, consolidation, acquisition of shares or assets or otherwise) any business other than acquisitions of inventory, supplies, raw materials or equipment in the Ordinary Course of Business;
(p)	make any material capital expenditure or authorize any material capital expenditure or make any commitment for the purchase, construction or improvement of any material capital assets in respect to the Mine except in the Ordinary Course of Business or in accordance with the Mine Plan;
(q)	discharge, settle or satisfy any material legal proceedings in respect to the Mine, other than legal proceedings reflected in the most recent annual Financial Statements and for amounts not in excess of the amount reserved against therein;
(r)	in connection with the operation of the Mine, enter into any Contract or commitment to hire, or terminate the services of any officer or senior management Employee whose base salary is in excess of $250,000 other than as required by the terms of any existing Benefit Plan or in accordance with Applicable Law or in accordance with the Pre-Closing Reorganization, or otherwise enter into any Collective Bargaining Agreement covering any Employees;
(s)	establish, acquire, adopt, amend, restate, or replace any employee benefit plan, policy, program, practice, agreement, undertaking, fund or arrangement that would be a Benefit Plan if in existence as of the date hereof other than in accordance with the Pre-Closing Reorganization or Applicable Law;
(t)	(A) make, change or revoke any material Tax election (other than in the Ordinary Course of Business), (B) change any annual Tax accounting period, (C) adopt (other than in the Ordinary Course of Business) or make any material change to any material method of Tax accounting, (D) amend any material Tax Return, (E) surrender any claim for a material refund of Taxes, (F) settle or compromise any material claim, assessment or other dispute in respect of Taxes, or (G) enter into or make any voluntary disclosure with respect to any material amount of Taxes;
(u)	take any voluntary steps to dissolve, wind up or otherwise affect its organizational existence; or
(v)	agree, commit or enter into any understanding to take any actions enumerated in paragraphs (a) to (s) of this Section 7.5(2).

(3)	Positive Covenants. During the Interim Period, GCL shall promptly notify the Purchaser if it becomes aware of any event or circumstance which could reasonably be expected to have a Material Adverse Change.
(4)	Purchaser and Guarantor Actions with Respect to Financings. During the Interim Period, the Purchaser and the Guarantor shall, with respect to the Financings:
(a)	consummate and obtain the proceeds under the Financings on the terms and conditions described in the Financing Documents, as applicable, as promptly as possible, including (i) maintaining the Financing Documents in effect in accordance with their terms, (ii) negotiating in good faith definitive agreements with respect thereto on the terms and conditions contained in the Financing Documents, as applicable, (iii) taking, or causing the taking of, all actions and doing, or cause the doing of, all things necessary, proper or advisable under the circumstances to arrange and consummate in all material respects the Financings on the terms and conditions set forth in the Financing Documents, as applicable, at or no later than the Closing Date, (iv) satisfying, or obtaining the waiver of, on a timely basis all conditions applicable to the Purchaser and the Guarantor in the Financing Documents that are within their reasonable control, and (v) enforcing its rights under the Financing Documents, including in the event of a breach by the Lenders, Subscribers or Gold Prepay Lenders, respectively, that would reasonably be expected to prevent or delay the consummation of the transactions contemplated hereunder;
(b)	keep GCL reasonably informed regarding the status of the Financings and any material developments relating thereto and upon request by GCL, the Purchaser will provide GCL with information, in reasonable detail, with respect to the current status of all material activity concerning arranging and obtaining the Financings. Without limiting the foregoing, the Purchaser shall notify GCL, as promptly as practicable, (i) of the execution of the definitive agreements in respect of the Financings promptly after their execution, (ii) of any actual material breach or material default by any party to the Financing Documents of which the Purchaser becomes aware, (iii) of any termination of any of the Financings, (iv) of the receipt of any written notice or other written communication from the Lenders, Subscribers, or Gold Prepay Lenders with respect to any actual default, breach, termination or repudiation of any Financings or any definitive agreement relating to the Financings, in each case by any party thereto, or (v) if the Purchaser determines in good faith that it will not be able to satisfy any of the obligations to, or otherwise be able to, obtain some or any portion of the Financings on the terms, in the manner or from the sources contemplated by the Financing Documents prior to the Closing Date;
(c)	not amend, supplement or modify, or waive any provision under, the Financing Documents, without the prior written consent of GCL, if such amendment, supplement, modification or waiver would reasonably be expected to prevent or delay the consummation of the transactions contemplated thereunder, provided that, in no event shall the Guarantor or the Purchaser amend, supplement, or otherwise modify or waive any provision under the Financing Documents in a manner that would:

(i)	reduce the aggregate amount of net proceeds available from the Financings to an amount that, together with other immediately available financial resources of the Purchaser, would be required to consummate the transactions contemplated by this Agreement; or
(ii)	impose new or additional conditions precedent or otherwise expand, amend or modify any of the conditions precedent to the funding of the Financings, in a manner that would reasonably be expected to prevent or delay the consummation of the transactions contemplated thereunder;
(d)	in the event all or any portion of the Financings becomes unavailable on the terms and conditions contemplated in the Financing Documents, as applicable, for any reason, then the Purchaser and the Guarantor shall promptly arrange and obtain alternative financing from alternative financial institutions in an amount sufficient (when aggregated with other components of the Financings that remain available) to consummate the transactions contemplated by this Agreement (“Alternative Financing”); provided that the terms of such Alternative Financing shall not (i) reduce the aggregate amount of the Financings to an amount committed below the amount that, together with other immediately available financial resources of the Purchaser, would be required to consummate the transactions contemplated by this Agreement, (ii) impose new or additional conditions or otherwise expand upon, amend or modify any conditions precedent in any respect that would make such conditions less likely to be satisfied by the Closing Date, or (iii) otherwise be reasonably likely to prevent or materially impede, hinder or delay the consummation of the transactions contemplated by this Agreement. The Purchaser shall promptly deliver to GCL true and complete copies of any binding letters or agreements relating to such Alternative Financing, and the Purchaser shall keep GCL informed regarding the status of such Alternative Financing and any material developments relating thereto; and
(e)	for greater certainty, if the Purchaser proceeds with Alternative Financing, the Purchaser shall be subject to the same obligations with respect to the Alternative Financing as set forth in this Section 7.5(4) with respect to the Financings and all references in this Agreement to the Financings shall be deemed to also refer to the Alternative Financing.
(5)	Purchaser Acknowledgement. The Guarantor acknowledges and agrees that the Guarantor obtaining financing is not a condition to any of its or the Purchaser’s obligations hereunder, regardless of the reasons why financing is not obtained or whether such reasons are within or beyond the control of the Guarantor or the Purchaser.

7.6	Consents and Approvals
(1)	Subject to the terms and conditions contained herein, the Parties shall cooperate and use commercially reasonable efforts to take, or cause to be taken, all appropriate actions, and to make, or cause to be made, all filings necessary, proper or advisable under Applicable Laws and to consummate and make effective the transactions contemplated by this Agreement on the Closing Date, including any and all efforts to obtain, prior to the Closing, any Required Consents, the Competition Act Clearance, and Regulatory Approvals.
(2)	Without limiting the generality of Section 7.6(1), unless otherwise agreed by counsel to the Purchaser and GCL, in respect of the transactions contemplated by this Agreement:
(a)	within 10 Business Days after the date hereof:
(i)	the Purchaser shall submit a request for an Advance Ruling Certificate, or in the alternative a No-Action Letter and a waiver under subsection 113(c) of the Competition Act, to the Commissioner; and
(ii)	unless GCL and Purchaser agree otherwise in writing, the Purchaser and GCL shall each file with the Commissioner the notice and information required under Part IX of the Competition Act;
(3)	With respect to obtaining the Competition Act Clearance and the other matters identified in this Section 7.6, the Parties shall cooperate in good faith with one another and shall provide such assistance as any other Party may reasonably request in connection with obtaining the Competition Act Clearance as soon as reasonably practicable from the date of this Agreement. In particular:
(a)	subject to Section 7.6(2), each Party shall provide or submit on a timely basis all documentation and information that is required or advisable and promptly comply with any information requests to obtain the Competition Act Clearance and the Regulatory Approvals, and shall cooperate in the preparation and submission of all submissions, material correspondence, filings, notifications, presentations, applications, plans and undertakings to a Governmental Authority;
(b)	no Party shall extend or consent to any extension of any applicable waiting or review period or enter into any agreement with a Governmental Authority not to consummate the transactions contemplated by this Agreement, except upon the prior written consent of the other Party (consent not to be unreasonably withheld, conditioned or delayed);
(c)	the Parties shall exchange drafts of all submissions, material correspondence, filings, notifications, presentations, applications, plans and undertakings to be made or submitted to or filed with any Governmental Authority in respect of the transactions contemplated by this Agreement, and to the extent not precluded by such Governmental Authority, give the other Party a reasonable opportunity to review and will consider in good faith any suggestions made by the other Party and its counsel and will provide the other Party and its counsel with final copies of all such submissions, material correspondence, filings, notifications, presentations, applications, plans and undertakings submitted to or filed with any Governmental Authority in respect of the transactions contemplated by this Agreement;

(d)	each Party shall keep the other Party and their respective counsel fully apprised of all substantive communications and all meetings with any Governmental Authority and their staff in respect of the Competition Act Clearance and the Regulatory Approvals, and, unless participation by a Party is prohibited by Law or by such Governmental Authority, will not participate in such substantive communications or any meetings without giving the other Party and its counsel the opportunity participate therein; and
(e)	the Purchaser and the Guarantor shall contest and resist any action, including any administrative or judicial action, and seek to have vacated, lifted, reversed or overturned any Order (whether temporary, preliminary or permanent) which has the effect of making the transactions contemplated by this Agreement illegal or otherwise prohibiting consummation of the transactions contemplated by this Agreement.
(4)	Notwithstanding anything else in this Agreement:
(a)	during the Interim Period, none of the Purchaser or the Guarantor, directly or indirectly, through one or more of their respective Affiliates, shall announce or make any acquisition of, or investment in, any operating gold mine in Canada; and
(b)	none of GCL or any of its Affiliates shall be required to make any payments, contribute capital, or grant any consideration or concession in any form (including providing any letter of credit, guaranty or other financial accommodation) to any third party to secure any Required Consent, Regulatory Approvals or the Competition Act Clearance and shall not be required to modify any Contract to which the Required Consent may relate.
(5)	To the extent that any information or documentation to be provided to a Party pursuant to this Section 7.6 is competitively or commercially sensitive, such information may be provided to external counsel for the other Party on an external counsel only basis.
(6)	The Purchaser shall pay all fees associated with all filings made related to obtaining the Competition Act Clearance and the Regulatory Approvals.
7.7	Pre-Closing Reorganization

Prior to (or concurrent with) the Closing, GCL shall, or shall cause the Vendor, to (a) consummate the Pre-Closing Reorganization and (b) deliver to the Purchaser documentation evidencing that the Pre-Closing Reorganization has been consummated. GCL shall keep the Purchaser reasonably apprised of the status of the Pre-Closing Reorganization.

7.8	Exchange Approval

The Guarantor shall take, or cause to be taken, all actions and do, or cause to be done, all things reasonably necessary to obtain, prior to the Closing Date, any required consents of the TSX in respect of the completion of the transactions contemplated herein. The Purchaser shall provide GCL copies of any submissions to the TSX in respect of any approvals required to complete the transactions contemplated herein contemporaneously with the filing of such submissions and shall provide to GCL copies of any correspondence with the TSX in respect of such submissions as soon as reasonably practicable once received.

7.9	Orla Meeting
(1)	The Guarantor will, in consultation with GCL:
(a)	fix the record date and date of the Orla Meeting and subsequently, convene and conduct the Orla Meeting in accordance with Applicable Laws, the Guarantor’s constating documents, and stock exchange rules as soon as practicable following the date of this Agreement but in any event on or before January 31, 2025, and not adjourn, postpone or cancel (or propose the adjournment, postponement or cancellation of) the Orla Meeting without the prior written consent of GCL, except in the case of an adjournment only, as required for quorum purposes;
(b)	allow the Representatives of GCL (including its outside legal counsel) to attend the Orla Meeting;
(c)	solicit proxies in favour of the Shareholder Resolutions and against any resolution submitted by any person that is inconsistent with, or which seeks (without GCL’s consent) to hinder or delay the Shareholder Resolutions and the completion of the transactions contemplated by this Agreement, including, if so requested by GCL, using dealer and proxy solicitation services firms engaged by the Guarantor, at GCL’s sole cost, and cooperating with any Persons engaged by GCL to solicit proxies in favour of the approval of the Shareholder Resolutions;
(d)	provide GCL and the Vendor (if GCL is not the Vendor) with copies of or access to information regarding the Orla Meeting generated by any dealer or proxy solicitation services firm, concurrently with or promptly upon the Guarantor’s receipt thereof;
(e)	promptly advise GCL and the Vendor (if not GCL) of any communication (written or oral) from or claims brought by (or threatened to be brought by) any Person in opposition to the Shareholder Resolutions and provide GCL and the Vendor (if not GCL) with an opportunity to review and comment upon any written communications sent by or on behalf of the Guarantor to any such Person and to participate in any discussions, negotiations or proceedings involving any such Person; and

(f)	advise GCL and the Vendor (if GCL is not the Vendor) as they may reasonably request as to the tally of the proxies received by the Guarantor in respect of the Shareholder Resolutions.
(2)	GCL will cause all Orla Shares to which GCL, or any Affiliate of GCL, is the registered or beneficial holder, whether directly or indirectly, to be counted as present at the Orla Meeting (for purposes of establishing quorum) and voted in favour of the approval of the Financing Resolution.
7.10	Orla Circular
(a)	The Guarantor shall prepare and complete, as soon as practicable, the Orla Circular together with any other documents required pursuant to Applicable Laws in connection with the Orla Meeting, including the Valuation, in consultation with GCL and the Vendor (if GCL is not the Vendor) in compliance with applicable securities Laws. Upon completion and subject to Section 7.10(d), the Guarantor shall file and mail as applicable the Orla Circular, together with any other documents required pursuant to Applicable Laws as soon as practicable in all jurisdictions where the same is required to be filed and mailed in accordance with all Applicable Laws.
(b)	The Guarantor shall ensure that the Orla Circular: (i) complies in all material respects with the Applicable Laws, (ii) does not contain any misrepresentation (except that the Guarantor shall not be responsible for any information included in the Orla Circular relating to the Company, its affiliates and the Mine that was provided by GCL expressly for inclusion in the Orla Circular pursuant to Section 7.10(c)), and (iii) provides the Orla Shareholders with sufficient information to permit them to form a reasoned judgment concerning the Shareholder Resolutions.
(c)	GCL and the Vendor (if GCL is not the Vendor) will furnish to the Guarantor all such information regarding the Company and the Mine as may be reasonably required by Purchaser in the preparation of the Orla Circular, the Valuation and such other documents related thereto. GCL and the Vendor (if GCL is not the Vendor) shall ensure that no such information will include any misrepresentation and shall constitute full, true and plain disclosure of such information concerning the Company and the Mine.
(d)	GCL and the Vendor (if GCL is not the Vendor) and their legal counsel shall be given a reasonable opportunity to review and comment on the Orla Circular and other related documents, prior to the Orla Circular being printed and mailed to Orla Shareholders and filed with the securities authorities, and reasonable consideration shall be given to any comments made by GCL and the Vendor (if GCL is not the Vendor) and its counsel, provided that all information relating solely to the Company and the Mine included in the Orla Circular shall be in form and content satisfactory to GCL and the Vendor (if GCL is not the Vendor), acting reasonably. The Guarantor shall provide GCL with a final copy of the Orla Circular prior to mailing to Orla Shareholders in accordance with Applicable Law.

(e)	The Guarantor, GCL and the Vendor (if GCL is not the Vendor) shall each promptly notify the other Parties if at any time before the Closing Date it becomes aware (in the case of the Guarantor only with respect to the Guarantor, the Purchaser or this Agreement and in the case of GCL and the Vendor (if GCL is not the Vendor) only with respect to the Company and the Mine) that the Orla Circular contains a misrepresentation or that otherwise requires an amendment or supplement to the Orla Circular, and the Parties shall cooperate in the preparation of any amendment or supplement to the Orla Circular, as required or appropriate, and the Guarantor shall promptly mail or otherwise publicly disseminate any amendment or supplement to the Orla Circular to Orla Shareholders and, if required by Applicable Laws, file the same with the securities authorities and as otherwise required.
(f)	The Guarantor shall promptly notify GCL upon the receipt of any correspondence with respect to the Orla Circular or the Orla Meeting, whether written or oral, from the British Columbia Securities Commission, or any other applicable securities commission or regulatory authority (each a “Securities Authority”) or the staff of a Securities Authority or any request from any Securities Authority or the staff of a Securities Authority for information related to the Orla Circular or the Orla Meeting, and shall promptly provide GCL and the Vendor (if GCL is not the Vendor) with copies of all correspondence between the Guarantor and its Representatives, on the one hand, and any Securities Authority or the staff of a Securities Authority, on the other hand. The Guarantor shall respond as promptly as reasonably practicable to any correspondence with respect to the Orla Circular or the Orla Meeting from any Securities Authority or the staff of a Securities Authority, and shall give GCL and its legal counsel a reasonable opportunity to review and comment on any such response prior to submitting it to any Securities Authority or the staff of a Securities Authority, and shall give reasonable consideration to any comments made thereon by GCL and its legal counsel.
7.11	Covenant of Guarantor

The Guarantor hereby unconditionally and irrevocably guarantees the prompt payment and performance to the Vendor or GCL (if not the Vendor) and shall be liable for all obligations (whether direct or indirect, joint or several, absolute or contingent, matured or unmatured), including any indemnity given hereunder, of the Purchaser to the Vendor or GCL (if not the Vendor) pursuant to the terms and conditions of this Agreement, or any other agreement, certificate or other document delivered in connection herewith.

7.12	Indemnification of Directors and Officers of the Company
(a)	From and after the Closing, Purchaser shall, and shall cause the Company to, to the fullest extent permitted by Applicable Law, indemnify, defend and hold harmless, and provide advancement of expenses to, each Person who is now, or has been at any time prior to the date hereof or who becomes prior to the Closing, an officer, director, manager or Employee of the Company

(each, a “D&O Indemnified Party”), against all losses in connection with any claim, Legal Proceeding or investigation based in whole or in part on or arising in whole or in part out of the fact that such Person is or was an officer, director, manager or Employee of the Company, and pertaining to any matter existing or occurring, or any acts or omissions occurring, at or prior to the Closing, whether asserted or claimed prior to, or at or after, the Closing (including matters, acts or omissions occurring in connection with the approval of this Agreement and the consummation of the transactions contemplated hereby) to the same extent that such Persons are indemnified or have the right to advancement of expenses as of the date hereof by the Company pursuant to their respective governing documents and indemnification agreements of the Company, if any, in existence on the date hereof with any D&O Indemnified Party.

(b)	Purchaser agrees to pay, or to cause the Company to pay, all expenses, including reasonable attorneys’ fees, that may be incurred by the D&O Indemnified Parties in enforcing the indemnity and other obligations provided for in this Section 7.12.
(c)	With respect to any indemnification obligations of Purchaser and/or the Company pursuant to this Section 7.12, Purchaser hereby acknowledges and agrees (i) that it and the Company shall be the indemnitors of first resort with respect to all indemnification obligations of Purchaser and/or the Company pursuant to this Section 7.12 (i.e., their obligations to an applicable D&O Indemnified Party are primary and any obligation of any other Person to advance expenses or to provide indemnification and/or insurance for the same expenses or liabilities incurred by such D&O Indemnified Party are secondary) and (ii) that it irrevocably waives, relinquishes and releases any such other Person from any and all claims for contribution, subrogation or any other recovery of any kind in respect thereof.
(d)	The provisions of this Section 7.12 shall survive the consummation of the Closing and (i) are intended to be for the benefit of, and shall be enforceable by, each D&O Indemnified Party, and his or her successors, heirs and representatives and shall be binding on all successors and assigns of Purchaser and the Company and (ii) are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such Person may have by Contract or otherwise.
7.13	Books and Records
(a)	Subject to Section 7.13(b), within five (5) Business Days of the Closing the Vendor shall, or GCL (if not the Vendor) shall cause the Vendor to, deliver or cause to be delivered to the Purchaser all written or electronic books, records, data, information and documents that are Company Assets.
(b)	The Purchaser recognizes that certain records may relate to Affiliates of the Vendor other than the Company, or to business of the Vendor other than the Company Assets or the Mine, and that the Vendor may retain such records and has no duty or obligation to make such records available to Purchaser or, post-Closing, to the Company. GCL may retain all records prepared in connection with the sale of the Purchased Shares, including bids received from other parties and analyses relating thereto. GCL may retain any Tax Returns, and the Purchaser shall be provided with copies of such Tax Returns if they relate to the Purchased Shares.

7.14	Reclamation and Closure Plan
(a)	The Purchaser:
(i)	acknowledges and agrees that in relation to the Mine and their past, current and future operations it has had adequate opportunity to conduct thorough due diligence, including in relation to:
(A)	compliance with Environmental Laws;
(B)	environmental compliance and risk management policies and mode of operations currently in place;
(C)	the Reclamation Liabilities and the current and likely and potential future requirements for rehabilitation of the Environment; and
(D)	any Closure Plans in respect of the Mine that are currently in place,

and has received independent advice, including from its legal advisors and environmental consultants, in respect of the above;

(ii)	acknowledges and agrees that it understands the legal obligations that will apply to it in respect of current and future compliance with Environmental Laws in respect of the Mine and its operations, including the future Reclamation of the Environment in relation to the Mine and its past, current and future operations;
(iii)	will have access to competent and qualified persons with the technical and operational capability required to perform its obligations in respect of Environmental Laws, including the future Reclamation of the Environment and the Mine and its past, current and future operations;
(iv)	irrevocably and unconditionally covenants to GCL that the Purchaser will, and will cause the Company to:
(A)	comply with and satisfy the Reclamation Liabilities;
(B)	undertake the Reclamation of the Mine to a standard which:
(1)	complies with the requirements of the Applicable Laws, including Environmental Laws; and
(2)	is in accordance with any Closure Plans agreed to with, or required by, the relevant Governmental Authorities from time to time; and

(C)	provide all security and financial assurance required by any Governmental Authority in support of the Closure Plans in respect of the Mine as and when required.
(b)	To avoid doubt, and without limiting Section 7.8, the Parties acknowledge and agree that the obligations under this Section 7.14 on the Purchaser are the subject of the guarantee and indemnity from the Guarantor under Section 7.8.
(c)	For a period of six (6) years following the Closing Date, the Purchaser may only transfer or assign all or any part of its interest in the Mine (including its direct or indirect interest in the Company) with the prior written consent of GCL, which consent shall be given if:
(i)	the transferee or assignee:
(A)	has adequate operational, financial and technical capability to perform the obligations under this Section 7.14, including to comply with the Reclamation Liabilities; and
(B)	is not a Sanctioned Person;
(ii)	the transfer or assignment is effected in conjunction with the assignment of a corresponding portion of all of its rights and obligations under this Section 7.14 to the same transferee or assignee; and
(iii)	the transferee or assignee first enters into an assignment and assumption agreement with the parties to be bound by, and to observe and perform, the rights and obligations of the Purchaser to GCL under this Section 7.14 that have been transferred or assigned to it.
(d)	The Purchaser shall apply to the appropriate land registrar to make an entry on the register for the Company Real Property under Section 118 of the Land Titles Act (Ontario) to register notice of the restrictions set out in Section 7.14(c), and shall not discharge or permit the discharge of such registration for the six (6) year period referenced therein.
(e)	Each of the Vendor, GCL (if not the Vendor) and the Purchaser covenants that it will work co-operatively with the others to compile, submit to and file, or to cause the compilation, submission and filing, with the appropriate Governmental Authorities for approval on or before the Closing Date, all necessary documentation in order (i) for the Company, with effect as of the closing of the Pre-Closing Reorganization, to become the proponent under the existing Closure Plans for the Mine, with such amendments as the Governmental Authority may require, pursuant to and in accordance with the terms of Applicable Law, and, (ii) to obtain all other permits, consents and approvals that may be necessary or desirable in connection therewith.

On or before the Closing Date, the Purchaser shall file in its name, or to the name of the Company, and to its account, or to the account of the Company, all security required by any Governmental Authority to be filed in support of all Closure Plans for the Mine. GCL shall maintain in place its and its Affiliates current security filed under the existing Closure Plans for the Mine until the Closing Date, at which time GCL shall be entitled to obtain the release and return thereof from the relevant Governmental Authorities at the Closing Time (the “Vendor Financial Assurances”). If the relevant approvals from the appropriate Governmental Authorities are not received on or before the Closing Date such that the Vendor Financial Assurances cannot be released at the Closing Time, the Parties shall continue to work diligently and cooperatively to obtain such approvals and to replace Vendor Financial Assurances as soon as possible following the Closing Date and, in any event, by no later than the three (3) month anniversary of the Closing Date, and the Purchaser shall, at the Closing Time, provide to GCL an indemnity ( the “Closure Indemnity Agreement”) from the Purchaser in each case in form and substance satisfactory to GCL, in respect of any Damages which may arise or be incurred or sustained by GCL or an Affiliate thereof, from, or in connection, with a breach of any obligation secured by any Vendor Financial Assurance from and after the Closing Time until Vendor Financial Assurances are replaced, and any Affiliate is released from its obligations thereunder. The Purchaser shall reimburse GCL for all interest and similar costs paid by GCL or an Affiliate thereof, in respect of Vendor Financial Assurances for the period commencing as at the close of business on the Closing Date and ending as at the close of business on the date the applicable Vendor Financial Assurances are replaced by the Purchaser. GCL shall from time to time promptly execute and deliver, or cause to be executed and delivered, such further documents and take such further actions, or cause to be taken such further actions, as may be reasonably requested by Purchaser and as are necessary in connection with the foregoing.

(f)	All expenses related to compiling and filing such amended Closure Plans for the Mine based on the current conditions shall be to the sole expense of the Purchaser.
7.15	Company Employees, Benefit Plans and Pension Plans
(a)	Pursuant to the Pre-Closing Reorganization, GCL and its Affiliates, as applicable, shall transfer, or cause to be transferred, the employment of the Company Employees. For greater certainty, the Company shall provide the Company Employees employment on the same terms and conditions which such Employees are employed by GCL and its Affiliates immediately prior to the Pre-Closing Reorganization and shall recognize the service of such Employees with GCL and its Affiliates for all employment purposes.
(b)	The Company Employees shall, as of the Closing Date, or the end of the transition period under the Transition Services Agreement as applicable, cease to participate in and accrue further benefits under the Benefit Plans. The Parties agree that the Company Employees will be immediately eligible to commence participation in the Purchaser’s new or existing benefit and retirement plans effective as of the Closing Date (the “Purchaser’s Benefit Plans”), which benefit plans and Pension Plans shall provide benefits that are no less favourable in the aggregate than the benefits provided under GCL’s Benefit Plans and Pension Plans as mutually agreed upon by GCL and the Purchaser both acting reasonably, in effect immediately prior to the Closing Date or the end of the transition period under the Transition Services Agreement as applicable.

From and after the Closing Date until the first anniversary thereof, the Purchaser shall provide benefits under the Purchaser’s Benefit Plans or through continued participation in the Benefit Plans and Pension Plans under the Transition Services Agreement, as applicable, which shall be no less favourable in the aggregate than the benefits provided under the Benefit Plans and Pension Plans as in effect immediately prior to the Closing Date. The Purchaser shall (i) waive all pre-existing condition exclusions, actively-at-work requirements and waiting periods for each Company Employee and his or her eligible covered dependents under any Purchaser Benefit Plan providing medical, dental, pharmaceutical and/or vision benefits, but only to the same extent such limitations were waived or satisfied as of immediately prior to the Closing Date under the comparable Benefit Plan as in effect on such date, and (ii) cause any eligible expenses incurred by each Company Employee and his or her eligible covered dependents under a Benefit Plan that is a welfare plan during the plan year in which the Closing Date occurs to be taken into account under such comparable Purchaser Benefit Plan for purposes of satisfying any annual deductible, co-payments, co-insurance and out of pocket expenses applicable to such Company Employee and his or her eligible covered dependents for such year as if such amounts had been paid in accordance with such Purchaser Benefit Plan. With respect to any Company Employee who is on a short-term or long-term disability leave of absence, a workers’ compensation leave of absence or any other statutory leave of absence (including, but not limited to, pregnancy/maternity leave or parental leave) on the Closing Date, the Purchaser shall ensure that any benefit entitlements provided to such Company Employee under GCL’s Benefit Plans and Pension Plans immediately prior to the Closing Date shall continue to be provided uninterrupted under the Purchaser’s Benefit Plans and Pension Plans on and after the Closing Date and through the transition period under the Transition Services Agreement as applicable. For greater certainty, the Purchaser shall ensure that any Company Employee who is in receipt of long-term disability insurance benefits on the Closing Date will continue to receive the equivalent long-term disability insurance benefits under the Purchaser’s Benefit Plans for the period of such Company Employee’s disability.

(c)	The Company Employees shall, on the Closing Date, cease participation in all equity and incentive compensation plans of GCL or its Affiliates and forfeit any unvested entitlements under such plans. On Closing, the Company Employees who currently participate in equity and incentive compensation plans of GCL or its Affiliates will be, effective as of the Closing Date, immediately eligible and entitled to participate in the Purchaser’s equity and incentive compensation plans that are no less favourable in the aggregate than the benefits provided under the equity and incentive compensation plans of GCL or its Affiliates.

Upon enrollment, and in any event, no later than 90 days after the Closing Date, any Company Employees who forfeited unvested entitlements under the equity and incentive compensation plans of GCL or its Affiliates will be, at the election of the Purchaser, in whole or in part, (i) granted replacement equity and incentive entitlements under the Purchaser’s equity and incentive compensation plans that will be no less favourable in the aggregate than such forfeited unvested entitlements or (ii) paid a cash payment equal to the fair market value of such forfeited unvested entitlements for such forfeited unvested entitlements.

(d)	Notwithstanding the foregoing, GCL and its Affiliates shall not transfer the employment of the Employees listed in Schedule 7.15(d) of the Disclosure Letter (the “Excluded Employees”) to the Company, and such Excluded Employees shall remain Employees of GCL. The Purchaser agrees that for a period of two years following the Closing Date, the Purchaser and its Affiliates shall not, without the prior written authorization of GCL, either directly or indirectly, solicit, hire, contract or take away or cause to be hired, contracted or taken away, any of the Excluded Employees, except pursuant to a general solicitation which is not directed specifically to any such Employee. For greater certainty, the Company shall not be liable for any severance, termination, Damages for wrongful dismissal, constructive dismissal Damages, change in control, accrued paid time off, redundancy, termination indemnitees or similar termination payments or benefits that may become payable at any time to any Excluded Employee.
(e)	The Company shall be solely responsible for any severance, termination, Damages for wrongful dismissal, constructive dismissal Damages, change in control, accrued paid time off, redundancy, termination indemnitees or similar termination payments or benefits that may become payable to any Company Employee whose employment or engagement with the Company or its Affiliates is terminated on or following the Closing Date. To the extent that GCL or any of its Affiliates becomes liable for, or is legally required to pay, severance, Damages for wrongful dismissal, constructive dismissal Damages, change in control, accrued paid time off, redundancy, termination indemnity or similar termination payments or benefits to any Company Employee described in the foregoing, Purchaser shall reimburse, or cause the Company to reimburse, GCL or any of its Affiliates, as applicable, as soon as practicable but in any event within thirty (30) days of receipt from GCL or any of its Affiliates, as applicable, of appropriate verification, for all payments, costs and expenses actually incurred in respect thereof by GCL or any of its Affiliates, as applicable, as required by Applicable Law or any contract.
7.16	Payment Obligations

Except as otherwise contemplated herein, if, following Closing, a Party or its Affiliates receives any cash, cheques or other property of the other Party or its Affiliates from any third parties, the first Party shall pay such amounts over or cause such amounts to be paid over to the other Party as soon as reasonably practicable.

7.17	Post-Closing Transfers
(a)	To the extent that the Parties determine, after the Closing Date, that an asset that was to be a Company Asset was not directly or indirectly transferred to the Company at the closing of the Pre-Closing Reorganization, GCL shall first use reasonably commercial efforts to effect the necessary transfers of such asset to the Purchaser for nominal consideration and, second, in the event that GCL determines that it is not reasonably practicable to effect such transfers, pay to the Purchaser an amount in cash equal to the value of such asset as a Purchase Price adjustment. If GCL is required to make a cash payment pursuant to this Section 7.17(a), the Parties agree to work together to determine the value of such asset. GCL shall effect any transfer or payment in cash as expeditiously as practicable and, in any event, within three (3) Business Days upon the agreement of the value of the applicable asset being transferred where GCL elects to make a cash payment.
(b)	To the extent that the Parties determine, after the Closing Date, that the Purchaser directly or indirectly acquired any asset that was not a Company Asset, the Purchaser shall first use reasonably commercial efforts to effect the necessary transfers of such asset to the Vendor or GCL (if not the Vendor), as applicable, for nominal consideration and, second, in the event that the Purchaser determines that it is not reasonably practicable to effect such transfers, pay to the Vendor or GCL (if not the Vendor), as applicable, an amount in cash equal to the value of such asset. If the Purchaser is required to make a cash payment pursuant to this Section 7.17(b), the Parties agree to work together to determine the value of such asset. The Purchaser shall effect any transfer or payment in cash as expeditiously as practicable and, in any event, within three (3) Business Days upon the agreement of the value of the asset being transferred where the Purchaser elects to make a cash payment.
(c)	To the extent that the Parties determine, after the Closing Date, that (i) any obligation that was to be a Company Assumed Obligation was not assumed by the Company or acquired indirectly through the acquisition of the Purchased Shares (or assets subsequently transferred to the Purchaser pursuant to Section 7.17(a)) or (ii) that the Purchaser assumed or acquired indirectly, through its acquisition of the Purchased Shares (or assets subsequently transferred to the Purchaser pursuant to Section 7.17(a)), a liability that is not to be a Company Assumed Obligation, the Parties agree to work together to effect the necessary transfers of such obligation to the Purchaser and of such non-Company Assumed Obligation to the Vendor as expeditiously as practicable.
7.18	Insurance Policies

Promptly following the Closing Date, GCL shall terminate, or cause to be terminated, the Insurance Policies, or the portion of such Insurance Policies which relate to the Company and/or the Mine and shall retain any benefits derived from such termination. In the event that any benefits derived from such termination are paid to or received by the Purchaser or an Affiliate of the Purchaser (including, for greater certainty, the Company), the Purchaser shall, or shall cause, such benefits to be paid over to GCL as soon as reasonably practicable.

7.19	Company Name Change; Use of GCL Marks
(a)	Purchaser shall cause the Company to amend, within ten (10) Business Days after the Closing Date, any applicable certificate of incorporation, qualification(s) to do business as a foreign corporation, trade name filings, trademark registrations and all similar filings or registrations with Governmental Authorities to remove the terms “Newmont” and/or “Goldcorp” from the applicable corporate name, trade names and doing business as names and from any trademarks held by the Company, and shall cause any community or social benefit organizations (including non-profit organizations), foundations, or programs sponsored, maintained or promoted by the Company in connection with a Mine or the operations of the Company to cease using (and to change its name to remove) the terms “Newmont” and/or “Goldcorp”.
(b)	Neither the Purchaser nor any of its Affiliates (including, following the Closing, the Company) shall use, or have the right to use, the GCL Marks or any name or mark that is confusingly similar to or embodies the GCL Marks, and shall, promptly following Closing, cease using (or remove the GCL Marks from) all signs, materials, and other items bearing the GCL Marks (including uniforms, equipment, and buildings); provided that, to the extent any GCL Marks are included or incorporated in any written materials that have already been generated, the Purchaser and its Affiliates (including, following the Closing, the Company) may use such materials solely in the ordinary course of business until the earlier of ninety (90) days from the Closing Date or the depletion thereof. From and after the Closing Date, neither the Purchaser nor any of its Affiliates (including the Company) shall challenge or assist any third party to challenge the validity, enforceability or ownership of any of the GCL Marks.
7.20	Credit Agreement Co-Operation

Upon the reasonable request of the Purchaser, provided, that such request is made on reasonable notice and reasonably in advance of the Closing, GCL and the Vendor (if not GCL) shall, and shall cause the Company to, at the Purchaser’s cost and expense, use commercially reasonable efforts to assist the Purchaser in satisfying the conditions and/or covenants under any indebtedness of the Purchaser or its Affiliates including, without limitation, in connection with providing any guarantees and/or security of the Company and/or its subsidiaries with respect to the Purchaser Credit Agreement, provided that, for greater certainty, the Company shall not be required to provide any guarantee or security that is effective prior to the Closing Time. GCL and the Vendor (if not GCL) shall, and shall cause the Company to, cooperate in connection therewith, including (i) furnishing the Purchaser with such financial statements, operating information and other customary information that is readily available or that can practicably be produced in respect the Company (without any undue additional unreimbursed cost or burden), (ii) participating in a reasonable number of meetings, discussions or presentations requested by the Purchaser, and (iii) cooperating with the Purchaser in the preparation of information, documents, marketing documents or other materials in connection with any security or guarantees (which shall not be effective prior to the Closing Time), provided that GCL and the Vendor (if not GCL) shall not be required to (or to cause the Company to) cooperate in connection therewith to the extent that GCL and the Vendor (if not GCL) believe that doing so would:

(A) unduly interfere with the ordinary course conduct of the business of the Company, (B) result in the loss of solicitor-client, work product or other privilege, (C) result in the disclosure of any trade secrets of third parties or violate any obligations of GCL, the Vendor (if not GCL) or the Company with respect to confidentiality to any third party, or (D) breach, contravene or violate any applicable Law or any contractual obligations of GCL or the Vendor (if not GCL). For greater certainty, all non-public or otherwise confidential information regarding the Mine or the Company Assets obtained by the Purchaser or its Representatives pursuant to the foregoing is information which is subject to the Confidentiality Agreement and will be treated in accordance with the Confidentiality Agreement. In addition, GCL and the Vendor (if not GCL) shall not be required to (or to cause the Company to) (A) commit to take any action that is not contingent on the consummation of the occurrence of the Closing (other than as set out in this Section 7.20), or (B) waive or amend any term of this Agreement. The Purchaser agrees to indemnify and hold the Company harmless from and against all losses incurred by GCL, the Vendor (if not GCL) or the Company in connection with cooperating with the Purchaser in connection with this Section 7.20 (other than those incurred due to or the result of the gross negligence, willful misconduct or fraud of GCL, the Vendor (if not GCL) or the Company or their respective representatives). The Purchaser shall promptly reimburse GCL and the Vendor for all reasonable and documented out-of-pocket costs and expenses incurred by them in connection with all actions taken pursuant to this Section 7.20 to the extent, in the case of costs and expenses incurred in connection with preparing and/or furnishing information or other materials, such information or other materials were not otherwise prepared or available in the Ordinary Course of Business of GCL, the Vendor or the Company.

7.21	Business Acquisition Report

In the event that the transactions contemplated herein constitute, or will constitute, an acquisition of a business that requires the filing of a business acquisition report (a “BAR”) under National Instrument 51-102 - Continuous Disclosure Obligations, GCL and the Vendor (if GCL is not the Vendor) will, at the Purchaser’s cost and expense, cooperate with the Purchaser to provide the Purchaser with such information as the Purchaser may reasonably require to prepare and complete the BAR; provided that, (a) the cooperation provided by GCL and the Vendor does not unreasonably interfere with the ongoing business and operations of GCL or the Vendor, and (b) for greater certainty, neither GCL and the Vendor (if GCL is not the Vendor) nor any of its Affiliates shall be required to prepare, review or audit (or cause to be audited) any financial statements to be included in the BAR. The Purchaser shall promptly reimburse GCL and the Vendor for all reasonable and documented out-of-pocket costs and expenses incurred by them in connection with all actions taken pursuant to this Section 7.21.

7.22	Technical Report

In the event the Purchaser is required to file a technical report relating to the Mine pursuant to National Instrument 43-101 - Standards of Disclosure for Mineral Projects within the twelve months following the date of this Agreement, GCL and the Vendor (if GCL is not the Vendor) will, at the Purchaser’s cost and expense, cooperate with the Purchaser to provide the Purchaser such information and access as the Purchaser may reasonably require to complete the technical report; provided that, the cooperation provided by GCL and the Vendor does not unreasonably interfere with the ongoing business and operations of GCL or the Vendor.

The Purchaser shall promptly reimburse GCL and the Vendor for all reasonable and documented out-of-pocket costs and expenses incurred by them in connection with all actions taken pursuant to this Section 7.22 on or after the date of this Agreement.

7.23	Transition Services Agreement.

During the Interim Period, GCL, the Purchaser, and the Guarantor shall negotiate in good faith to determine the scope and term of the schedule of “services” to be provided by GCL and/or its Affiliates pursuant to the Transition Services Agreement, provided that such services shall include only those services that (i) do not form part of the Company Assets, and (ii) are reasonably required to, in conjunction with the Company Assets, operate the business of the Mine in all material respects as conducted as of the date of this Agreement and as of the date immediately prior to the Closing.

Article 8
Termination

8.1	Grounds for Termination

This Agreement may be terminated on or prior to the Closing Date:

(a)	by the mutual written agreement of GCL and the Purchaser;
(b)	by written notice from the Purchaser to GCL as permitted in Section 5.2; or
(c)	by written notice from GCL to the Purchaser as permitted in Section 5.4.
8.2	Effect of Termination

If this Agreement is terminated by GCL or by the Purchaser under Section 8.1, all further obligations of the Parties under this Agreement shall terminate, except for the obligations under Sections 7.3, 7.4, and Article 10, which shall survive such termination.

Article 9
TAX Matters

9.1	Preparation of Tax Returns

Subject to Section 9.2, GCL shall cause to be prepared and filed on a timely basis all Tax Returns for the Company for (a) any Pre-Closing Tax Period ending on or before the Closing Date and (b) for any Straddle Period for which Tax Returns are required to be prepared and filed, in each case, for greater certainty, including all Tax filings of the Company related to the Pre-Closing Reorganization and all Tax elections of the Company in respect of a Pre-Closing Tax Period that are to be filed (or amended) following Closing (all Tax Returns, filings and elections referred to in clause (a) and (b) above collectively being referred to herein as the “Stub Period Returns”). GCL shall prepare each Stub Period Return on a basis consistent with (i) Applicable Law, and (ii) the past practices and procedures.

Notwithstanding the foregoing, in any Stub Period Return, the Company shall not deduct: (a) any amount in the nature of a reserve or claim any Tax credit that would require the Company to include in a tax period ending after the Closing Time any amount of income, except to the extent (i) in the case of any such credit, the Tax liability in respect of such income (determined as though such income were the only income or loss of the Company for the tax period and without regard for the availability of any loss carry-forwards or carry-backs from a Tax period beginning on or after the Closing Time) is taken into account in calculating the Purchase Price or reduces a refund or credit of Taxes to which Vendor is entitled in accordance with Section 9.5, or (ii) in the case of any reserve, a corresponding reserve or other liability is taken into account in calculating the Purchase Price, or (b) any amount in respect of Company Assets that are “depreciable property”(as that term is defined in subsection 13(21) of the ITA), or (c) any amount in respect of Company Assets that are “Canadian resource property”(as that term is defined in subsection 66(15) of the ITA). GCL shall provide to the Purchaser for its review a draft of each Stub Period Return no later than 30 days in the case of an income Tax Return, and 10 days in the case of any other Tax Return, prior to the due date for filing such Tax Return with the appropriate Governmental Authorities. The Purchaser shall notify GCL in writing within 15 days in the case of an income Tax Return, and 5 days in the case of any other Tax Return, after delivery of a Stub Period Return if it has any reasonable comments with respect to items set forth in such Stub Period Return. GCL shall incorporate all such comments that comply with the foregoing.

9.2	Section 85 Elections

GCL and the Company shall make and file, on a timely basis and in prescribed form, a joint election under subsection 85(1) of the ITA (and any similar provision of any provincial legislation) (a “Section 85 Election”) in respect of the transfer of the Company Assets that are “eligible property” (as that term is defined in subsection 85(1.1) of the ITA) hereunder, and shall prepare their respective Tax Returns in a manner consistent with such Section 85 Election. The agreed amounts under such Section 85 Election shall be determined by GCL, in its sole discretion, according to the limits set out in the ITA (and applicable provincial tax legislation), provided that:

(a)	the sum of the agreed amounts for Company Assets that are “Canadian resource property” (as that term is defined in subsection 66(15) of the ITA) shall not be less than the lesser of:
(i)	the aggregate fair market value of all Company Assets that are “Canadian resource property” (as that term is defined in subsection 66(15) of the ITA); and
(ii)	[Redacted: Commercially sensitive information]; and
(b)	the sum of the agreed amounts for Company Assets that are “depreciable property” (as that term is defined in subsection 13(21) of the ITA) shall not be less than the lesser of:

(i)	the aggregate fair market value of all Company Assets that are “depreciable property” (as that term is defined in subsection 13(21) of the ITA); and
(ii)	[Redacted: Commercially sensitive information].

GCL shall provide the Company with two copies of the necessary election forms no later than 30 days prior to the deadline for the filing of such forms, duly completed with the details of all applicable amounts including the agreed amounts for the purposes of such Section 85 Election, which the Company shall within 10 days of receipt execute and return to GCL for filing with the applicable Governmental Authority. The Company will not be responsible for the proper completion of any election form or verification of any information therein and, except for the obligation of the Company to so execute and return duly completed election forms as described in this Section 9.2 (and the Company shall be responsible for any taxes, interest, penalties and other losses resulting from any failure of the Company to fulfil such obligations), the Company will not be responsible for any taxes, interest or penalties resulting from the failure by GCL to properly complete or file the Section 85 Election in the form and manner and within the time prescribed by the ITA (and applicable provincial tax legislation).

9.3	Straddle Periods

In the case of any Straddle Period, the amount of Taxes allocable to the portion of the Straddle Period ending immediately prior to the Closing Time shall be:

(a)	in the case of Taxes imposed on a periodic basis (such as real or personal property Taxes), the amount of such Taxes for the entire Straddle Period (or, in the case of such Taxes determined on an arrears basis, the amount of such Taxes for the immediately preceding period) multiplied by a fraction, the numerator of which is the number of calendar days in the portion of the Straddle Period ending immediately prior to the Closing Time and the denominator of which is the number of calendar days in the entire relevant Straddle Period; and
(b)	in the case of Taxes not described in (a) above (such as franchise Taxes, Taxes that are based upon or related to income, mining, production, or receipts, or Taxes that are based upon occupancy or imposed in connection with any sale or other transfer or assignment of property), the amount of such Taxes determined on a closing-of-the-books basis as if such tax period ended immediately prior to the Closing Time.
9.4	Post-Closing Actions

The Purchaser shall not, unless required by Law or with prior written consent of GCL (not to be unreasonably withheld, conditioned or delayed), (a) refile, amend or otherwise modify any Tax Return of the Company filed for a Pre-Closing Tax Period or Straddle Period; (b) make or change any election or method of accounting with respect to, or that has retroactive effect to, any Pre-Closing Tax Period or Straddle Period; (c) make any voluntary disclosure or otherwise request that a Governmental Authority review, assess or reassess any Pre-Closing Tax Period or Straddle Period of the Company if such action could result in a decrease to the Purchase Price; or (d) waive or otherwise fail to claim any refund (or credit in lieu of refund) of any Taxes to which the Vendor is entitled pursuant to Section 9.4, or to cause or permit the Company to do any of the foregoing.

9.5	Tax Refunds

If the Company receives, after Closing, any refunds or credits of Taxes (including any interest paid or credited with respect thereto net of any Taxes paid by a Purchaser’s Indemnified Party on such interest) for any Pre-Closing Tax Period (except to the extent already included in the calculation of the Final Closing Date Net Working Capital and except to the extent such refunds arise as a result of a carry back of a loss or credit from a tax period that is not a Pre-Closing Tax Period), the Purchaser will pay the amount thereof (net of (i) any Taxes payable by a Purchaser Indemnified Party in respect of such refund or interest or that would have been payable in the absence of use of a loss or credit from a tax period that is not a Pre-Closing Tax Period, and (ii) any reasonable costs paid by a Purchaser Indemnified Party to obtain such refund) to the Vendor within 10 Business Days following the date such refunds or credits and applicable interest were paid or credited by the relevant Governmental Authority to the Company. In the event that the Company is subsequently required to repay any amount paid to or for the benefit of the Vendor under this Section 9.5, the Purchaser shall notify the Vendor in writing and such amount (together with any interest or penalties owing in respect of such disallowed refund) shall be repaid to the Purchaser within 10 Business Days of receipt of such notice. Any payment made pursuant to this Section 9.5 shall be treated as a dollar-for-dollar adjustment to the Purchase Price for all purposes, unless otherwise required by Law.

9.6	Cooperation Respecting Tax Matters

Each Party shall provide reasonable cooperation to the other Party and their counsel in respect of Tax matters arising under this Agreement (“Tax Matters”), including:

(a)	providing prompt notice to the other Party in writing of any pending or Threatened Tax audits or assessments of the Company for tax periods for which the other may have a liability under this Agreement;
(b)	providing the other Party and its counsel with draft copies of all filings, motions, applications, correspondence and other documents the Party defending the claim intends to file with or deliver to any Governmental Authority in connection with a Tax Matter at least 10 Business Days prior to the date on which such documents are filed or delivered and considering the comments of the other Party and its counsel regarding such filings, motions, applications, correspondence and other documents;
(c)	promptly notifying the other Party of any communication the Party defending a Tax Matter receives from any Governmental Authority regarding such Tax Matter and providing the other Party with copies of all correspondence, filings or communications between such Party defending the claim, on the one hand, and any Governmental Authority or members of the staff of any Governmental Authority, on the other hand, in each case to the extent relating to any such Tax Matter; provided that the Purchaser shall in all cases have the right to attend any meetings or participate in other discussions (or have Purchaser’s counsel attend or participate) with the staff of any Governmental Authority or such Governmental Authority’s counsel;

(d)	keeping the other Party and its counsel advised on a prompt and ongoing basis of the status of such Tax Matter and any material changes or developments with respect thereto and promptly and fully responding to all requests for information, questions and comments of the other Party and its counsel from time to time;
(e)	making available to each other in a prompt fashion such data, documents and other information as may reasonably be required for the preparation and filing of all Stub Period Returns, or for the conduct of any Tax Matter, and preserving all such data, documents and information until the expiry of the limitation period under Applicable Law with respect to the taxation years or periods covered by such Stub Period Returns, or until a Final Determination has been made in respect of such Tax Matter, as the case may be;
(f)	at the expense of the Vendor, providing such physical access to any property of the Company by GCL or any Affiliate, their experts and Representatives as may reasonably be required in connection with a Tax Matter (including, for greater certainty, any Tax Matter of GCL, the Vendor, any Affiliate or of any of their successors);
(g)	promptly signing and delivering such certificates or forms as may be necessary or appropriate to establish an exemption from (or otherwise reduce) Taxes, or an exemption from (or an extension in respect of) an obligation to file Tax Returns; and
(h)	cooperating, or causing the Company to cooperate, at the expense of the Vendor, in respect of any audit or other Tax proceeding of GCL in respect of a Pre-Closing Tax Period related to any Mine.
9.7	Tax Claims

Notwithstanding anything to the contrary in Article 6, GCL shall have the right to represent the Company’s interests in any Third Party Claim relating to Tax liabilities for which the Vendor would be required to indemnify the Purchaser pursuant to Section 6.2 and which relate to any Pre-Closing Tax Period or the Pre-Closing Reorganization (a “Tax Claim”), other than a Tax Claim in respect of a Straddle Period. If GCL elects to represent the Company’s interests in the Tax Claim, GCL shall have the right to control any such Tax Claim, other than a Tax Claim in respect of a Straddle Period, at its sole cost and expense, provided that: (i) GCL shall pursue such Tax Claim diligently, (ii) GCL shall keep the Purchaser informed regarding the status of such Tax Claim in accordance with Section 9.6, (iii) GCL shall consult with the Purchaser regarding the defense of such Tax Claim, and the Purchaser shall have the right to participate (at the Purchaser’s cost and expense), in such Tax Claims, (iv) GCL shall provide to the Purchaser a reasonable opportunity to comment on any representations or submissions proposed to be made to a Governmental Authority in respect of such Tax Claim and to attend any meeting with any such Governmental Authority with respect to such matters, and (v) not enter into any compromise or settlement of any Tax Claim without obtaining the prior written consent of the Purchaser, which consent shall not be unreasonably withheld or delayed.

If GCL does not elect to represent the Company’s interests in the Tax Claim, GCL shall have the right, at its expense, to participate in but not control the negotiation, settlement or defence of the Tax Claim (including, for greater certainty, any Tax Claim in respect of a Straddle Period), which control shall rest at all times with the Purchaser; provided, however, that the Purchaser shall not enter into any compromise or settlement of any Tax Claim (including, for greater certainty, any Tax Claim in respect of a Straddle Period) without obtaining the prior written consent of GCL, which consent shall not be unreasonably withheld or delayed.

9.8	Reportable Transactions

The Purchaser, GCL and the Vendor (if GCL is not the Vendor), agree that none of the transactions contemplated by this Agreement, the Pre-Closing Reorganization, or any transaction that may be considered to be part of the same series of transactions as the transactions contemplated by this Agreement or the Pre-Closing Reorganization, is a “reportable transaction” or a “notifiable transaction”, each as defined in the ITA, such that none of the Parties, the Company or any “advisor” (as defined in subsections 237.3(1) or 237.4(1) of the ITA, as applicable) thereto intend to file any information return reporting a reportable transaction or notifiable transaction with any Governmental Authority, nor are otherwise required to report such transactions to any Governmental Authority under any analogous provision of any comparable Law of any province or territory of Canada, including any transaction subject to mandatory disclosure rules under the Taxation Act (Québec). If any Party determines that any such transaction is reportable then it shall so notify all other Parties and the Parties shall reasonably cooperate in good faith (including sharing of draft reporting forms) to make any such report on a timely basis. Notwithstanding the foregoing and for greater certainty, each Party shall be permitted to report any transaction to an applicable Governmental Authority to the extent that such Party determines, acting reasonably, that such reporting is required by Law.

Article 10
General

10.1	Mutual Releases
(a)	Effective upon the Closing, the Purchaser, on its own behalf and on behalf of the Company, hereby releases and discharges, GCL and each of its Affiliates (other than the Company), and each of their respective Representatives and equity holders (collectively, the “Released Vendor Parties”) from any and all claims, demands and causes of action, whether known or unknown, liquidated or contingent, which the Company ever had, now has or may have relating to, arising out of or in any way connected with the dealings of the Released Vendor Parties and the Company, or any circumstance, agreement, action, omission, event or matter occurring or existing between them, in each case, prior to the Closing Date, it being understood, however, that such release shall not operate to release (i) the Released Vendor Parties from any obligations under this Agreement or in any other agreement, certificate or instrument executed and delivered pursuant to this Agreement or (ii) any third party from any of its obligations under any Contract with such third party.

(b)	Effective upon the Closing, GCL and the Vendor (if not GCL) hereby releases and discharges the Company from any and all claims, demands and causes of action, whether known or unknown, liquidated or contingent, which GCL or the Vendor (if not GCL) ever had, now has or may have relating to, arising out of or in any way connected with the dealings of the Company and GCL or the Vendor (if not GCL), or any circumstance, agreement, action, omission, event or matter occurring or existing between them, in each case, prior to the Closing Date, it being understood, however, that such release shall not operate to release (i) the Company from any obligations under this Agreement or in any other agreement, certificate or instrument executed and delivered pursuant to this Agreement, or (ii) any third party from any of its obligations under any Contract with such third party.
10.2	Guarantee

In the event that GCL is not the Vendor, GCL hereby absolutely, unconditionally and irrevocably guarantees, as direct obligations, in favour of the Purchaser the full and timely performance, observance and payment by the Vendor of each and every covenant, agreement, undertaking, representation, warranty, indemnity and obligation of the Vendor contained in this Agreement. GCL acknowledges that this guarantee is given with due consideration and that the Purchaser would not agree to enter into this Agreement without such guarantee.

10.3	Conflicts and Privilege

It is acknowledged by each of the Parties that GCL has retained Goodmans LLP to act as its counsel in connection with the transactions contemplated by this Agreement. The Purchaser agrees that, in the event that a dispute arises after Closing between the Parties, Goodmans LLP may represent GCL in such dispute even though the interests of GCL may be directly adverse to the Purchaser or the company, and even though Goodmans LLP may have represented the Company in a matter substantially related to such dispute or may be handling ongoing matters for the Purchaser or the Company. The Purchaser further agrees that, as to all communications among Goodmans LLP, the Company, and GCL that relate in any way to the transactions contemplated by this Agreement, the attorney or solicitor-client privilege and the expectation of client confidence belongs to GCL and may be controlled by GCL and will not pass to or be claimed by the Purchaser or the Company. Notwithstanding the foregoing, in the event that a dispute arises between the Purchaser or the Company and a third party other than a Party after the Closing, the Company may assert the attorney or solicitor-client privilege on behalf of GCL to prevent disclosure of confidential communications by Goodmans LLP to such third party; provided, however, that the Company may not waive such privilege without the prior written consent of GCL.

10.4	Expenses

Except as otherwise expressly provided herein, each Party shall be responsible for all costs and expenses (including any Taxes imposed on such expenses) incurred by it in connection with the negotiation, preparation, execution, delivery and performance of this Agreement and the transactions contemplated by this Agreement (including the fees and disbursements of legal counsel, bankers, investment bankers, accountants, brokers and other advisers).

10.5	Public Announcements

The Parties hereto may each publicly announce the transactions contemplated hereby following the execution and delivery of this Agreement, provided that the text and timing of each disclosing Party’s announcement must be approved by the other Parties in advance, acting reasonably. No Party shall issue any press release or otherwise make public announcements with respect to this Agreement without the consent of the other Parties (which consent shall not be unreasonably withheld or delayed); provided, however, that the foregoing shall be subject to each Party’s overriding obligation to make any disclosure or filing required under Applicable Laws or stock exchange rules, and the Party making such disclosure shall use all commercially reasonable efforts to give prior oral or written notice to the other Parties and reasonable opportunity to review or comment on the disclosure or filing, and if such prior notice is not possible, to give such notice immediately following the making of such disclosure or filing.

10.6	Notices
(1)	Mode of Giving Notice. Any notice, direction, certificate, consent, determination or other communication required or permitted to be given or made under this Agreement shall be in writing and shall be effectively given and made if (a) delivered personally, (b) sent by prepaid courier service or mail, or (c) sent by e-mail (return receipt requested) or other similar means of electronic communication, in each case to the applicable address set out below:
(a)	if to GCL, to:

Goldcorp Canada Ltd.
6900 E Layton Avenue, Suite 700
Denver, CO 80237

Attention: Legal Department
Email: [Redacted: Personal information]

with a copy (which shall not constitute notice) to:

Goodmans LLP
Bay Adelaide Centre
333 Bay Street, Suite 3400
Toronto, ON M5H 2S7

Attention: Neill May and David Coll-Black
Email: [Redacted: Personal information]

(b)	if to the Purchaser or Guarantor, to:

Orla Mining Ltd.
Suite 1010, 1075 West Georgia Street
Vancouver, BC
V6E 3C9

Attention: Jason Simpson, President & Chief Executive Officer
Email: [Redacted: Personal information]

with a copy (which shall not constitute notice) to:

Blake, Cassels & Graydon LLP
1133 Melville Street
Suite 3500, The Stack
Vancouver, British Columbia
V6E 4E5

Attention: Bob Wooder
Email: [Redacted: Personal information]

(2)	Deemed Delivery of Notice. Any such communication so given or made shall be deemed to have been given or made and to have been received on the day of delivery if delivered, or on the day of e-mailing or sending by other means of recorded electronic communication, provided that such day in either event is a Business Day and the communication is so delivered, e-mailed or sent before 4:30 p.m. (Mountain Time) on such day. Otherwise, such communication shall be deemed to have been given and made and to have been received on the next following Business Day. Any such communication sent by mail shall be deemed to have been given and made and to have been received on the fifth Business Day following the mailing thereof; provided however that no such communication shall be mailed during any actual or apprehended disruption of postal services. Any such communication given or made in any other manner shall be deemed to have been given or made and to have been received only upon actual receipt.
10.7	Time of Essence

Time shall be of the essence of this Agreement in all respects.

10.8	Further Assurances

Each Party shall from time to time promptly execute and deliver or cause to be executed and delivered all such further documents and instruments and shall do or cause to be done all such further acts and things in connection with this Agreement that the other Party may reasonably require as being necessary or desirable in order to effectively carry out or better evidence or perfect the full intent and meaning of this Agreement or any provision hereof.

10.9	Entire Agreement

This Agreement, the Transition Services Agreement, and the existing confidentiality agreement dated April 1, 2024, between Newmont Corporation and the Guarantor to which this agreement supersedes (the “Confidentiality Agreement”), constitute the entire agreement between the Parties pertaining to the subject matter of hereof and thereof and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written. There are no conditions, representations, warranties, obligations or other agreements between the Parties in connection with the subject matter of this Agreement and/or the Transition Services Agreement (whether oral or written, express or implied, statutory or otherwise) except as explicitly set out in this Agreement, the Transition Services Agreement and the Confidentiality Agreement.

10.10	Amendment

No amendment of this Agreement shall be effective unless made in writing and signed by the Parties.

10.11	Waiver

A waiver of any default, breach or non-compliance under this Agreement shall not be effective unless in writing and signed by the Party to be bound by the waiver, and then only in the specific instance and for the specific purpose for which it has been given. No waiver shall be inferred from or implied by any failure to act or delay in acting by a Party in respect of any default, breach or non-observance or by anything done or omitted to be done by the other Party. The waiver by a Party of any default, breach or non-compliance under this Agreement will not operate as a waiver of that Party’s rights under this Agreement in respect of any continuing or subsequent default, breach or non-observance (whether of the same or any other nature).

10.12	Severability

Any provision of this Agreement, which is prohibited or unenforceable in any jurisdiction will, as to that jurisdiction, be ineffective to the extent of such prohibition or unenforceability and will be severed from the balance of this Agreement, all without affecting the remaining provisions of this Agreement or affecting the validity or enforceability of such provision in any other jurisdiction.

10.13	Specific Performance

Notwithstanding Section 8.2, the Parties agree that irreparable harm may occur for which money Damages would not be an adequate remedy at law in the event that any Party breached its obligation to close the purchase and sale of the Purchased Shares on the Closing Date in accordance with the provisions of this Agreement. It is accordingly agreed that the Parties shall be entitled to injunctive and other equitable relief to prevent such breaches or Threatened breach of this Agreement, and to enforce compliance with the terms of his Agreement requiring the other Parties hereto to close the purchase and sale of the Purchased Shares on the Closing Date in accordance with the provisions of this Agreement, this being in addition to any other remedy to which the Parties may be entitled at law or in equity in respect of such breach. Such remedies will not be the exclusive remedies for any such breach of this Agreement but will be in addition to all other remedies available at Law or equity to each of the Parties in respect of such breach. For greater certainty and without limitation, this Section 10.13. does not apply to any claim in respect of the accuracy or inaccuracy of any representation or warranty contained herein, including where such inaccuracy prevents the Closing from occurring.

Notwithstanding anything to the contrary in this Agreement, it is hereby acknowledged and agreed that the Vendor, GCL and/or the Company shall be entitled to seek specific performance to cause the Guarantor and the Purchaser, as applicable, to (i) enforce the obligations of the Lenders to fund the financing under the Commitment Letter, (ii) enforce the obligations of the Gold Prepay Lenders to fund the financing under the Gold Prepay Letters, or (iii) enforce the obligations of the Subscribers to fund the financing under the Subscription Letters. The entitlement of the Vendor, GCL and/or the Company to seek specific performance by the Lenders shall only be applicable in the event that each of the following conditions has been satisfied: (i) all of the conditions set forth in Section 5.1 and Section 5.3 have been satisfied (excluding conditions that, by their terms, are to be satisfied on the Closing Date); (ii) the Purchaser fails to pay the aggregate Purchase Price as required by Article 2 and (iii) all of the conditions to the consummation of the financing provided by the Commitment Letter have been satisfied (excluding conditions that, by their terms, are to be satisfied on the Closing Date).

10.14	Attornment

Each Party agrees (a) that any Legal Proceeding relating to this Agreement may (but need not) be brought in any court of competent jurisdiction in the City of Toronto in the Province of Ontario, and for that purpose now irrevocably and unconditionally attorns and submits to the jurisdiction of such Ontario court; (b) that it irrevocably waives any right to, and shall not, oppose any such Legal Proceeding in the City of Toronto in the Province of Ontario on any jurisdictional basis, including forum non conveniens; and (c) not to oppose the enforcement against it in any other jurisdiction of any Order duly obtained from an Ontario court as contemplated by this Section 10.14.

10.15	Governing Law

This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable in such Province and this Agreement shall be treated, in all respects, as an Ontario contract.

10.16	Successors and Assigns; Assignment
(a)	This Agreement shall enure to the benefit of, and be binding on, the Parties and their respective successors and permitted assigns.
(b)	Neither Party may assign or transfer, whether absolutely, by way of security or otherwise, all or any part of its respective rights or obligations under this Agreement without the prior written consent of the other Party. Notwithstanding the foregoing, (i) GCL shall, subject to its obligations under Section 10.2, be permitted to assign all or any part of its rights or obligations under this Agreement to the Vendor (if not GCL) without the prior written consent of the Purchaser and (ii) the Purchaser may collaterally assign its rights (but not, for certainty, its obligations) hereunder to its lenders under the Purchaser Credit Agreement without the prior written consent of the Vendor or GCL.

(c)	Without limiting the generality of the foregoing, if Purchaser, the Company or any of their successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys the Company Assets or the Mine or all or substantially all of their properties and assets as an entity in one or a series of related transactions to any Person, then, in each such case, proper provisions shall be made so that the successors and/or assigns of Purchaser or the Company or the purchaser of such assets or properties shall assume all of the obligations of Purchaser and the Company provided for hereunder; provided that neither Purchaser nor the Company shall be relieved from such obligation. In addition, following Closing, neither Purchaser nor the Company shall distribute, sell, transfer or otherwise dispose of any of its assets in a manner that would reasonably be expected to render Purchaser or the Company unable to satisfy its obligations hereunder.
10.17	Third Party Beneficiaries

This Agreement is for the sole benefit of the Parties, and except as specifically provided for in Article 6 and Section 7.12, nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

10.18	Counterparts

This Agreement may be executed in counterparts, each of which shall be deemed to be an original and all of which taken together shall be deemed to constitute one and the same instrument. To evidence its execution of an original counterpart of this Agreement, a Party may send a copy of its original signature on the execution page hereof to the other Party by facsimile, e-mail in pdf format or by other electronic transmission and such transmission shall constitute delivery of an executed copy of this Agreement to the receiving Party.

[Signature page follows.]

IN WITNESS WHEREOF the Parties have executed this Agreement as of the date first above written.

GOLDCORP CANADA LTD.
By:	(signed) “Scott Langley”
Name: Scott Langley
Title: Director

1511583 B.C. LTD.
By:	(signed) “Jason Simpson”
Name: Jason Simpson
Title: Chief Executive Officer

ORLA MINING LTD.
By:	(signed) “Jason Simpson”
Name: Jason Simpson
Title: President, Chief Executive Officer & Director

Exhibit “A”
Shareholder Resolutions

Acquisition Resolution:

BE IT RESOLVED THAT:

1.	The Share Purchase Agreement dated November 17, 2024 among Orla Mining Ltd. (the “Company”), 1511583 B.C. Ltd., a wholly owned subsidiary of the Company and Goldcorp Canada Ltd., as it may be amended, modified or supplemented from time to time (the “Purchase Agreement”), and the transactions contemplated therein (the “Transaction”), the actions of the directors of the Company in approving the Purchase Agreement and the Transaction and the actions of the directors and officers of the Company in executing and delivering the Purchase Agreement and causing the performance by the Company of its obligations thereunder are hereby confirmed, ratified, authorized and approved.
2.	Notwithstanding that this resolution has been approved (and the Purchase Agreement and the Transaction approved and agreed to) by shareholders of the Company, the directors of the Company are hereby authorized and empowered without further notice to or approval of any shareholders of the Company (i) to amend the Purchase Agreement and (ii) not to proceed with the Transaction at any time prior to the Closing Time (as defined in the Purchase Agreement), subject to the terms of the Purchase Agreement.
3.	Any director or officer of the Company is hereby authorized, empowered and instructed, acting for, in the name and on behalf of the Company, to execute or cause to be executed, under the seal of the Company or otherwise, and to deliver or to cause to be delivered, all such other documents and to do or to cause to be done all such other acts and things as in such person’s opinion may be necessary or desirable in order to carry out the intent of the foregoing paragraphs of these resolutions and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document or the doing of such act or thing.

Financing Resolution:

BE IT RESOLVED THAT:

1.	The issuance of senior unsecured convertible notes of the Company up to an aggregate principal amount of $200,000,000 (the “Notes”), together with the issuance of the common shares of the Company (“Common Shares”) upon conversion thereof, and the issuance of common share purchase warrants of the Company (the “Warrants”), together with the issuance of the Common Shares upon conversion thereof (the “Warrant Shares”), in each case in accordance with the terms thereof, to Pierre Lassonde and Fairfax Financial Holdings Limited (“Fairfax”), or a respective affiliate thereof (the “Concurrent Private Placement”), all as more particularly described in the management information circular of the Company dated [•], is hereby confirmed, authorized and approved.

2.	In connection with the Concurrent Private Placement, the Company is hereby authorized to issue (i) any Common Shares upon the conversion of Notes and (ii) any Warrant Shares upon the exercise of Warrants, in each case in accordance with the terms thereof, including the issuance of any Common Shares or Warrant Shares to Fairfax where such issuance would result in the creation of a holding of more than 20% of the voting securities of the Company by one security holder or a combination of security holders acting together and which would “materially affect control” of the Company pursuant to section 604(a)(i) of the TSX Company Manual.
3.	Any one director or officer of the Company is hereby authorized, for and on behalf of the Company, to execute and deliver all such further agreements, documents and instruments and to perform all such other acts, deeds and things as such director or officer may deem to be necessary or advisable for the purpose of giving full force and effect to the provisions of this resolution, the execution and delivery by such director or officer of any such agreement, document or instrument or the doing of any such act or thing being conclusive evidence of such determination.
4.	Notwithstanding the foregoing approval, the directors of the Company be and are hereby authorized to abandon all or any part of these resolutions at any time prior to giving effect thereto without further notice to or approval of the shareholders of the Company.

Exhibit “B”
Transition Services Agreement

[Redacted: Commercially sensitive information]

Exhibit “C”
Accounting Principles and Example of Working Capital Statement

[Redacted: Commercially sensitive information]